

Our First Billion and Beyond

Nordson Corporation 2008 Annual Report

Nordson

Contents

Our Journey of



ABOUT NORDSON

Nordson Corporation (Nasdaq: NDSN) is one of the world's leading manufacturers of equipment used for precision dispensing, testing and inspection, surface preparation and curing. Nordson's technology-based systems can be found in production facilities around the world. Nordson serves many diverse markets, including the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, life sciences, medical, metal finishing, nonwoven, packaging and semiconductor industries.

Nordson's strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, Nordson markets its products through a network of direct operations in 32 countries. Consistent with this strategy, more than 70 percent of Nordson's revenues are generated from outside the United States.

Nordson has more than 4,100 employees worldwide. Principal manufacturing facilities are located in the United States in California, Georgia, New Jersey, Ohio and Rhode Island, as well as in China, Germany, India, The Netherlands and the United Kingdom.



Profitable Growth Continues

2008 was a milestone for Nordson, as the company exceeded one billion dollars in annual revenue for the first time in its history. While we are proud of this achievement, we are more excited by what is yet to come. Above all, we remain focused on our mission: *to provide precision technology solutions that make our customers more successful worldwide.*

1956-2008: THE FIRST $1 BILLION
(in millions of dollars)


15% AVERAGE ANNUAL GROWTH RATE
SALES
$1,200 M
1,000 M
800 M
600 M
400 M
200 M
0
'55
'59
'63
'67
'71
'75
'79
'83
'87
'91
'95
'99
'03
'08

Financial Highlights

Five-Year Perspective

SALES
(in millions of dollars)


AVERAGE ANNUAL GROWTH RATE 10%
$1,400
1,200
1,000
800
600
400
200
'04
'05
'06
'07
'08
United States
International

OPERATING PROFIT
(in millions of dollars)


AVERAGE ANNUAL GROWTH RATE 12%
$200
180
160
140
120
100
80
'04
'05
'06
'07
'08

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
(in dollars)


AVERAGE ANNUAL GROWTH RATE 16%
$3.50
3.20
2.90
2.60
2.30
2.00
1.70
'04
'05
'06
'07
'08

(In thousands of dollars except for per-share amounts)	**2008**	2007	2006
OPERATIONS FOR THE YEAR			
Sales	**$ 1,124,829**	$ 993,649	$ 892,221
Income from continuing operations	**$ 117,504**	$ 90,692	$ 97,667
Percent of sales	**10%**	9%	11%
Average common shares and common-share equivalents (000s)	**34,307**	34,182	34,180
Diluted earnings per share from continuing operations	**$ 3.43**	$ 2.65	$ 2.86
Dividends per share	**$ 0.73**	$ 0.70	$ 0.67
FINANCIAL POSITION AT YEAR-END			
Working capital	**$ 10,317**	$ (99,990)	$ 105,979
Total assets	**$ 1,166,669**	$ 1,211,840	$ 822,890
Long-term debt	**$ 68,550**	$ 22,840	$ 47,130
Total shareholders' equity	**$ 574,112**	$ 531,117	$ 430,528
RATIOS			
Current	**1.03**	0.80	1.44
Total debt to total capital	**0.33**	0.40	0.21
Return on average shareholders' equity from continuing operations	**20%**	19%	26%
Market value per share at fiscal year-end	**$ 36.93**	$ 53.50	$ 46.05
OTHER			
Employees	**4,111**	4,089	3,645
Shareholders (registered)	**1,955**	2,049	2,132
Shares outstanding (000)	**33,708**	33,710	33,411



While we are proud to have reached the $1 billion revenue mark, we are not content. We believe there is room for Nordson to grow for many years to come.

Edward P. Campbell,
Chairman, President and Chief Executive Officer

Letter to Shareholders

The theme of this year's annual report is *Our First Billion… and Beyond*. Indeed, Nordson reached a milestone this fiscal year, exceeding $1 billion in revenue for the first time in its history, while also setting performance records in operating income and diluted earnings per share. The company also continued to proactively make the necessary strategic decisions and investments that should see it through short term economic challenges and position it for success for years to come. Highlights for the year included:

- Revenue grew to a record $1.1 billion, an increase of 13 percent over 2007.
- Operating profit grew to a record $190 million, an increase of 25 percent over 2007.
- Diluted earnings per share grew to a record $3.43, an increase of 29 percent over 2007.
- Dividends to shareholders increased for the 45th consecutive year, ranking us among the top 16 publicly traded companies with the longest-running record of dividend increases.

Serving Diverse and Growing End Markets

In 2008, we continued our proven strategy of reaching into rapidly growing high-tech markets alongside slower growing but highly profitable traditional ones. As a result, Nordson again delivered strong financial performance, even in a year of global economic volatility.

Advanced Technology continued to be Nordson's fastest growing segment, with revenues increasing 22 percent in 2008 from a year ago. The segment's dispensing, surface treatment, test and inspection solutions continued to be in demand, as electronics manufacturers relied on Nordson to meet market requirements for smaller, more complex high-tech devices with ever greater functionality. The production of microprocessors, cell phones, MP3 players, digital cameras, personal computers, LCD displays and related products are all made possible by Nordson-enabled processes. Our position as a preferred partner to this industry was recognized again as our Asymtek operation earned Intel's prestigious supplier quality award for the fifth consecutive year. This segment also benefited by growth in the sale of Nordson equipment to life science end markets, as Nordson continued to find profitable

(continues on following page)

opportunities for its products and systems in drug discovery, stents and catheters, pacemakers, opthalmics, dentistry and clinical diagnostics. New markets, such as solar energy and fuel cells, hold promise for the future.

Nordson's largest segment, Adhesive Dispensing Systems, delivered both stability and growth this year. Revenue increased 14 percent in the segment as we continued to be a supplier of choice on a global basis. Major applications include food and beverage packaging, diapers and other personal hygiene products, bookbinding and envelopes, and folding cartons and boxes. Demand for these types of products has grown reliably and steadily over time, providing Nordson with a dependable core of business year in and year out. Even in periods when customers may be slow to add new capacity in these markets, Nordson maintains a steady stream of revenue via replacement parts for customers maintaining or repairing current equipment. New applications in electronics and solar energy are emerging in this segment as well, combining with existing capabilities in Advanced Technology to give Nordson an even more robust set of customer solutions.

In the Industrial Coating and Automotive segment, we continued to serve a combination of non-durable and durable goods markets. For example, food and beverage makers relied on Nordson products to internally coat and externally seal billions of cans this year, preserving the taste and quality of the products within. In more durable goods markets, Nordson continued to be opportunistic. Our powder painting expertise continued to be the technology of choice for many Asian appliance manufacturers. Other important niches include furniture, construction and transportation. It is true that some end-markets within this segment are more sensitive to economic conditions than others, and this did impact our results in 2008. Still, Nordson remains well positioned such that when the business cycle for capital goods returns, revenue growth should become more robust.

Globally Positioned for Success

Nordson is truly a global organization, with more than 70 percent of fiscal 2008 revenues coming from outside the United States. Several small but important transactions completed this year will ensure a continued high level of service to this diverse customer base. Early in the year, Nordson established a sales and engineering office in Moscow, Russia to supplement our existing distributors in that country. We then purchased the remaining stake in our South Korea joint venture to solidify our position in that important market. Other strategic actions included the purchases of long time distributors in South Africa and Switzerland. In addition, we expanded our India headquarters in Bangalore to accommodate growth in that region, and our powder paint testing lab in Mexico City, the largest in Latin America, became fully operational. Going forward, we will continue to take steps necessary to serve the global marketplace.

Customer Driven Innovation

Our commitment to delivering new and practical technical solutions continued to drive profitable organic growth in 2008. Some of the noteworthy products introduced this year to help improve our customers' productivity would include the following:

- PatternJet™ Dispensing Guns with new EcoPattern™ technology optimize adhesive usage and support green packaging initiatives.
- EFD's PicoDot™ Jet Dispensing System provides increased throughput, improved yields, and reduced production costs.
- Asymtek's Spectrum S-900 Series Flexible Dispensing System increases throughput and process control for highly technical applications.
- Dage's 4000HS High-Speed Bondtester offers world class analysis of microelectronic solder joint integrity and reliability.
- The revolutionary Encore™ Powder Spray System with on-board electronic controls is the lightest and best-balanced spray gun available today, making the painter's job easier and providing more consistent and repeatable coating performance.

These and other innovations will enable us to maintain and expand our market leading shares.

Operational Excellence

Nordson invested in a record four acquisitions a year ago. We promised to integrate these companies quickly and begin delivering returns, and significant progress has been made against these objectives. Piezo-electric dispensing technology from the Picodostec acquisition was rapidly leveraged to help create two new product lines for our Asymtek and EFD operations. Operational and distribution efficiencies between the new TAH organization and EFD are allowing each to grow more rapidly while reducing costs. The new Dage and YESTech organizations have given us a leading presence in high-tech test and inspection markets, while also adopting Lean and other best practices from Nordson to enhance their overall performance.

In addition to these successes, Nordson began accelerating activities to improve its already strong operating margins. Specifically, the company began implementing a combination of non-workforce related efficiencies and workforce reductions in North America and Europe that are expected to achieve savings of approximately $30 million in operating expenses by 2010. Major areas of improvement include the streamlining of marketing and sales organizations, optimization of engineering and information technology resources, rationalization of products, and continued integration of recent acquisitions. Successful implementation of these improvements will enable Nordson operating margins to improve by two percentage points over where they would otherwise be in 2010. These changes will also allow us to operate with essentially the same level of employees we had in 1997 but with sales, using 2008 as an example, that are approximately 75 percent higher.

The Year Ahead

Our performance during the volatile economic conditions of the past year demonstrated the strength of our global business model, the wide range of applications for our products, and the capability of our management team. While we are proud to have reached the $1 billion revenue mark, we are not content. We believe there is room for Nordson to grow for many years to come. Wherever production is taking place and the standard of living is improving, Nordson's expertise will be required. Long term global trends continue to be in our favor.

We also recognize that the economic environment is very weak as we enter fiscal 2009. Although the depth and duration of the current economic weakness is unknown at this time, we believe Nordson is well prepared to weather whatever difficulties may arise. Nordson has a leading position in many fast growing high tech markets coupled with a similar position in the company's largest end market, highly stable consumer non-durables. We also derive large levels of revenue from the steady demand for Nordson replacement parts. Through Lean operating principles we continue to drive efficiencies and lower costs worldwide.

We have taken aggressive steps to reduce costs in 2008 and will continue to balance our levels of investment with the changing external environment. Finally, we have an enviable position of financial strength and flexibility resulting from wide operating margins, solid free cash flow, a strong balance sheet, and ample sources of liquidity. Nordson has managed successfully through past downturns, and we will do so again.

In closing, we thank our 4,100 hard working employees for their ongoing efforts. We thank our customers for giving us the opportunity to earn their business. And we thank you, our shareholders, for your investment in Nordson.

With your support, we are pleased to have reached an exciting new level in our history. We are even more optimistic about the long term opportunities that lie ahead of us.

Sincerely,

Edward P. Campbell
Chairman, President and Chief Executive Officer

His legacy lives through the continuing success of Nordson Corporation. The impact of his vision, leadership and philanthropy will continue to be felt for many generations to come.



Eric T. Nord 1917-2008

Nordson co-founder Eric T. Nord passed away earlier this year, leaving behind a business and philanthropic legacy not likely to be equaled soon.

Under Eric's leadership, Nordson grew from a small, local business with less than $1 million in annual sales to a publicly traded, multi-national corporation with sales of $121 million and operations in eight countries. Today, Nordson has sales of over $1 billion with direct operations in 32 countries.

After retiring as Chief Executive Officer in 1983, Eric continued as Chairman of the Board until 1997 and remained as Chairman Emeritus until his death. In addition, he found time to earn 25 patents during his career.

Eric's business acumen was matched by his support for numerous philanthropic, educational and community endeavors. He was responsible for more than $100 million of charitable giving during his lifetime.

The impact of Eric's vision, leadership and philanthropy will continue to be felt for generations to come.

He will be missed.


Nordson
Nordson



Customer Service that

- Nordson provides customers with precision dispensing, testing and inspection, curing and surface treatment solutions that improve their processes and profitability.





Nordson customer service is a differentiator and a competitive advantage for today and tomorrow.

At Nordson, our customer service goal is simple – to provide the same premium-level experience anywhere in the world. Key to helping us meet this goal is our direct service model. Built over more than 50 years, Nordson's customer service capability includes infrastructure, factory trained salespeople, engineers, technicians and specialists in 32 countries. We add to this capability in portions of our business with an exclusive network of authorized distributors supported by our direct team.

What's clear to us is that Nordson customer service is a differentiator and a competitive advantage in the marketplace – today and tomorrow.

adhesive dispensing and ultraviolet curing operations. Our solution, however, went beyond supplying products to include total system integration, adhesive quality control and ongoing maintenance.

In China, we've helped a labeling machine maker expand from the brewing industry to the spring water bottling industry. With Nordson's PatternJet™ dispensing guns and EcoPattern™ system, this customer was able to deliver an unfamiliar technology, hot melt roll-fed labeling, to meet a new water bottler's requirements.

Nordson partnered with the customer through system design, build and assembly, workshop and field calibration, eventually helping in the installation of 11 labeling lines

Exceeds Expectations

Inherent in all of our customer service efforts is the Nordson Package of Values®. While delivering the right product at the right time and at the right price are givens, the Package of Values can also provide customers with production testing, system engineering, installation assistance, operator training, and post-installation support – in short, everything they need to be successful and grow their business.

In Europe, for example, customers in the bookbinding industry have turned to Nordson as higher quality papers with higher gloss finishes and newer polyurethane adhesives have made the task of manufacturing books more complex. For one major OEM, Nordson has met these challenges by providing three distinct products for

at the bottler and the performance of final checks prior to launch. Today, the water bottler has increased its efficiency, hot melt roll-fed labeling equipment has become a major business for the labeling machine maker, and Nordson has earned a grateful and loyal customer.

Stories like these are common wherever our customers may need us. We consistently win and maintain their business because our people are local, and they understand regional and industry dynamics at the local level. Our reward is intense customer loyalty and revenue growth around the world.

Facing page (clockwise from top): Customers bind books and journals more efficiently using Nordson hot melt adhesive dispensing equipment; Nordson's consultative selling approach coupled with our PatternJet dispensing guns enabled an existing customer to dramatically grow its business in a new market segment; Nordson's Dage ultra high resolution X-ray inspection systems improve product quality for high-tech manufacturers; Nordson's Asymtek operation serves a wide variety of consumer electronics manufacturers.



A Global Enterprise



Nordson's worldwide organization, built over more than 50 years, continues to grow and enables us to serve our customers wherever they may be.




Nordson

In fiscal 2008, Nordson continued expanding its presence around the world to seize emerging opportunities.

Nordson has long understood the importance of operating globally. In fiscal 2008, Nordson continued to expand its presence around the word to seize emerging opportunities, now and into the future.

Twenty years ago, Nordson began strategic relationships with partners in South Korea and South Africa. This year, both of these partners became fully integrated into the Nordson organization. We purchased the remaining stake in our joint venture with Nordson Sang San Ltd. of Gwang-Ju City, South Korea, and we also acquired MLT Systems Holdings (Pty) Ltd. of Cape Town, South Africa, an exclusive distributor of Nordson products. The local knowledge and many customer contacts of these new subsidiaries position Nordson for ongoing profitable growth in these important regions. In turn, these organizations will benefit from Nordson's many global resources, including legal, information technology, engineering, finance, training, marketing and other support functions.

Equipped for Growth

In Russia, another burgeoning market for Nordson products and services, we established a strategic sales office in Moscow, Nordson Russia Ltd. The new sales office joins existing independent Nordson distributors in Moscow and St. Petersburg to better serve and expand our growing customer base there.

Halfway around the world, major growth opportunities in India necessitated an expansion of our Bangalore facility. Development here is focused on accommodating our growing engineering, manufacturing and assembly resources, which serve the needs of local customers producing a broad range of goods. This team also provides design expertise to many other Nordson operations outside of India.

Latin America is also a significant region for us, and we continue to make prudent investments there. Our new powder and liquid coating applications lab in Mexico City is the largest in Latin America.

These and the rest of our direct operations in 32 countries enable us to serve local markets. They also let us coordinate across borders to serve global customers – something many competitors simply can't do. Typical is a recent solution provided to a major manufacturer of solar panels, where Nordson operations in the U.S., the Czech Republic and Japan joined to deliver technology and production expertise to secure important new business.

With over 70 percent of our business now outside the U.S., Nordson is equipped to deliver strong overall performance, even when regional economic fluctuations occur. This year was an excellent example, as year over year sales growth of 24 percent in Asia Pacific and 19 percent in Europe helped to balance slower growth in other regions. We will continue to deliver our expertise wherever our customers need us.

Facing page (clockwise from top): Nordson assembly operations in Shanghai, China deliver world class products; technology from German acquisition Picodostec has been incorporated into Nordson products that dispense flux during solar panel manufacturing; Nordson's powder coating applications lab in Mexico City is the largest in Latin America; major growth opportunities in India necessitated an expansion of our capabilities in Bangalore.


Nordson
2.5

Innovation that Drives

■ Nordson invents products and systems that give our customers a competitive advantage.

Nordson innovations are enabling our customers to win in today's ultra-competitive global markets.

Whether we are delivering an incremental update to an existing product or introducing an industry breakthrough, Nordson innovation always originates from the same source – our customers. That's why we think about innovation as more than just the act of creating technologically advanced products. Instead, we believe it is all about making our customers more successful. We listen to their needs and respond, helping them meet their challenges by developing industry-specific solutions that give them a competitive advantage.

Our strategy continued to yield results in fiscal 2008, as Nordson delivered an impressive array of profitable new products and solutions to a wide variety of global end markets.

Customer Success

Consumable goods manufacturers, for example, use our adhesive dispensing technologies to seal millions of food and beverage cartons and to produce huge volumes of baby diapers every day. Nordson's new SureFoam™ Dispensing System helps these customers increase production efficiency, meet sustainability goals and decrease material costs. By injecting inert gas into adhesives, Sure-Foam creates a less dense, expansive adhesive mixture, reducing material consumption by up to 50 percent and providing superior gap filling.

The revolutionary Encore™ Powder Spray System provides manufacturers with a new level of painting performance. Encore improves efficiency by allowing customers to apply powder paint more accurately in less time using less compressed air. Encore's lightweight, ergonomic design incorporates precision controls directly on the gun at the operator's fingertips, enabling greater control and repeatability. On the fly adjustments can be made quickly without distracting the operator from the job at hand. The resulting improvements over conventional powder coating systems help lower production costs and increase productivity.

In test and inspection markets, the Dage 3D CT X-ray Inspection System brings electronics manufacturers a new level of accuracy and precision. It provides advanced resolution and 3D analysis to identify product defects at a level of detail previously unattainable. New levels of quality control are helping customers avoid costly product recalls by allowing fewer defective products to reach the market.

In the life sciences market, our Asymtek and YESTech operations have enabled medical device manufacturers to meet stringent FDA regulatory requirements involved in the production of lab-on-a-chip, test strips, sensors and many other medical devices. Asymtek uses its expertise in precision dispensing, while YESTech's automated optical inspection technology validates the accuracy and location of the dispensed materials.

These and many other Nordson innovations are enabling our customers to win in today's ultra-competitive global markets. In turn, our approach continues to reward us with strong customer loyalty and profitable growth. We will continue to develop world class products and engineered systems, all specifically applied to help organizations work more proficiently and improve their bottom lines. It is this customer-centered approach that has guided us from the beginning. It will continue to guide us for years to come.

Facing page (clockwise from top): The onboard controls of Nordson's Encore™ Powder Spray System provide painters with new levels of repeatability and precision; new valves from Nordson's TAH operation improve industrial assembly processes by precisely mixing and dispensing controlled amounts of epoxies, sealants and other two-component materials; Nordson's cScan™+ System measures surface coatings to insure they are applied accurately and with minimum waste; Braille dots applied to product labels with Nordson technology aid the visually impaired.



Diversified Markets

- The number of markets and applications for Nordson products and technologies continues to grow – year after year.



The near universal applicability of Nordson technologies allows us to participate in an ever expanding range of global end markets.

The near universal applicability of Nordson's material dispensing, surface treatment, curing, and test and inspection technologies allows the company to participate in a diverse and ever expanding range of global end markets. Our time tested strategy for success couples the stability and dependability of consumer non-durable goods markets with the rapid growth and innovation of high-tech markets. Niche markets in the durable goods sector complete our opportunity portfolio. For shareholders, this diverse approach provides the best of all worlds.

Nearly half of our revenues are derived from consumer non-durable end markets, many characterized by their "recession resistant" nature. Nordson customers here

Yield Stability and Growth

manufacture necessity items that are used by millions on a daily basis, regardless of the economic environment. Our products and systems help produce numerous beverage containers, food packages, personal hygiene products, cartons, envelopes and other products every day. Additionally, our global reach extends the opportunity for growth in these areas as the consumption of pre-packaged items increases with rising standards of living in developing economies like India, China and Brazil.

Rapidly growing high tech markets provide another major area of revenue for Nordson. Customers in the electronics and life sciences industries in particular are increasingly turning to Nordson for innovative, high precision solutions. Our capabilities enable the production of semiconductors, printed circuit boards, LCD displays, MP3 players, mobile phones, RFID tags, pacemakers, hearing aids, catheters and many other sophisticated products. Our ability to meet market needs in these areas has led to strong revenue and operating profit growth in our Advanced Technology segment over the last several years.

Nordson is also a leader in coating, curing and dispensing solutions for durable goods niches such as appliances, home and office furniture, wood doors and cabinets, and other related products. While some of these markets can be cyclical, Nordson has become adept at responding to fluctuations in demand. We also continue to be selective in identifying and capitalizing on only the best opportunities, ensuring positive returns over the long term.

Exciting new opportunities continue to emerge for us. In the high growth solar energy market for example, Nordson capabilities originally developed for window and electronic device manufacturers are now being applied to different stages of the solar panel manufacturing process. In the handheld electronic device market, we are moving beyond our traditional role as a micro-assembly and adhesive technology supplier to impact almost every step in the manufacturing process, from gasketing, encapsulation and shielding to molding and assembly. And in the food industry, we've even adapted our ability for spraying liquid paint to develop techniques for spraying chocolate.

With more than 25,000 customers in dozens of markets, there is no shortage of opportunity for Nordson. Nor are we overly tied to any single market for success. This carefully considered approach has served us well. We expect it will allow us to continue delivering maximum value to our customers and our shareholders.

Facing page (clockwise from top): Nordson is finding new dispensing and product assembly opportunities in the manufacturing of solar cells, modules and arrays; pacemakers, dental, drug discovery and clinical diagnostics are among the many life sciences market applications where Nordson is experiencing growth; recession-resistant, non-durable goods markets, such as packaging, provide Nordson with reliable revenue streams year in and year out; home and office furniture and a wide variety of appliances are painted using Nordson technology.

Corporate Philosophy

Corporate Purpose

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

Corporate Goals

Nordson operates for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double the value of the company over a five-year period, with the primary measure of value set by the market for company shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson does not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Employees

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Communities

Nordson is committed to contributing approximately 5 percent of domestic pretax earnings to support charitable activities, particularly in communities where the company has major facilities.

Since our founding, Nordson has held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees live. With this operating philosophy, in 2008, Nordson contributed nearly $3.7 million to philanthropic causes, with a focus on education.

Our employees also showed their community commitment by volunteering through Nordson's Time 'n Talent program. In 2008, employees spent nearly 8,200 hours strengthening their communities and supporting individuals and families in need.

Worldwide Operations


World Headquarters
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

USA

California
Carlsbad
Concord
Fremont
San Clemente

Florida
St. Petersburg

Georgia
Dawsonville
Duluth
Norcross
Swainsboro

Michigan
Rochester Hills

New Jersey
Robbinsville

Ohio
Amherst

Pennsylvania
Easton

Rhode Island
East Providence

Europe

Austria
Vienna

Belgium
Brussels

Czech Republic
Brno
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Lagny Sur Marne
Bugival

Germany
Erkrath
Lüneburg
Kirchheim unter Teck
Munich

Italy
Segrate

Netherlands
Udenhout
Maastricht

Norway
Rud

Poland
Warsaw

Portugal
Porto
Nogueira da Maia

Russia
Moscow
St. Petersburg

Spain
Valencia

Sweden
Malmö

Switzerland
Münchenstein

United Kingdom
Oxfordshire
Stockport
Slough
Aylesbury
Dunstable
Rushden

Africa

South Africa
Cape Town
Durban
Johannesburg

Asia Pacific

Australia
Sydney
Brisbane
Melbourne
Perth

China
Shanghai
Beijing
Guangzhou
Suzhou

Hong Kong

India
Bangalore
Chennai
New Delhi
Pune

Malaysia
Selangor
Pinang
Pulau Pinang

New Zealand
Auckland
Christchurch
Wellington

Singapore

South Korea
Gwang-Ju City

Japan

Chiba
Hiroshima
Kyushu
Nagoya
North-Kanto
Osaka
Shizuoka
Takamatsu
Tohoku
Tokyo

Americas

Brazil
São Paulo

Canada
Toronto, Ontario
Laval, Quebec

Columbia
Envigado

Mexico
Mexico City
Guadalajara
Monterrey
Queretaro

SALES BY REGION – FISCAL 2008


Asia Pacific
17%
Japan
10%
Americas
7%
USA
28%
Europe
38%

Business Profile

Adhesive Dispensing Systems


51%*

Divisions	Technologies	Key Markets
Nonwoven Systems	Material Dispensing Testing and Inspection	• Adult incontinence products • Baby diapers and child training pants
Packaging Systems	Material Dispensing Testing and Inspection	• Beverage containers • Food containers
Paper and Paperboard Converting	Material Dispensing	• Bookbinding • Envelopes
Product Assembly Systems	Material Dispensing	• Appliances • Construction materials • Electronics
Web Coating Systems	Material Dispensing Surface Treatment	• Carpet • Labels

Advanced Technology Systems


33%*

Divisions	Technologies	Key Markets
Asymtek	Material Dispensing	• Consumer electronics • Medical devices
Dage	Test and Inspection	• Digital music players • Electronics
EFD	Material Dispensing	• Consumer goods • Electronics • Industrial assemblies
March Plasma Systems	Surface Treatment	• Contact lenses • Electronics
Nordson UV	Surface Treatment	• Electronics • Graphic arts
Picodostec	Material Dispensing	• Chemical • Electronics
TAH Industries	Material Dispensing	• Aerospace • Construction • Dental
YESTech	Test and Inspection	• Digital music players • Electronics

Industrial Coating and Automotive Systems


16%*

Divisions	Technologies	Key Markets
Automotive Systems	Material Dispensing	• Automotive lighting assembly • Body assembly
Container Coating and Curing	Material Dispensing Surface Treatment Test and Inspection	• Batteries
Liquid Coating Systems	Material Dispensing	• Decorative hardware • Industrial drums
Powder Coating Systems	Material Dispensing Surface Treatment	• Agriculture and construction equipment • Appliances

*Percent of 2008 Nordson sales

		Major Products	
• Feminine hygiene products • Surgical drapes, gowns, shoe covers and face masks • Labeling • Paperboard cartons • Folding cartons • Paper and plastic bags and sacks • Filter construction and assembly • Furniture • Solar • Textiles • Tapes		Coaters Control systems Detection systems Dispensing guns Filters Hoses Melters Nozzles Pumps Tanks Valves	
• Mobile phones • Printed circuit board assemblies	• Transportation	• Conformal coating systems • Dispensing systems	• Jets, pumps, valves • Software & accessories
• Mobile phones • Printed circuit board assemblies	• Semiconductor packages	• Bond testing equipment	• X-ray systems
• Life sciences • Medical devices	• Photo voltaics • Transportation	• Dispensers • Dispense valves • Dispensing tips	• Solder paste • Specialty products • Syringe barrels & cartridges
• Medical instruments and devices	• Printed circuit boards • Semiconductors	• Plasma treatment systems	
• Plastic containers • Printed paper and packaging	• Wood and medium-density fiberboard (MDF)	• Controls • Curing systems	• Infrared & hot air dryers • Lamps
• Food • Life sciences	• Packaging • Transportation	• Melting valves • Nozzle heads • Piezo-electric valves	• Precision dispensing needles • Pressure tanks • Process generators
• Do It Yourself (DIY) • Food • Life sciences	• Marine • Transportation	• Dispensers • Disposable mixers • Syringe barrels & cartridges	
• Mobile phones • Printed circuit board assemblies	• Semiconductor packages	• Automated optical inspection systems	• X-ray systems
• Powertrain components • Beverage containers • Transportation • Wood doors and cabinets • Home and office furniture • Lawn and garden equipment	• Windshield attachment • Food cans • Wood molding • Pipe coating • Transportation • Wood and metal shelving	Bulk unloaders Coating booths Controls Dispensing valves Engineered systems Manual and automatic coating guns Measuring devices Metering units Nozzles Pumps	

Eleven Year Summary

(in thousands except for per-share amounts)	2008	2007	2006
OPERATING DATA [a]			
Sales	**$ 1,124,829**	$ 993,649	$ 892,221
Cost of sales	**494,394**	439,804	379,800
% of sales	**44**	44	43
Selling and administrative expenses	**434,476**	401,294	362,179
% of sales	**39**	40	41
Severance and restructuring costs	**5,621**	409	2,627
Operating profit	**190,338**	152,142	147,615
% of sales	**17**	15	17
Income from continuing operations	**117,504**	90,692	97,667
% of sales	**10**	9	11
FINANCIAL DATA [a]			
Working capital	**$ 10,317**	$ (99,990)	$ 105,979
Net property, plant and equipment, and other non-current assets	**782,356**	801,916	475,586
Total invested capital [b]	**1,013,618**	1,031,330	656,401
Total assets	**1,166,669**	1,211,840	822,890
Long-term liabilities	**218,561**	170,809	151,037
Shareholders' equity	**574,112**	531,117	430,528
Return on average invested capital - % [c]	**13**	13	18
Return on average shareholders' equity - % [d]	**20**	19	26
PER-SHARE DATA [a][e]			
Average number of common shares	**33,746**	33,547	33,365
Average number of common shares and common-share equivalents	**34,307**	34,182	34,180
Basic earnings per share from continuing operations	**$ 3.48**	$ 2.70	$ 2.93
Diluted earnings per share from continuing operations	**3.43**	2.65	2.86
Dividends per common share	**0.73**	0.70	0.67
Book value per common share	**17.03**	15.76	12.89

(a) See accompanying Notes to Consolidated Financial Statements.
(b) Notes payable, plus current portion of long-term debt, plus current portion of capital lease obligations, plus total long-term liabilities, plus shareholders' equity.
(c) Income from continuing operations plus interest expense on borrowings and other long-term liabilities net of income taxes as a percentage average invested capital.
(d) Income from continuing operations as a percentage of shareholders' equity.

2005	2004	2003	2002[f]	2001	2000	1999	1998[g]
$ 832,179	$ 771,450	$ 659,616	$ 627,619	$ 705,954	$ 728,792	$ 685,312	$ 660,871
362,824	334,302	291,297	294,149	317,652	325,232	307,688	303,667
44	43	44	47	45	45	45	46
337,782	318,562	286,900	273,139	315,622	303,579	297,742	285,833
41	41	43	44	45	42	43	43
875	—	2,028	2,499	13,355	8,960	3,000	11,738
130,698	118,586	79,391	57,832	59,325	91,021	76,882	45,332
16	15	12	9	8	12	11	7
84,510	68,307	41,807	25,008	24,512	54,338	47,460	20,985
10	9	6	4	3	7	7	3
$ 61,642	$ 167,362	$ 65,708	$ 21,926	$ 6,524	$ 116,230	$ 89,376	$ 121,394
476,810	476,276	489,436	489,899	500,276	240,802	250,474	210,468
615,000	674,943	626,361	632,638	719,774	456,263	488,898	430,310
790,417	840,548	766,806	764,472	862,453	610,040	591,790	538,944
207,540	240,305	255,035	242,935	243,074	109,809	118,452	117,087
330,912	403,333	300,109	268,890	263,726	247,223	221,398	214,775
15	13	9	7	7	14	13	8
21	19	15	9	10	25	22	10
35,718	35,489	33,703	33,383	32,727	32,455	33,048	33,084
36,527	36,546	33,899	33,690	33,050	32,767	33,484	33,322
$ 2.37	$ 1.92	$ 1.24	$ 0.75	$ 0.75	$ 1.67	$ 1.44	$ 0.63
2.31	1.87	1.23	0.74	0.74	1.66	1.42	0.63
0.645	0.625	0.605	0.57	0.56	0.52	0.48	0.44
10.05	11.12	8.82	8.00	7.96	7.62	6.76	6.42

(e) Amounts adjusted for 2-for-1 stock split effective September 12, 2000.
(f) 2002 includes an inventory write-down of $11.4 million, which is included in cost of sales.
(g) 1998 includes a pretax charge of $6.9 million related to inventory valuations, which is recorded in cost of sales.
1998 also includes a pretax chargeof $14.3 million for the portion of the purchase price paid for JM Laboratories Inc. attributable to in-process research and development.

Worldwide Sales by Segment

ADHESIVE DISPENSING SYSTEMS
(in millions of dollars)


$600
550
500
450
400
350
300
'04
'05
'06
'07
'08

ADVANCED TECHNOLOGY SYSTEMS
(in millions of dollars)


$375
350
300
250
200
150
100
'04
'05
'06
'07
'08

INDUSTRIAL COATING AND AUTOMOTIVE SYSTEMS
(in millions of dollars)


$185
180
175
170
165
160
155
'04
'05
'06
'07
'08

Financial Focus



Gregory A. Thaxton
Vice President,
Chief Financial Officer

Worldwide Sales by Geography

FISCAL YEAR 2002 $628 MILLION


Asia Pacific
7%
Japan
10%
United States
41%
35%
Europe
7%
Americas

FISCAL YEAR 2008 $1.1 BILLION


Asia Pacific
17%
United States
28%
10%
Japan
7%
Americas
38%
Europe

OPERATING PROFIT

(in millions of dollars)


$195
180
165
150
135
120
105
'04
'05
'06
'07
'08

CONSISTENT DIVIDEND RECORD


DIVIDEND INCREASED FOR 45 CONSECUTIVE YEARS
16TH AMONG U.S. PUBLIC COMPANIES
$0.80
.70
.60
.50
.40
.30
.20
.10
.00
'63
'68
'73
'78
'83
'88
'93
'98
'03
'08

Nordson delivered another strong financial performance in 2008, with record sales, operating profit and earnings per share. With continued focus on growing our market leading positions, controlling our costs, and using our strong cash generation to make strategic and opportunistic investments, Nordson is well positioned for continued success going forward.

Sales for the year increased 13 percent to a record $1.1 billion as we experienced growth in every geographic region. Asia Pacific, Japan and Europe posted strong double digit percentage increases year over year. We are especially pleased with the significant opportunities we continue to generate in Asia Pacific, as our sales in that region over the last six years have grown by an average rate of 28 percent per year.

Our commitment to growth was matched by our commitment to controlling costs. Selling, general, and administrative expenses in 2008 as a percentage of sales were reduced to a level not seen in nearly thirty years. Operating profit grew to a record $190 million, and operating margin for the year was 17 percent, the strongest level of performance Nordson has delivered since 1989. The growth in sales and our focus on controlling costs resulted in record earnings per share of $3.43, representing an increase of 29 percent over the prior year.

During 2008, we announced an acceleration of our ongoing margin improvement and cost reduction activities. Benefits of these actions will begin to be realized in fiscal 2009.

Our operating performance in 2008 resulted in strong cash flow generation and provided the flexibility to meet several strategic needs, including acquisitions and market expansion. In addition, Nordson's Board of Directors rewarded shareholders by raising the company's dividend for the 45th consecutive year, placing us in an elite group of only 16 U.S. publicly traded companies to have raised their dividend for this number of consecutive years. This cash generation also allows us to maintain a very strong balance sheet, with a debt to total capital ratio of 33 percent at year end.

While we expect the economic environment of fiscal 2009 to be challenging, we believe we are well-positioned to manage through such conditions. We will continue to drive growth by innovating and delivering outstanding service to our customers. We will continue to use lean techniques and other tools to control costs and enhance our operating performance. And we will manage the business such that we maintain our strong balance sheet as a competitive advantage.

Shareholder Information

Dividend Information and Price Range for Common Shares

Following is a summary of dividends paid per common share, the range of market prices, and average price-earnings ratios with respect to common shares, during each quarter of 2008 and 2007. The price-earnings ratios reflect average market prices relative to trailing four quarter total earnings.

Fiscal Quarters	Dividend Paid	Common Share Price High	Common Share Price Low	Price-Earnings Ratio
2008				
First	$.1825	$61.58	$42.30	18.5
Second	$.1825	$59.66	$47.16	16.8
Third	$.1825	$78.98	$58.35	20.3
Fourth	$.1825	$73.00	$31.19	15.2
2007				
First	$.175	$52.10	$43.57	17.1
Second	$.175	$57.65	$44.39	18.8
Third	$.175	$54.45	$44.33	18.6
Fourth	$.175	$56.32	$44.63	19.0

Research Firms

The following firms provide research data on Nordson Corporation:

Barrington Research
BB+T Capital Markets
BMO Capital Markets
Key Banc Capital Markets
Sidoti & Company LLC
Value Line Inc.

Stock Listing Information

Nordson stock is traded on The Nasdaq Global Select Market under the symbol NDSN.

Annual Shareholders' Meeting

Date: February 17, 2009
Time: 9:30 a.m.
Location: Spitzer Conference Center,
1005 North Abbe Road, Elyria, Ohio 44035

Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
1.800.622.6757
shareholder.inquiries@nationalcity.com

Dividend Reinvestment Program

Nordson's Dividend Reinvestment Program gives shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10, up to $4,000 per quarter, to purchase additional Nordson common shares. For details about this program, please contact National City Bank.

Electronic Dividend Payments

Shareholders can opt to have their quarterly dividends deposited directly into a checking or savings account free of charge. For information about this service, please contact National City Bank.

Nordson on the Internet

Nordson's Web site, www.nordson.com, provides up-to-date information about the company, including news, quarterly and annual financial results, stock quotes, and in-depth information on the company's products and systems. Each quarter, Nordson also broadcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

Form 10-K/Financial Reports

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available in the Investor Relations section of our Web site, www.nordson.com. Copies of these reports may also be obtained by shareholders free of charge by sending written requests to James R. Jaye, Director, Corporate Communications and Investor Relations, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145. Telephone: 440.414.5639 or e-mail: jjaye@nordson.com.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to__________

Commission file number 0-7977

NORDSON CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road **Westlake, Ohio**	**44145**
(Address of principal executive offices)	(Zip Code)

(440) 892-1580

(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares with no par value

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock, no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq) as of April 30, 2008 was approximately $1,874,765,000.

There were 33,510,485 shares of Common Stock outstanding as of December 1, 2008.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2009 Annual Meeting — Part III

Table of Contents

Table of Contents

PART I

NOTE REGARDING DOLLAR AMOUNTS

In this annual report, all amounts related to U.S. and foreign currency and to the number of Nordson Corporation's Common Shares, except for per share earnings and dividend amounts, are expressed in thousands.

Item 1. Business

General Description of Business

Nordson is one of the world's leading manufacturers of equipment used for precision material dispensing, testing and inspection, surface preparation and curing. Our technology-based systems can be found in production facilities around the world. Nordson serves many diverse markets, including the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, life sciences, medical, metal finishing, nonwoven, packaging and semiconductor industries.

Our strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Consistent with this global strategy, more than two-thirds of Nordson's revenues are generated outside the United States.

Nordson has more than 4,100 employees worldwide. Principal manufacturing facilities are located in the United States in California, Georgia, New Jersey, Ohio and Rhode Island, as well as in China, Germany, India, The Netherlands and the United Kingdom.

Corporate Purpose and Goals

Nordson strives to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for its customers, employees, shareholders and communities.

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double our value over a five-year period, with the primary measure of value set by the market for Nordson's Common Shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson does not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing Nordson's objectives. In addition, employees participate in Lean initiatives to continuously improve our processes.

Nordson is an equal opportunity employer.

We are committed to contributing approximately 5 percent of domestic pretax earnings to human services, education and other charitable activities, particularly in communities where we have major facilities.

Financial Information About Operating Segments, Foreign and Domestic Operations and Export Sales

In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," Nordson has reported information about its three operating segments. This information is contained in Note 17 of Notes to Consolidated Financial Statements, which can be found in Part II, Item 8 of this document.

Principal Products and Uses

Nordson is one of the world's leading manufacturers of equipment used for precision dispensing, testing and inspection, surface preparation and curing. Our technology-based systems can be found in production facilities around the world. Equipment ranges from manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

Nordson markets its products in the United States and in more than 50 other countries, primarily through a direct sales force and also through qualified distributors and sales representatives. We have built a worldwide reputation for creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of our customers.

The following is a summary of the products and markets served by our business segments:

1. Adhesive Dispensing Systems

This segment delivers Nordson proprietary precision dispensing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product brand and appearance.

- ***Nonwovens*** — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.
- ***Packaging*** — Automated adhesive dispensing systems used in the food and beverage and packaged goods industries. Key strategic markets include food packages and wrappers and drink containers.
- ***Paper and Paperboard Converting*** — Hot melt and cold glue adhesive dispensing systems for the paper and paperboard converting industries. Key strategic markets include bag and sack manufacturing, bookbinding, envelope manufacturing and folding carton manufacturing.
- ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products. Key strategic markets include appliances, automotive components, building and construction materials, electronics and furniture.
- ***Web Coating*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible-packaging industries. Key strategic markets include carpet, labels, tapes and textiles.

2. Advanced Technology Systems

This segment integrates Nordson proprietary product technologies found in progressive stages of a customer's production process, such as surface preparation, precisely controlled dispensing of material onto the surface, curing of dispensed material, bond testing and X-ray inspection to ensure quality. This segment primarily serves the specific needs of electronic and related high-tech industries.

- ***Surface Preparation*** — Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries. Key strategic markets include contact lenses, electronics, medical instruments and devices, printed circuit boards and semiconductors.
- ***Dispensing Systems*** — Controlled manual and automated systems for applying materials in customer processes typically requiring extreme precision and material conservation. These systems include piezo-electric and motionless two-component mixing dispensing systems. Key strategic markets include aerospace, electronics (cell phones, liquid crystal displays, micro hard drives, microprocessors, Radio Frequency Identification (RFID) tags, CDs and DVDs), and life sciences (dental and medical devices, including pacemakers and stents).
- ***Curing and Drying Systems*** — Ultraviolet equipment used primarily in curing and drying operations for specialty inks, coatings, semiconductor materials and paints. Key strategic markets include electronics, graphic arts, plastic containers, printed-paper and packaging, semiconductor equipment and wood and medium-density fiberboard (MDF).
- ***Bond Testing and Inspection Systems*** — Testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include electronics (digital music players and cell phones), printed circuit board assemblies and semiconductor packages.

3. Industrial Coating and Automotive Systems

This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, finishes, sealants and other materials. This segment primarily serves the consumer durables market.

- ***Automotive*** — Automated and manual dispensing systems used to apply materials in the automotive, heavy truck and recreational vehicle manufacturing industries. Key strategic markets include powertrain components, body assembly and final trim applications.
- ***Container Coating and Curing*** — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.
- ***Liquid Finishing*** — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.
- ***Powder Coating*** — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment and wood and metal shelving.

Manufacturing and Raw Materials

Nordson's production operations include machining and assembly. We manufacture specially designed parts and assemble components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. Nordson has principal manufacturing operations in the United States in Amherst, Ohio; Norcross, Swainsboro and Dawsonville, Georgia; Carlsbad, California; Robbinsville, New Jersey and East Providence, Rhode Island; as well as in Shanghai and Suzhou, China; Luneburg, Germany; Bangalore, India; Maastricht, The Netherlands and in Slough and Aylesbury, United Kingdom.

Principal materials used to make our products are metals and plastics, typically in sheets, bar stock, castings, forgings and tubing. Nordson also purchases many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to its products. Suppliers are competitively selected based on cost, quality and service. All significant raw materials that we use are available through multiple sources.

Nordson's senior operating executives supervise an extensive quality control program for our equipment, machinery and systems.

Natural gas and other fuels are our primary energy sources. However, standby capacity for alternative sources is available if needed.

Intellectual Property

Nordson maintains procedures to protect its intellectual property (including patents, trademarks and copyrights) both domestically and internationally. Risk factors associated with our intellectual property are discussed in Item 1A Risk Factors.

Seasonal Variation in Business

Generally, the highest volume of sales occurs in our fourth fiscal quarter due in large part to the timing of customers' capital spending programs. First-quarter sales volume is typically the lowest of the year due to customer holiday shutdowns.

Working Capital Practices

No special or unusual practices affect our working capital. However, Nordson generally requires advance payments as deposits on customized equipment and systems and, in certain cases, requires progress payments during the manufacturing of these products. We have initiated a number of new processes focused on reduction of manufacturing lead times. These initiatives have resulted in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers

Nordson serves a broad customer base, both in terms of industries and geographic regions. In fiscal year 2008, no single customer accounted for 5 percent of sales.

Backlog

Nordson's backlog of open orders decreased to approximately $82,000 at October 31, 2008, from approximately $98,000 at October 31, 2007. The decrease can be traced primarily to lower Advanced Technology Systems backlog and to unfavorable effects of changes in currency rates. All orders in the fiscal 2008 year-end backlog are expected to be shipped to customers in fiscal year 2009.

Government Contracts

Nordson's business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of our business is subject to renegotiation or termination at the option of the government.

Competitive Conditions

Nordson equipment is sold in competition with a wide variety of alternative bonding, sealing, caulking, finishing, coating, testing and inspection techniques. Any production process that requires surface preparation or modification, application of material to a substrate or surface, curing or testing and inspection is a potential use for our equipment.

Many factors influence Nordson's competitive position, including pricing, product quality and service. We enjoy a leadership position in our business segments by delivering high-quality, innovative products and technologies, as well as after-the-sale service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to Nordson's leadership position. Our worldwide network of direct sales and technical resources also is a competitive advantage.

Research and Development

Investments in research and development are important to Nordson's long-term growth, enabling us to keep pace with changing customer and marketplace needs through the development of new products and new applications for existing products. We place strong emphasis on technology developments and improvements through internal engineering and research teams. Research and development expenses related to continuing operations were approximately $33,566 in fiscal year 2008, compared with approximately $35,432 in fiscal year 2007 and $25,336 in fiscal year 2006.

Environmental Compliance

Nordson is subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain of these laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. Nordson is also required to maintain various related permits and licenses, many of which require periodic modification and renewal. The operation of manufacturing plants unavoidably entails environmental, safety and health risks, and we could incur material unanticipated costs or liabilities in the future if any of these risks were realized in ways or to an extent that we did not anticipate.

We believe that we operate in compliance, in all material respects, with applicable environmental laws and regulations. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations and to obtain and maintain the necessary permits and licenses. We believe that the cost of complying with environmental laws and regulations will not have a material affect on our earnings, liquidity or competitive position but cannot assure that material compliance-related costs and expenses may not arise in the future. For example, future adoption of new or amended environmental laws, regulations or requirements or newly discovered contamination or other circumstances that require us to incur costs and expenses that cannot be presently anticipated.

Nordson believes that policies, practices and procedures have been properly designed to prevent unreasonable risk of material environmental damage arising from its operations. We accrue for estimated environmental liabilities with charges to expense and believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Except for the disclosure in Item 3, Legal Proceedings, compliance with federal, state and local environmental protection laws during fiscal year 2008 had no material effect on our capital expenditures, earnings or competitive position. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, but we cannot assure that material environmental liabilities may not arise in the future.

Employees
As of October 31, 2008, Nordson had 4,111 full- and part-time employees, including 141 at our Amherst, Ohio, facility that are represented by a collective bargaining agreement that expires on October 31, 2010. No material work stoppages have been experienced at any of our facilities during any of the periods covered by this report.

Available Information
Nordson's proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at http://www.nordson.com/investors/SEC/ as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Corporate Communications, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 1A. Risk Factors

In an enterprise as diverse as Nordson's, a wide range of factors could affect future performance. We discuss in this section some of the risk factors that, if they actually occurred, could materially and adversely affect our business, financial condition, value and results of operations. You should consider these risk factors in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements. The risks that we highlight below are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe will be immaterial may also affect our business.

The significant risk factors affecting our operations include the following:

Changes in U.S. or international economic conditions could adversely affect the profitability of any of our businesses.
In fiscal year 2008, 28 percent of Nordson's revenue was derived from domestic customers while 72 percent was derived from international customers. Our largest markets include appliance, automotive, bookbinding, construction, container, converting, electronics assembly, food and beverage, furniture, life sciences, medical, metal finishing, nonwovens, packaging and semiconductor. A slowdown in any of these specific end markets could directly affect our revenue stream and profitability.

A portion of our product sales is attributable to industries and markets, such as the semiconductor and metal finishing industries, which historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future.

Any significant downturn in the health of the general economy, either globally, regionally or in the markets in which we sell products could have an adverse effect on our revenues and financial performance.

Inability to access capital could impede growth or the repayment or refinancing of existing indebtedness.
The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from making acquisitions or cause us to lose access to these facilities.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things:

- borrow money or guarantee the debts of others;
- use assets as security in other transactions;
- make investments or other restricted payments or distributions;
- change our business or enter into new lines of business;
- sell or acquire assets or merge with or into other companies.

In addition, our credit facilities require us to meet financial ratios, including total indebtedness to consolidated trailing EBITDA (both as defined in the credit facility) and consolidated trailing EBITDA to consolidated trailing interest expense (as defined in the credit facility).

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Nordson's ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain necessary waivers and the debt under our credit facilities is accelerated, we would be required to obtain replacement financing at prevailing market rates.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, neither debt nor equity financing may be available on satisfactory terms or at all. Finally, as a consequence of worsening financial market conditions, our credit facility providers may not provide the agreed capital if they become undercapitalized.

Significant movements in foreign currency exchange rates or change in monetary policy may harm our financial results.
Nordson is exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro, the British Pound and the Yen. Any significant change in the value of the currencies of the countries in which we do business against the U.S. dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. For additional detail related to this risk, see Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The majority of Nordson's consolidated revenues in fiscal year 2008 were generated in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. Nordson takes actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or customers located in or conducting business in a country imposing controls. Currency devaluations diminish the U.S. dollar value of the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

We could be adversely affected by rapid changes in interest rates.

Any period of unexpected or rapid increase in interest rates may also adversely affect our profitability. At October 31, 2008, Nordson had $284,901 of total debt outstanding, of which approximately 74 percent was priced at interest rates that float with the market. A 1 percent increase in the interest rate on the floating rate debt in fiscal year 2008 would have resulted in approximately $2,431 of additional interest expense. A higher level of floating rate debt would increase the exposure discussed above. For additional detail related to this risk, see Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Our growth strategy includes acquisitions, and we may not be able to make acquisitions of suitable candidates or integrate acquisitions successfully.

Nordson's recent historical growth has also depended, and our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure, however, that we will be able to successfully identify suitable candidates, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of any acquisition is subject to other risks and uncertainties, including:

- our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, customers or suppliers of the acquired business;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets;
- the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of the incurrence of acquisition-related debt, acquisition expenses, or the amortization of acquisition-acquired assets.

We may also face liability with respect to acquired businesses for violations under environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by environmental insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws.

The inability to continue to develop new products could limit Nordson's revenue and profitability.
Innovation is critical to our success. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our consolidated results of operations.

Our inability to protect our intellectual property rights could adversely affect product sales and financial performance.
Difficulties in acquiring and maintaining our intellectual property rights could also adversely affect our business and financial position. Our performance may depend in part on our ability to establish, protect and enforce intellectual property rights with respect to our patented technologies and proprietary rights and to defend against any claims of infringement. These activities involve complex and constantly evolving legal, scientific and factual questions and uncertainties. Nordson's ability to compete effectively with other companies depends in part on our ability to maintain and enforce our patents and other proprietary rights, which are essential to our business. These measures afford only limited protection and may not in all cases prevent our competitors from gaining access to our intellectual property and proprietary information.

Litigation has been and may continue to be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. In addition, Nordson may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. If litigation that we initiate is unsuccessful, we may not be able to protect the value of some of our intellectual property. If a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we have been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If Nordson is unable to timely obtain licenses on reasonable terms, we may be forced to cease selling or using any of our products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties. This may not always be possible or, if possible, may be time consuming and expensive. Intellectual property litigation, whether successful or unsuccessful, could be expensive to us and divert some of our resources. Nordson's intellectual property rights may not be as valuable as we believe, which could result in a competitive disadvantage or adversely affect our business and financial performance.

Political conditions in foreign countries in which we operate could adversely affect us.
Nordson conducts its manufacturing, sales and distribution operations on a worldwide basis and is subject to risks associated with doing business outside the United States. In fiscal year 2008, approximately 72 percent of our total sales were to customers outside the U.S. We expect that international operations and U.S. export sales will continue to be important to our business for the foreseeable future. Both the sales from international operations and U.S. export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, but are not limited to, the following:

- risks of economic instability;
- unanticipated or unfavorable circumstances arising from host country laws or regulations;
- restrictions on the transfer of funds into or out of a country;
- currency exchange rate fluctuations;
- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- international customers with longer payment cycles than customers in the United States;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from foreign labor and political disturbances;
- the imposition of tariffs, import or export licensing requirements;
- exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country.

Any of these events could reduce the demand for our products, limit the prices at which we can sell our products, or otherwise have an adverse effect on our operating performance.

Nordson may, from time to time, post financial or other information on our Web site, http://www.nordson.com/Investors/. The Internet address is for informational purposes only and is not intended for use as a hyperlink. We are not incorporating any material on our Web site into this Report.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes Nordson's principal properties as of fiscal 2008 year end.

Location	Description of Property	Approximate Square Feet
Amherst, Ohio[(1)(2)(3)]	A manufacturing, laboratory and office complex	585,000
Norcross, Georgia[(1)]	A manufacturing, laboratory and office building	150,000
Dawsonville, Georgia[(1)]	A manufacturing, laboratory and office building	134,000
East Providence, Rhode Island[(2)(a)]	A manufacturing, warehouse and office building	116,000
Duluth, Georgia[(1)]	An office and laboratory building	110,000
Carlsbad, California[(2)]	Two manufacturing and office buildings (leased)	88,000
Robbinsville, New Jersey[(2)]	A manufacturing, warehouse and office building (leased)	88,000
East Providence, Rhode Island[(2)(a)]	A manufacturing, warehouse and office complex (leased)	75,000
Westlake, Ohio	Corporate headquarters	68,000
Swainsboro, Georgia[(1)]	A manufacturing building	59,000
Lincoln, Rhode Island[(2)(a)]	A manufacturing building (leased)	44,000
Vista, California[(2)]	A manufacturing building (leased)	41,000
Luneburg, Germany[(1)]	A manufacturing building and laboratory	130,000
Shanghai, China[(1)(3)]	A manufacturing, warehouse and office building (leased)	92,000
Erkrath, Germany[(1)(2)(3)]	An office, laboratory and warehouse building (leased)	63,000
Bangalore, India[(1)(2)(3)]	A manufacturing, warehouse and office building	56,000
Shanghai, China[(1)(2)(3)]	An office and laboratory building	54,000
Maastricht, The Netherlands[(1)(2)(3)]	A manufacturing, distribution center and office building (leased)	48,000
Tokyo, Japan [(1)(2)(3)]	An office, laboratory and warehouse building (leased)	42,000
Slough, U.K.[(2)]	A manufacturing, warehouse and office building (leased)	33,000
Aylesbury, U.K.[(2)]	Two manufacturing, warehouse and office buildings (leased)	32,000
Mexico City, Mexico[(1)(2)(3)]	A warehouse and office building (leased)	23,000
Suzhou, China[(2)]	A manufacturing, warehouse and office building (leased)	22,000
Lagny Sur Marne, France[(1)(3)]	An office building (leased)	17,000
Segrate, Italy[(1)(3)]	An office, laboratory and warehouse building (leased)	7,000
Singapore[(1)(2)(3)]	A warehouse and office building (leased)	6,000

Business Segment — Property Identification Legend

1 — Adhesive Dispensing Systems
2 — Advanced Technology Systems
3 — Industrial Coating and Automotive Systems
a — During fiscal year 2007, Nordson sold a 75,000 square foot complex in East Providence, Rhode Island and a 44,000 square foot facility in Lincoln, Rhode Island and purchased a 116,000 square foot facility in East Providence, Rhode Island. The two sold properties are being leased back until December 31, 2008.

The facilities listed above have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for our products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date.

In addition, Nordson leases equipment under various operating and capitalized leases. Information about leases is reported in Note 8 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

Nordson is involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — Nordson has voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties ("PRP") to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site.

The Feasibility Study / Remedial Investigation for this project was completed and approved by the Wisconsin Department of Natural Resources ("WDNR") in September 2006. In the fourth quarter of fiscal year 2007, the PRPs signed an Environmental Repair Contract with the WDNR. The estimated cost to Nordson for Site remediation, constructing a potable water delivery system and ongoing operation, maintenance and monitoring ("OM&M") at the Site and the impacted area down gradient of the Site over the statutory monitoring period of 30 years is $3,008. At October 31, 2007, the Company recorded $1,858 in other current liabilities, and the remaining amount of $1,150 was classified as long-term. During fiscal year 2008, $1,858 was paid in fulfillment of our obligation to fund a portion of the estimated cost of site remediation, construction of the potable water delivery system and one year of OM&M. At October 31, 2008, the remaining obligation for OM&M consists of $40 in accrued liabilities and $1,110 in other long-term liabilities.

During fiscal year 2008, agreements were reached with seven insurance companies that resulted in reimbursement to Nordson of $1,863 for costs related to this remediation project.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company

Nordson's executive officers as of October 31, 2008, were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Edward P. Campbell	58	1988	Chairman of the Board of Directors, President and Chief Executive Officer, 2008
			Chairman of the Board of Directors and Chief Executive Officer, 2004 President and Chief Executive Officer, 1997
Robert A. Dunn Jr.	61	1997	Senior Vice President, 2007
			Vice President, 1997
John J. Keane	47	2003	Senior Vice President, 2005
			Vice President, 2003
Douglas C. Bloomfield	49	2005	Vice President, 2005
			Vice President, Automotive and UV, North American Division, 2003
Bruce H. Fields	57	1992	Vice President, Human Resources, 1992
Michael Groos	57	1995	Vice President, 1995
Peter G. Lambert	48	2005	Vice President, 2005
			Vice President, Packaging and Product Assembly, 2003
Gregory P. Merk	37	2006	Vice President, 2006
			General Manager, Latin America South, 2000
Shelly M. Peet	43	2007	Vice President, Chief Information Officer, 2007
			Director, Corporate Information Services and Chief Information Officer, 2003
Gregory A. Thaxton	47	2007	Vice President, Chief Financial Officer, 2008
			Vice President, Controller, 2007
			Corporate Controller and Chief Accounting Officer, 2006
			Group Controller, 2000
Robert E. Veillette	56	2007	Vice President, General Counsel and Secretary, 2007
			Secretary and Assistant General Counsel, 2002

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) Nordson's Common Shares are listed on the NASDAQ Global Select Market under the symbol NDSN. As of December 1, 2008, there were 1,951 registered shareholders. The table below is a summary of dividends paid per Common Share, the range of market prices, and average price-earnings ratios with respect to common shares, during each quarter of fiscal years 2008 and 2007. The price-earnings ratios reflect average market prices relative to trailing four-quarter total earnings per share from continuing operations.

Fiscal Quarters	Dividend Paid	Common Share Price High	Common Share Price Low	Price-Earnings Ratio
2008:				
First	**$.1825**	**$61.58**	**$42.30**	**18.5**
Second	**.1825**	**59.66**	**47.16**	**16.8**
Third	**.1825**	**78.98**	**58.35**	**20.3**
Fourth	**.1825**	**73.00**	**31.19**	**15.2**
2007:				
First	$ .175	$52.10	$43.57	17.1
Second	.175	57.65	44.39	18.8
Third	.175	54.45	44.33	18.6
Fourth	.175	56.32	44.63	19.0

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
August 1, 2008 to August 31, 2008	6	$53.13	6	607
September 1, 2008 to September 30, 2008	154	$49.75	154	453
October 1, 2008 to October 31, 2008	256	$40.44	256	197
Total	416		416	

(1) In October 2006, the board of directors authorized Nordson to repurchase, until October 2009, up to 1,000 of our Common Shares on the open market or in privately negotiated transactions.

Performance Graph

The following is a graph that compares the five-year cumulative return from investing $100 on November 1, 2003 in each of Nordson Common Shares, the MidCap 400 Index and the S&P MidCap 400 Industrial Machinery



TOTAL SHAREHOLDER RETURNS
INDEXED RETURNS
DOLLARS
350
300
250
200
150
100
50
0
NORDSON CORPORATION
S&P MIDCAP 400
S&P MIDCAP 400 INDUSTRIAL MACHINERY INDEX
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
NORDSON CORPORATION	100.00	128.62	139.57	174.81	206.01	144.03
S&P MIDCAP 400	100.00	111.04	130.63	148.18	173.40	110.17
S&P MIDCAP 400 INDUSTRIAL MACHINERY INDEX	100.00	123.51	121.73	145.53	182.18	104.27

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2008	2007	2006	2005	2004
Operating Data[a]					
Sales	**$1,124,829**	$ 993,649	$892,221	$832,179	$771,450
Cost of sales	**494,394**	439,804	379,800	362,824	334,302
% of sales	**44**	44	43	44	43
Selling and administrative expenses	**434,476**	401,294	362,179	337,782	318,562
% of sales	**39**	40	41	41	41
Severance and restructuring costs	**5,621**	409	2,627	875	—
Operating profit	**190,338**	152,142	147,615	130,698	118,586
% of sales	**17**	15	17	16	15
Income from continuing operations	**117,504**	90,692	97,667	84,510	68,307
% of sales	**10**	9	11	10	9
Financial Data[a]					
Working capital	**$ 10,317**	$ (99,990)	$105,979	$ 61,642	$167,362
Net property, plant and equipment and other non-current assets	**782,356**	801,916	475,586	476,810	476,276
Total invested capital[b]	**1,013,618**	1,031,330	656,401	615,000	674,943
Total assets	**1,166,669**	1,211,840	822,890	790,417	840,548
Long-term liabilities	**218,561**	170,809	151,037	207,540	240,305
Shareholders' equity	**574,112**	531,117	430,528	330,912	403,333
Return on average invested capital — %[c]	**13**	13	18	15	13
Return on average shareholders' equity — %[d]	**20**	19	26	21	19
Per-Share Data[a]					
Average number of common shares	**33,746**	33,547	33,365	35,718	35,489
Average number of common shares and common share equivalents	**34,307**	34,182	34,180	36,527	36,546
Basic earnings per share from continuing operations	**$ 3.48**	$ 2.70	$ 2.93	$ 2.37	$ 1.92
Diluted earnings per share from continuing operations	**3.43**	2.65	2.86	2.31	1.87
Dividends per common share	**0.73**	0.70	0.67	0.645	0.625
Book value per common share	**17.03**	15.76	12.89	10.05	11.12

(a) See accompanying Notes to Consolidated Financial Statements.

(b) Notes payable, plus current portion of long-term debt, plus current portion of capital lease obligations, plus total long-term liabilities, plus shareholders' equity.

(c) Income from continuing operations plus interest expense on borrowings and other long-term liabilities net of income taxes as a percentage average invested capital.

(d) Income from continuing operations as a percentage of shareholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In this annual report, all amounts related to U.S. and foreign currency and to the number of shares of Nordson Corporation Common Shares, except for per share earnings and dividend amounts, are expressed in thousands.

Critical Accounting Policies and Estimates

Nordson's consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to Nordson's results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the board of directors.

Revenue Recognition — Most of Nordson's revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon satisfaction of the criteria noted above. Inconsequential installation or other services are those that can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to Nordson. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue within accrued liabilities in the accompanying balance sheets. Revenues deferred in fiscal years 2008, 2007 and 2006 were not material.

Goodwill — Goodwill represents the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired. At October 31, 2008, and October 31, 2007, goodwill represented 49 percent and 47 percent, respectively, of Nordson's total assets. The majority of the goodwill resulted from the acquisition of Dage Holdings, Limited in fiscal year 2007 and EFD Inc. in fiscal year 2001. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. Our reporting units as defined by the Standard are our three operating segments, Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating and Automotive Systems. The impairment test is a two-step process. In the first step, we calculate a fair value using a discounted cash flow valuation methodology and compare the result against the carrying value for net assets of each reporting unit. This analysis assumed that the impact of current economic conditions upon revenue growth would be temporary (lasting through fiscal year 2009) and also included savings traced to identified employee reductions associated with announced restructuring actions. The excess of the fair value over the carrying value is compared to the carrying value for each reporting unit. The current fair value determination results in an amount that exceeds the carrying amount of each reporting unit by a moderate to substantial margin. Based on these results, the second step of the goodwill impairment test does not need to be performed.

To test the outcome of the discounted cash flow valuations, the combined results are compared to the market capitalization value (net of debt) and our published share price. This comparison indicated that the discounted cash flow valuation is well above the market capitalization at year-end; however, this is traced to a recent and dramatic reduction in the trading value of Nordson's stock. With the exception of one quarter in fiscal year 2000, Nordson's price/earnings multiple has not been below 15 in any quarter over the past 15 years. The price/earnings multiple using the closing price on October 31, 2008 has declined to approximately eleven as a consequence of the current global economic crisis, during which all major stock markets have suffered significant declines.

Inventories — Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for 27 percent of consolidated inventories at October 31, 2008, and 28 percent at October 31, 2007, with the first-in, first-out (FIFO) method used for the remaining inventory. On an ongoing basis, inventory is tested for technical obsolescence, as well as for future demand and changes in market conditions. Nordson has historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. Inventory reserves are also maintained for inventory used for demonstration purposes. The inventory reserve balance was $13,133, $12,365 and $8,576 at October 31, 2008, 2007 and 2006, respectively. The fiscal year 2007 increase is attributable to acquisitions and currency changes.

Pension Plans and Postretirement Medical Plan — The measurement of liabilities related to Nordson's pension plans and postretirement medical plan is based on management's assumptions related to future factors, including interest rates, return on pension plan assets, compensation increases, mortality and turnover assumptions and health care cost trend rates.

Effective October 31, 2007, Nordson adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158). This Statement requires employers to recognize the overfunded or underfunded status of defined benefit post-retirement plans in their balance sheets. This amount is measured as the difference between the fair value of plan assets and the benefit obligation of the plans (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). Changes in the funded status of the plans are recognized in the year in which the change occurs through accumulated other comprehensive income. Under FAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under FAS No. 87, Employers' Accounting for Pensions and FAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects.

The weighted-average discount rate used to determine the present value of our domestic pension plan obligations was 8.00 percent at October 31, 2008, compared to 6.25 percent at October 31, 2007. The discount rate for these plans, which comprised 77 percent of the worldwide pension obligations at October 31, 2008, was based on quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled. The weighted-average discount rate used to determine the present value of Nordson's various international pension plan obligations was 5.87 percent at October 31, 2008, compared to 5.00 percent at October 31, 2007. The discount rates used for the international plans were determined by using quality fixed income investments.

In determining the expected return on plan assets, Nordson considers both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and actuarial experts in developing appropriate return assumptions. The expected rate of return (long-term investment rate) on domestic pension assets was 8.48 percent for both fiscal years 2008 and 2007. The average expected rate of return on international pension assets increased to 5.04 percent in fiscal year 2008 from 4.99 percent in fiscal year 2007.

The assumed rate of compensation increases for domestic employees was 3.30 percent for both fiscal years 2008 and 2007. The assumed rate of compensation increases for international employees was 3.45 percent in fiscal year 2008, compared to 3.36 percent in fiscal year 2007.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	U.S.		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal 2008	$ (2,195)	$ 2,585	$ (290)	$ 295
Effect on pension obligation as of October 31, 2008	$(16,663)	$20,153	$(6,162)	$ 7,805
Expected return on assets:				
Effect on total service and interest cost components in fiscal 2008	$ (1,371)	$ 1,371	$ (287)	$ 285
Effect on pension obligation as of October 31, 2008	—	—	—	—
Compensation increase:				
Effect on total service and interest cost components in fiscal 2008	$ 2,015	$ (1,640)	$ 516	$ (53)
Effect on pension obligation as of October 31, 2008	$ 7,759	$ (6,459)	$ 3,498	$(3,046)

With respect to the domestic postretirement medical plan, the discount rate used to value the benefit obligation increased from 6.25 percent at October 31, 2007 to 8.00 percent at October 31, 2008. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 9.00 percent in fiscal year 2009, decreasing gradually to 4.50 percent in fiscal year 2015.

For the international postretirement plan, the discount rate used to value the benefit obligation increased from 5.25 percent at October 31, 2007 to 7.70 percent at October 31, 2008. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 8.50 percent in fiscal year 2009, decreasing gradually to 4.80 percent in fiscal year 2013.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and assumed health care cost trend rate would have the following effects:

	U.S.		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal 2008	$ (327)	$ 384	$ (13)	$ 15
Effect on postretirement obligation as of October 31, 2008	$(3,631)	$ 4,371	$ (78)	$102
Health care trend rate:				
Effect on total service and interest cost components in fiscal 2008	$ 548	$ (443)	$ 25	$ (19)
Effect on postretirement obligation as of October 31, 2008	$ 4,454	$(3,745)	$105	$ (81)

Employees hired after January 1, 2002, are not eligible to participate in the domestic postretirement medical plan.

Pension and postretirement expenses in fiscal year 2009 are expected to be approximately $3,000 lower than fiscal year 2008, primarily reflecting changes in actuarial assumptions.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. Nordson enters into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are marked to market each accounting period, and the resulting gains or losses are included in "other — net" within other income (expense) on the Consolidated Statement of Income.

Warranties — Nordson provides customers with a product warranty that requires us to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, we rely primarily on historical warranty claims by product sold. Amounts charged to the warranty reserve were $6,070, $5,702 and $6,092 in fiscal years 2008, 2007 and 2006, respectively. The reserve balance was $5,336, $5,784 and $4,917 at October 31, 2008, 2007 and 2006, respectively.

Long-Term Incentive Compensation Plan (LTIP) — Under the long-term incentive compensation plan, executive officers and selected other employees receive cash or stock payouts based solely on corporate performance measures over three-year performance periods. Payouts vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless Nordson equals or exceeds certain threshold performance objectives.

For the fiscal years 2006-2008, fiscal years 2007-2009 and the fiscal years 2008-2010 performance periods, payouts will be in Common Shares. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculation is also based upon the weighted-average value of Nordson's Common Shares at the dates of grant. These payouts are recorded as capital in excess of stated value in shareholders' equity. The amount recorded at October 31, 2008 for the plans originating in fiscal years 2006, 2007 and 2008 was $9,483.

Compensation expense attributable to all LTIP performance periods for executive officers and selected other employees for fiscal years 2008, 2007 and 2006 was $4,762, $4,606 and $5,456, respectively.

Discontinued Operations

On October 13, 2006, Nordson entered into an agreement to sell its Fiber Systems Group to Saurer Ltd. for $5,966. The Fiber Systems Group was acquired in fiscal year 1998 as part of the acquisition of J&M Laboratories as a means of expanding the Adhesive Dispensing Systems segment. However, due to the changing competitive environment, the Fiber Systems Group did not meet Nordson's financial performance objectives. The sale enabled us to concentrate our activities on better performing or faster growing businesses. Proceeds of $5,411 were received on the closing date, with the remaining $555 to be paid over an 18-month period following the closing date. Settlement of a dispute related to the collectibility of letters of credit resulted in receipt of $295 of the remaining $555. In accordance with FASB Statement of Accounting Standards No. 144, the results of this business have been classified as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of this business have been segregated in the Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

Sales of the discontinued operations were $5,919 for fiscal year 2006. The net loss from operations was $9,882 for fiscal year 2006. Included in the fiscal year 2006 loss from discontinued operations was severance expense of $699 related to 27 employees of the Fiber Systems Group that were not hired by Saurer Ltd. Also, included in the fiscal year 2006 loss from discontinued operations is the recognition of an impairment of an intangible asset of $2,630. A gain of $2,813 was recognized on the sale of the assets. The net tax benefit of $1,872 on disposal is the result of $2,867 tax expense on one-time gains resulting from the disposal, offset by $4,739 tax benefit resulting from an excess of tax basis over book basis in Fiber Systems Group assets.

Fiscal Years 2008 and 2007

Sales — Worldwide sales for fiscal year 2008 were $1,124,829, an increase of 13.2 percent from fiscal year 2007 sales of $993,649. Organic sales volume increased 5.1 percent, while the first year effect of acquisitions accounted for 3.8 percentage points of the growth. Favorable currency translation effects caused by the weaker U.S. dollar increased sales by an additional 4.3 percent over the prior year.

Sales of the Adhesive Dispensing Systems segment were $580,711 in fiscal year 2008, an increase of $71,143, or 14.0 percent, from fiscal year 2007. The increase was split evenly between sales volume and favorable currency translation effects. All product lines within this segment and all geographic regions experienced sales volume increases over the prior year.

Sales of the Advanced Technology Systems segment were $367,366 in fiscal year 2008, an increase of $66,647, or 22.2 percent from fiscal year 2007. The first year effect of acquisitions generated a volume increase of 12.4 percent, while organic sales volume increased 9.7 percent. Favorable currency translation effects contributed 0.1 percent to sales growth within this segment. The volume increase can be traced primarily to the Asia Pacific region, the U.S. and Europe, as demand improved for our products in certain semiconductor and consumer electronics end markets.

Industrial Coating and Automotive Systems segment sales in fiscal year 2008 were $176,752, a decrease of $6,610, or 3.6 percent, from the prior year. The decrease is the result of a sales volume decrease of 7.5 percent, partially offset by favorable currency translation effects of 3.9 percent. The sales volume decrease can be traced to recent cyclical weakness in key consumer durable goods markets, primarily in the U.S.

It is estimated that the effect of pricing on total revenue was neutral relative to the prior fiscal year.

Sales outside the United States accounted for 71.9 percent of total fiscal year 2008 sales, up from 69.3 percent in fiscal year 2007. Sales volume in fiscal year 2008 exceeded that of fiscal year 2007 in all five geographic regions in which we operate, largely driven by the Advanced Technology Systems segment. Sales volume was up 21.7 percent in Asia Pacific, 10.5 percent in Europe, 4.2 percent in Japan, 3.5 percent in the United States and 2.3 percent in the Americas (Canada, Mexico and Central and South America). Currency translation effects favorably impacted sales in all international regions.

Operating profit — Cost of sales in fiscal year 2008 was $494,394, up 12.4 percent from fiscal year 2007, due primarily to the increase in sales volume. Currency effects increased cost of sales by 3.1 percent. Gross margins, expressed as a percent of sales, increased to 56.0 percent in fiscal year 2008 from 55.7 percent in fiscal year 2007. The increase was the result of the absence of short-term inventory purchase accounting adjustments related to acquisitions that reduced the fiscal year 2007 gross margin percentage by approximately 0.9 percent and favorable currency effects that increased the fiscal year 2008 gross margin rate by 0.4 percent. Offsetting these items were changes in product mix that reduced the gross margin percentage.

Selling and administrative expenses, excluding severance and restructuring costs, were $434,476 in fiscal year 2008, an increase of $33,182, or 8.3 percent, from fiscal year 2007. The increase is largely due to the first year effect of fiscal 2007 acquisitions, which added 3.7 percent, and currency translation effects, which added 3.5 percent. Annual compensation increases and higher employee benefit costs also contributed to the increase. Selling and administrative expenses as a percentage of sales decreased to 38.6 percent in fiscal year 2008 from 40.4 percent in fiscal year 2007, reflecting ongoing operational improvement efforts and revenue increases that were supported by existing capacity.

In September 2008, Nordson announced an acceleration of its ongoing operating margin improvement activities. This acceleration effort involves a combination of non-workforce related efficiencies and workforce reductions primarily in North America and Europe with targeted annual savings of approximately $30,000 in operating expenses by the end of fiscal year 2010. Major areas of improvement include the streamlining of marketing and sales organizations, optimization of engineering and information technology resources, rationalization of products, and continued integration of recent acquisitions. We also expect to reduce exposure to certain underperforming markets. It is anticipated that non-recurring severance and related costs for implementation of these actions will total approximately $16,000, with $5,561 in charges occurring in 2008 and the remainder occurring in fiscal year 2009. The severance costs have been recorded in the Corporate segment.

Our operating profit margin increased to 16.9 percent in fiscal year 2008 from 15.3 percent in fiscal year 2007. Purchase accounting adjustments for inventory associated with fiscal year 2007 acquisitions reduced that year's operating profit margin by 0.9 percent. The improvement was also due to favorable currency translation effects and revenue increases that were supported by existing capacity. The operating profit margin was reduced by 0.5 percent as a result of the severance and restructuring costs described above.

Segment operating profit margins in fiscal years 2008 and 2007 were as follows:

Segment	2008	2007
Adhesive Dispensing Systems	**25.0%**	23.2%
Advanced Technology Systems	**16.8%**	13.5%
Industrial Coating and Automotive Systems	**6.2%**	9.6%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating profit margins. Operating profit margins for each segment were favorably impacted from a weaker dollar during the year as compared to the prior year.

Operating profit margin for the Adhesive Dispensing Systems segment was 25.0 percent, up from 23.2 percent in fiscal year 2007. The increase can be traced to the increased sales volume across all product lines and geographic regions and to favorable currency translation effects.

Operating profit margin for the Advanced Technology Systems segment increased to 16.8 percent in fiscal year 2008 from 13.5 percent in fiscal year 2007. The increase was primarily the result of sales volume increasing at a higher rate than operating costs and the absence of the effect of short-term purchase accounting adjustments related to fiscal year 2007 acquisitions, partially offset by changes in sales mix.

Operating profit margin for the Industrial Coating and Automotive Systems segment was 6.2 percent in fiscal year 2008 as compared to 9.6 percent in fiscal year 2007. The decrease in the operating profit margin is primarily due to a sales volume decrease of 7.5 percent and to a higher mix of lower margin system sales.

Interest and other income (expense) — Interest expense in fiscal year 2008 was $16,714, a decrease of $4,828, or 22.4 percent from fiscal year 2007 due to lower borrowing levels and lower interest rates. Other income was $4,914 in fiscal year 2008, compared to $3,617 in fiscal year 2007. Included in other income (expense) were currency gains of $2,153 in fiscal year 2008 and currency losses of $1,028 in fiscal year 2007. The prior year amount also included a $3,038 gain on the sale-leaseback of real estate.

Income taxes — Nordson's effective income tax rate on continuing operations was 34.6 percent in fiscal year 2008, up from 33.2 percent in fiscal year 2007. The increased rate is primarily due to a favorable adjustment in fiscal year 2007 related to a prior year tax revision.

Net income — Income from continuing operations was $117,504, or $3.43 per diluted share in fiscal year 2008. This compares to income from continuing operations of $90,692, or $2.65 per diluted share in fiscal year 2007. This represents a 29.6 percent increase in income from continuing operations and a 29.4 percent increase in earnings per share from continuing operations.

Recently issued accounting standards — In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements. FIN 48 also provides guidance on financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. As discussed in Note 5, Nordson adopted FIN 48 as of November 1, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). This Statement provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), which permits a one-year deferral of the application of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FAS 157 is effective for Nordson as of November 1, 2008. The adoption will not have a material effect on our results of operations or financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" (FAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. We will not elect the fair value measurement option for any of our existing financial instruments other than those that are already being measured at fair value. As such, the adoption of FAS 159 on November 1, 2008 will not have an impact on our results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (FAS 141(R)). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. Nordson must adopt FAS 141(R) for all business combinations subsequent to November 1, 2009. The impact of adoption will depend on the nature and significance of any future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (FAS 160). This Statement amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Nordson must adopt FAS 160 in fiscal year 2010 and has not yet determined the impact of adoption on its results of operations or financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (FAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. FAS 161 applies to all derivative instruments within the scope of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to FAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. Nordson must adopt FAS 161, on a prospective basis, beginning in the second quarter of fiscal year 2009, with early application permitted. We are currently evaluating the disclosure implications of this statement.

Fiscal Years 2007 and 2006

Sales — Worldwide sales for fiscal year 2007 were $993,649, an increase of 11.4 percent from fiscal year 2006 sales of $892,221. Acquisitions accounted for 7.9 percentage points of the growth, while sales volume of base businesses increased 0.1 percent. Favorable currency effects caused by the weaker U.S. dollar increased sales by an additional 3.4 percent.

Historically, Nordson reported results in three operating segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Finishing and Coating Systems. In the third quarter of fiscal year 2007, we announced an organizational restructuring in which the portion of the Adhesive Dispensing Systems segment serving the automotive industry was combined with the Finishing and Coating Systems segment to form the newly named Industrial Coating and Automotive Systems segment. The operations of this segment are headquartered in Amherst, Ohio, are managed by the same executive and share certain resources (engineering, sales and factories). Prior fiscal year results have been reclassified to reflect the segment change.

All three segments reported higher sales volume in fiscal year 2007 compared to fiscal year 2006. Sales of the Adhesive Dispensing Systems segment were $509,568 in fiscal year 2007, an increase of $30,710, or 6.4 percent, from fiscal year 2006. Sales volume was up 1.7 percent, while currency effects increased reported sales by 4.7 percent. The increase in sales volume can be traced to higher system sales in several geographic regions, most notably Asia Pacific.

Sales of the Advanced Technology Systems segment were $300,719 in fiscal year 2007, an increase of $61,461, or 25.7 percent from fiscal year 2006. Acquisitions generated a volume increase of 29.3 percent, while sales volume of base businesses was down 5.0 percent. Favorable currency translation rates contributed 1.4 percent to sales growth within this segment. Sales within this segment were impacted by weakness in the semiconductor and electronic assembly markets.

Industrial Coating and Automotive Systems segment sales in fiscal year 2007 were $183,362, an increase of $9,257, or 5.3 percent, from the prior year. This increase can be traced to a volume increase of 2.7 percent and favorable currency effects of 2.6 percent. The volume increase can be traced to higher system sales in Japan and Asia Pacific.

It is estimated that the effect of pricing on total revenue was neutral relative to the prior fiscal year.

Sales outside the United States accounted for 69.3 percent of total fiscal year 2007 sales, up from 67.4 percent in fiscal year 2006. Sales volume in fiscal year 2007 exceeded that the prior year in all five geographic regions, largely driven by acquisitions. Sales volume was up 14.1 percent in Japan, 11.4 percent in the Americas, 11.3 percent in Asia Pacific, 7.2 percent in Europe and 4.7 percent in the United States. Currency effects favorably impacted sales in the Americas, Asia Pacific and Europe regions but negatively impacted sales in Japan.

Operating profit — Cost of sales in fiscal year 2007 was $439,804, up 15.8 percent from fiscal year 2006, due primarily to the increase in sales volume. Currency effects increased cost of sales by 2.8 percent. Gross margins, expressed as a percent of sales, decreased to 55.7 percent in fiscal year 2007 from 57.4 percent in fiscal year 2006. The fiscal year 2007 percentage was negatively impacted by short-term inventory purchase accounting adjustments related to acquisitions that reduced the margin percentage by approximately 0.9 percent. These adjustments were partially offset by favorable currency effects that increased the gross margin rate by 0.3 percent. Changes in product mix also contributed to the overall margin percentage decrease.

Selling and administrative expenses, excluding severance and restructuring costs, were $401,294 in fiscal year 2007, an increase of $39,115, or 10.8 percent, from fiscal year 2006. Acquisitions and associated purchase accounting adjustments for property, plant and equipment and intangible assets increased selling and administrative expenses by 6.9 percent, and currency translation effects increased these expenses by 2.8 percent. The remainder of the increase was largely due to higher compensation and product development costs. Selling and administrative expenses as a percentage of sales decreased to 40.4 percent in fiscal year 2007 from 40.6 percent in fiscal year 2006, reflecting ongoing operational improvement efforts and revenue increases that were supported by existing capacity.

Our operating profit margin decreased to 15.3 percent in fiscal year 2007 from 16.5 percent in fiscal year 2006. Purchase accounting adjustments for inventory; property, plant and equipment; and intangible assets associated with fiscal year 2007 acquisitions reduced operating profit margin by 1.2 percent.

Segment operating profit margins in fiscal years 2007 and 2006 were as follows:

Segment	2007	2006
Adhesive Dispensing Systems	23.2%	22.8%
Advanced Technology Systems	13.5%	23.8%
Industrial Coating and Automotive Systems	9.6%	5.9%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each of our segments were favorably impacted from a weaker dollar during the year.

Operating profit margin for the Adhesive Dispensing Systems segment was 23.2 percent in fiscal year 2007, up from 22.8 percent in fiscal year 2006. The increase can be traced to the increased sales volume and to favorable currency translation effects. In March 2007, Nordson announced that it would close a manufacturing operation located in Talladega, Alabama and move production activities to other Nordson facilities that are closer to supplier locations. Total severance costs for the 36 affected employees will be approximately $541 and are being recorded over the future service period of April 2007 through March 2008. The expense amount recorded in fiscal year 2007 was $433. During fiscal year 2006, Nordson realigned the management of the Adhesive Dispensing Systems segment, which resulted in the elimination of nine positions. These actions better positioned the segment to achieve our growth objectives. Total costs recorded in fiscal year 2006 attributable to the position eliminations were $429.

Operating profit margin for the Advanced Technology Systems segment decreased to 13.5 percent in fiscal year 2007 from 23.8 percent in fiscal year 2006. The operating profit of this segment was impacted by approximately $11,800 of purchase accounting adjustments for inventory; property, plant and equipment; and intangible assets related to the fiscal year 2007 acquisitions. In addition, demand for our base products within this segment declined in fiscal year 2007 as capital spending in some of the end markets served by this segment was down from the prior year as customers reacted to capacity requirements and technology shifts. Since the decline in demand is viewed as a cyclical trend, we continued to invest in new product development and distribution capacity for sustained long-term sales growth. The reduced demand resulted in lower manufacturing overhead absorption causing lower operating profit margin for the year. Sales mix also contributed to the decrease in the operating profit margin from the prior year. In an effort to improve efficiencies in operations serving the curing and drying market, we eliminated 13 positions in the Advanced Technology Systems segment during the second half of fiscal year 2006. Total costs attributable to the position eliminations were $380.

Operating profit margin for the Industrial Coating and Automotive Systems segment was 9.6 percent in fiscal year 2007, up from 5.9 percent in fiscal year 2006. The improvement in the operating profit margin is primarily due to sales volume increasing at a rate greater than operating costs. In addition, during the fourth quarter of fiscal year 2005, Nordson began a number of restructuring actions to improve performance and reduce costs in this segment. These actions, which included operational consolidations and approximately 60 personnel reductions, were completed in the fourth quarter of fiscal year 2006. As a result of these actions, this segment now operates with lower costs and improved operating performance. Fiscal year 2006 results include $1,818 of severance and restructuring costs.

Interest and other income (expense) — Interest expense in fiscal year 2007 was $21,542, an increase $9,525, or 79.3 percent from fiscal year 2006 due to higher borrowing levels resulting from the four acquisitions made during fiscal year 2007. Interest and investment income in fiscal year 2007 was $1,505, down from $1,867 in the prior year. The prior year amount included income of $898 from an income tax refund. Other income was $3,617 in fiscal year 2007, as opposed to other expense of $1,031 in fiscal year 2006. The current year amount included a $3,038 gain on the sale-leaseback of real estate. Included in other income (expense) are currency losses of $1,028 in fiscal year 2007 and $1,796 in fiscal year 2006.

Income taxes — Nordson's effective income tax rate on continuing operations was 33.2 percent in fiscal year 2007, up from 28.4 percent in fiscal year 2006. The fiscal year 2006 rate reflects the approval by the Joint Committee on Taxation of an income tax refund of approximately $3,100. The increase in the effective tax rate is also due to higher tax rates on foreign income and a lower extraterritorial income exclusion.

Net income — Income from continuing operations was $90,692, or $2.65 per diluted share in fiscal year 2007. This compares to income from continuing operations of $97,667, or $2.86 per diluted share in fiscal year 2006. This represents a 7.1 percent decrease in income from continuing operations and a 7.3 percent decrease in earnings per share from continuing operations. Net income, including discontinued operations, was $90,598, or $2.65 per diluted share in fiscal year 2006.

Liquidity and Capital Resources

Cash generated by operations in fiscal year 2008 was $114,046, compared to $124,248 in fiscal year 2007. The primary sources were net income adjusted for the add-back of non-cash expenses, totaling $164,197 compared to $124,936 in fiscal year 2007. Uses of cash from operating activities included $20,922 associated with operating assets and liabilities, compared to $7,012 in fiscal year 2007. The primary reason for the change is a valuation decline in measurement funds underlying deferred compensation plans. Another reduction in cash relates to the difference in translated value of intercompany balances on foreign subsidiary books using average exchange rates and the corresponding balances on the parent company's books using exchange rates in effect at the beginning and end of the fiscal year.

Cash used by investing activities was $31,924 in fiscal year 2008, compared to $348,109 in fiscal year 2007. The prior year amount included $325,245 of cash used for acquisitions. Capital expenditures were $26,386 in fiscal year 2008 and were primarily associated with improvements to the EFD building in East Providence, Rhode Island purchased in fiscal year 2007, global information systems and machinery and equipment in China.

Cash of $102,720 was used for financing activities in fiscal year 2008, compared to cash provided by financing activities of $202,224 in fiscal year 2007. In fiscal year 2008, $87,276 of short-term borrowings (net) was repaid, and $24,290 of scheduled long-term debt payments were made. Issuance of Common Shares related to employee benefit plans generated $16,135 of cash. Dividend payments were $24,645 in fiscal year 2008, an increase of $1,164 from fiscal year 2007 due to an increase in the per-share amount of 4.3 percent from fiscal year 2007. In fiscal year 2007, net proceeds from short-term borrowings of $281,293 were used for four acquisitions.

The following is a summary of significant changes in balance sheet captions from the end of fiscal year 2007 to the end of fiscal year 2008. Accounts payable decreased primarily due to the pay-down of vendor invoices associated with the demand for inventory. The decrease in income taxes payable is due to a tax benefit from the exercise of stock options, reclassifications to other long-term liabilities resulting from the adoption of FIN 48 and to tax payments related to current and prior year income. Intangible assets decreased as a result of amortization and currency rate changes. The decrease in other noncurrent asserts was primarily caused by the lower market value of assets held in a Rabbi Trust related to a deferred compensation obligation. The increase in long-term pension and retirement liabilities is due to a decrease in the fair value of plan assets partially offset by decreases in obligations from higher discount rates.

On February 22, 2008, we entered into a Note Purchase and Private Shelf Agreement (the "Agreement") with Prudential Investment Management, Inc. The Agreement consists of a $50,000 Senior Note and a $100,000 Private Shelf Facility. The Senior Note bears interest at a rate of 4.98 percent and matures on February 22, 2013. The Agreement also contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. We were in compliance with all of our debt covenants at October 31, 2008. Under the Private Shelf Facility, we may also borrow during the next three years unto $100,000 at interest rates then in effect at the time of borrowing. Borrowings can be for up to 12 years with an average life not to exceed 10 years. At October 31, 2008, the amount we could borrow under the Private Shelf Facility would not have been limited by any debt covenants.

The board of directors authorized Nordson to repurchase up to 1,000 of our Common Shares over a three-year period beginning November 2006. The board of directors amended this resolution in August 2007 to permit us to enter into written agreements with independent third party brokers to purchase Common Shares on the open market or in privately negotiated transactions. Uses for repurchased shares include the funding of benefit programs, including stock options, restricted stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is funded using working capital. During fiscal year 2008, Nordson repurchased 664 of the shares authorized to be repurchased under this program for $30,678.

The following table summarizes obligations as of October 31, 2008:

	Payments Due by Period				
Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 72,840	$ 4,290	$18,550	$50,000	$ —
Capital lease obligations	14,666	5,976	5,786	654	2,250
Operating leases	34,534	9,197	11,448	4,148	9,741
Notes payable(1)	212,061	212,061	—	—	—
Interest payments on long-term debt	14,076	4,017	6,781	3,278	—
Contributions related to pension and postretirement benefits(2)	6,000	6,000			
Purchase obligations	37,423	37,057	366	—	—
Total obligations	$391,600	$278,598	$42,931	$58,080	$11,991

(1) Nordson has various lines of credit with both domestic and foreign banks. At October 31, 2008, these lines totaled $512,470, of which $300,409 was unused. Included in the total amount of $512,470 was a $400,000 unsecured, multicurrency credit facility with a group of banks that expires in fiscal year 2012. This facility may be increased by $100,000 to $500,000 under certain conditions. At October 31, 2008, $170,000 was outstanding under this facility, compared to $280,000 outstanding at October 31, 2007. There are two primary financial covenants that must be met under this facility. The first covenant limits the amount of total indebtedness that can be incurred to 3.5 times consolidated trailing EBITDA (both indebtedness and EBITDA as defined in the credit agreement). The second covenant requires trailing consolidated trailing EBITDA to be at least three times consolidated trailing interest expense (both as defined in the credit agreement). We were in compliance with all debt covenants at October 31, 2008.

(2) Pension and postretirement plan funding amounts after fiscal year 2009 will be determined based on the future funded status of the plans and therefore cannot be estimated at this time.

We believe that the combination of present capital resources, internally generated funds and unused financing sources are more than adequate to meet cash requirements for fiscal year 2009. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent company.

Outlook

Current disruptions in global financial markets and resulting turmoil in the general economic environment will have an impact on Nordson's performance; however, we believe we are well positioned to manage the impact upon our liquidity. Our liquidity needs arise from working capital requirements, capital expenditures and principal and interest payments on indebtedness. Primary sources of liquidity to meet these needs are cash provided by operations and borrowings under our loan agreements. Cash provided by operations extending back to the end of the 2001 – 2002 recession ranged from 10 percent to 14 percent of net sales. During the 2001 and 2002 recession years, cash from operations were 10 percent and 20 percent of net sales, respectively. Since the recession of 2001 – 2002, Nordson has enhanced its sources of revenue by expanding its diversity of end markets and geographies into which it sells and also has employed lean practices into all areas of operations to gain cost efficiencies and improve operating margins and cash flow from operations. In addition, during the fourth quarter of fiscal year 2008, we announced an acceleration of ongoing operational improvement activities (as described above). Cash is available through a $400,000 5-year committed revolving line of credit with 12 domestic and international banks. This line of credit was put into place in July 2007 and expires in July 2012. As of October 31, 2008 we are in compliance with the financial covenants of this credit facility and have $230,000 available borrowing capacity. In addition, in February 2008, Nordson put in place a Master Shelf Arrangement with the Prudential Insurance Company to allow for the issuance of medium to long-term unsecured notes. As of October 31, 2008, we are in compliance with the financial covenant relating to a $50,000 five-year note issued under this arrangement. While these facilities provide the contractual terms for any borrowing, we cannot be assured that these facilities would be available in the event of these financial institutions failure to remain sufficiently capitalized.

Nordson's priorities for fiscal year 2009 are focused upon the continuation of strategic actions to optimize revenue opportunities in a challenging economic environment and achieve its expectations for operational improvements through a combination of non-workforce related efficiencies and workforce reductions. Major areas of improvement include the streamlining of marketing and sales organizations, optimization of engineering and information technology resources, rationalization of products, and continued integration of recent acquisitions. We also expect to reduce exposure to certain underperforming markets. Given the current economic challenges, we expect this focus to result in optimized improvements in cash provided by operations.

With respect to spending, the table above presents Nordson's financial obligations for the long-term being $391,600 of which $108,598 is payable in 2009, excluding amounts payable under terms of our revolving line of credit. On December 10, 2008, our Board of Directors approved a stock repurchase program of up to 1,000 shares over a three-year period beginning December 22, 2008. Under this authorization, the timing and actual number of shares subject to repurchase are at the discretion of management and are contingent on a number of factors including levels of cash generation from operations, cash requirements for acquisitions, repayment of debt and our share price. Capital expenditures for 2009 will be reduced from recent years and primarily focused upon our in-process rollout of SAP enterprise management software and various projects that improve manufacturing and distribution.

We will continue to look for strategic acquisition opportunities, develop new applications and markets for our technologies, and move forward with our initiatives to improve operating performance.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured because of fluctuating selling prices, sales volume, product mix and cost structures in each country where we operate. As a general rule, a weakening of the U.S. dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the U.S. dollar has a detrimental effect.

In fiscal year 2008 compared with fiscal year 2007, the U.S. dollar was generally weaker against foreign currencies. If fiscal year 2007 exchange rates had been in effect during fiscal year 2008, sales would have been approximately $43,051 lower and third-party costs would have been approximately $27,719 lower. In fiscal year 2007 compared with fiscal year 2006, the U.S. dollar was also generally weaker against foreign currencies. If fiscal year 2006 exchange rates had been in effect during fiscal year 2007, sales would have been approximately $30,261 lower and third-party costs would have been approximately $20,807 lower. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Nordson operates internationally and enters into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. We regularly use foreign exchange contracts to reduce our risks related to most of these transactions. These contracts, primarily Euro, British Pound and Yen, usually have maturities of 90 days or less, and generally require us to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. Other transactions denominated in foreign currencies are designated as hedges of Nordson's net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the use of foreign exchange contracts on a routine basis to reduce the risks related to most of our transactions denominated in foreign currencies, as of October 31, 2008, we did not have a material foreign currency risk.

Note 11 to the financial statements contains additional information about Nordson's foreign currency transactions and the methods and assumptions used to record these transactions.

A portion of our operations is financed with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates for long-term debt.

The tables that follow present principal repayments and related weighted-average interest rates by expected maturity dates of fixed-rate debt.

At October 31, 2008

	2009	2010	2011	2012	2013	There-after	Total Value	Fair Value
Long-term debt, including current portion..........	**$ 4,290**	**$4,290**	**$14,260**	**$ —**	**$50,000**	**$ —**	**$72,840**	**$70,757**
Average interest rate..	**5.70%**	**5.61%**	**5.51%**	**4.98%**	**4.98%**	**—**	**5.70%**	

At October 31, 2007

	2008	2009	2010	2011	2012	There-after	Total Value	Fair Value
Long-term debt, including current portion..........	$24,290	$4,290	$ 4,290	$14,260	$ —	$ —	$47,130	$49,350
Average interest rate..	7.19%	7.29%	7.33%	7.39%	—	—	7.19%	

Nordson also has variable-rate notes payable. The weighted average interest rate of this debt was 3.7 percent at October 31, 2008 and 5.3 percent at October 31, 2007. A 1 percent increase in interest rates would have resulted in additional interest expense of approximately $2,431 on the notes payable in fiscal year 2008.

Inflation

Inflation affects profit margins because the ability to pass cost increases on to customers is restricted by the need for competitive pricing. Although inflation has been modest in recent years and has had no material effect on the years covered by these financial statements, we continue to seek ways to minimize the impact of inflation through focused efforts to raise productivity.

Trends

The Five-Year Summary in Item 6 documents Nordson's historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Our solid performance is attributed to our participation in diverse geographic and industrial markets and our long-term commitment to develop and provide quality products and worldwide service to meet customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995

This Form 10-K, particularly "Management's Discussion and Analysis," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the U.S. and global economies. Statements in this 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "hope," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date made. Nordson undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause our actual results to differ materially from the expected results are discussed in Item 1A, Risk Factors.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

Years ended October 31, 2008, 2007 and 2006

(In thousands except for per-share amounts)	2008	2007	2006
Sales	**$1,124,829**	$993,649	$892,221
Operating costs and expenses:			
Cost of sales	**494,394**	439,804	379,800
Selling and administrative expenses	**434,476**	401,294	362,179
Severance and restructuring costs	**5,621**	409	2,627
	934,491	841,507	744,606
Operating profit	**190,338**	152,142	147,615
Other income (expense):			
Interest expense	**(16,714)**	(21,542)	(12,017)
Interest and investment income	**1,250**	1,505	1,867
Other — net	**4,914**	3,617	(1,031)
	(10,550)	(16,420)	(11,181)
Income before income taxes and discontinued operations	**179,788**	135,722	136,434
Income tax provision:			
Current	**54,929**	44,613	39,719
Deferred	**7,355**	417	(952)
	62,284	45,030	38,767
Income from continuing operations	**117,504**	90,692	97,667
Loss from discontinued operations, net of income tax benefits of $6,418 for the year ended October 31, 2006	**—**	—	(7,069)
Net income	**$ 117,504**	$ 90,692	$ 90,598
Average common shares	**33,746**	33,547	33,365
Incremental common shares attributable to outstanding stock options, nonvested stock and deferred stock-based compensation	**561**	635	815
Average common shares and common share equivalents	**34,307**	34,182	34,180
Basic earnings per share from continuing operations	**$ 3.48**	$ 2.70	$ 2.93
Basic loss per share from discontinued operations	**—**	—	(0.21)
Total	**$ 3.48**	$ 2.70	$ 2.72
Diluted earnings per share from continuing operations	**$ 3.43**	$ 2.65	$ 2.86
Diluted loss per share from discontinued operations	**—**	—	(0.21)
Total	**$ 3.43**	$ 2.65	$ 2.65

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2008 and 2007

(In thousands)	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 11,755	$ 31,136
Marketable securities	5	9
Receivables — net	224,813	229,993
Inventories — net	118,034	119,650
Deferred income taxes	22,455	21,068
Prepaid expenses	7,251	8,068
Total current assets	384,313	409,924
Property, plant and equipment — net	133,843	132,937
Goodwill	571,933	571,976
Intangible assets — net	53,874	66,746
Deferred income taxes	—	861
Other assets	22,706	29,396
	$1,166,669	$1,211,840
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	$ 212,061	$ 299,809
Accounts payable	42,916	51,939
Income taxes payable	6,141	15,012
Accrued liabilities	96,473	102,995
Customer advance payments	7,521	10,564
Current maturities of long-term debt	4,290	24,290
Current obligations under capital leases	4,594	5,305
Total current liabilities	373,996	509,914
Long-term debt	68,550	22,840
Obligations under capital leases	6,098	7,038
Pension and retirement obligations	66,863	59,762
Postretirement obligations	35,426	39,781
Deferred income taxes	2,250	—
Other liabilities	39,374	41,388
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	—	—
Common shares, no par value; 80,000 shares authorized; 49,011 shares issued	12,253	12,253
Capital in excess of stated value	244,096	224,411
Retained earnings	840,888	748,229
Accumulated other comprehensive income (loss)	(40,795)	8,200
Common shares in treasury, at cost	(482,330)	(461,976)
Total shareholders' equity	574,112	531,117
	$1,166,669	$1,211,840

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2008, 2007 and 2006

(In thousands)	2008	2007	2006
Number of common shares in treasury			
Balance at beginning of year	**15,301**	15,600	16,100
Shares issued under company stock and employee benefit plans	**(804)**	(604)	(1,171)
Purchase of treasury shares	**807**	305	671
Balance at end of year	**15,304**	15,301	15,600
Common shares			
Balance at beginning and ending of year	**$ 12,253**	$ 12,253	$ 12,253
Capital in excess of stated value			
Balance at beginning of year	**$ 224,411**	$ 210,690	$ 188,132
Shares issued under company stock and employee benefit plans	**874**	1,235	5,565
Tax benefit from stock option and restricted stock transactions	**9,002**	4,269	9,074
Stock-based compensation	**9,809**	8,217	7,121
Adoption of FAS 123(R)	**—**	—	798
Balance at end of year	**$ 244,096**	$ 224,411	$ 210,690
Retained earnings			
Balance at beginning of year	**$ 748,229**	$ 681,018	$ 613,580
Adoption of FIN 48	**(200)**	—	—
Balance at beginning of year, adjusted	**748,029**	681,018	613,580
Elimination of reporting lag for certain international subsidiaries	**—**	—	(788)
Net income	**117,504**	90,692	90,598
Dividends paid ($.73 per share in 2008, $.70 per share in 2007 and $.67 per share in 2006)	**(24,645)**	(23,481)	(22,372)
Balance at end of year	**$ 840,888**	$ 748,229	$ 681,018
Accumulated other comprehensive income (loss)			
Balance at beginning of year	**$ 8,200**	$ (12,518)	$ (25,883)
Translation adjustments	**(41,665)**	27,490	8,693
Adjustments related to FAS 158:			
Prior service cost recognized during the year, net of tax of $343	**(761)**	—	—
Net actuarial loss occurring during the year, net of tax of $354	**(6,569)**	—	—
Pension and postretirement benefit plan adjustments, net of tax of $(6,014) in 2007 and $(2,671) in 2006	**—**	10,320	4,672
Effect of adoption of FAS 158, net of tax of $15,270	**—**	(17,092)	—
Balance at end of year	**$ (40,795)**	$ 8,200	$ (12,518)
Common shares in treasury, at cost			
Balance at beginning of year	**$(461,976)**	$(460,915)	$(454,365)
Shares issued under company stock and employee benefit plans	**19,944**	14,222	22,248
Purchase of treasury shares	**(40,298)**	(15,283)	(28,798)
Balance at end of year	**$(482,330)**	$(461,976)	$(460,915)
Deferred stock based compensation			
Balance at beginning of year	**$ —**	$ —	$ (2,805)
Shares issued under company stock and employee benefit plans	**—**	—	—
Amortization of deferred stock based compensation	**—**	—	—
Adoption of FAS 123(R)	**—**	—	2,805
Balance at end of year	**$ —**	$ —	$ —
Total shareholders' equity	**$ 574,112**	$ 531,117	$ 430,528
Comprehensive income			
Net income	**$ 117,504**	$ 90,692	$ 90,598
Translation adjustments	**(41,665)**	27,490	8,693
Adjustments related to FAS 158:			
Prior service cost recognized during the year, net of tax of $343	**(761)**	—	—
Net actuarial loss occurring during the year, net of tax of $354	**(6,569)**	—	—
Pension and postretirement benefit plan adjustments, net of tax of $(6,014) in 2007 and $(2,671) in 2006	**—**	10,320	4,672
Total comprehensive income	**$ 68,509**	$ 128,502	$ 103,963

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2008, 2007 and 2006

(In thousands)	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 117,504	$ 90,692	$ 90,598
Less: Loss from discontinued operations	—	—	(7,069)
Income from continuing operations	117,504	90,692	97,667
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	26,440	23,784	22,284
Amortization	5,797	4,149	1,026
Provision for losses on receivables	413	1,147	277
Deferred income taxes	7,355	417	61
Tax benefit from the exercise of stock options	(9,002)	(4,269)	(9,074)
Non-cash stock compensation	9,247	8,217	7,121
(Gain)/loss on sale of property, plant and equipment	(369)	(3,470)	58
Other	(22,417)	10,593	8,213
Changes in operating assets and liabilities:			
Receivables	(8,118)	(3,983)	(25,069)
Inventories	(5,413)	(1,075)	(1,769)
Other current assets	156	(2,052)	771
Other noncurrent assets	7,534	(9,807)	(2,502)
Accounts payable	(7,678)	5,090	(1,190)
Income taxes payable	8,817	4,928	17,737
Accrued liabilities	(3,102)	(14,212)	6,801
Customer advance payments	(2,560)	(195)	(347)
Other noncurrent liabilities	(10,562)	14,294	6,536
Net cash used by discontinued operations	—	—	(8,577)
Net cash provided by operating activities	114,042	124,248	120,024
Cash flows from investing activities:			
Additions to property, plant and equipment	(26,386)	(31,017)	(13,610)
Proceeds from sale of property, plant and equipment	2,349	8,153	913
Acquisition of businesses, net of cash acquired	(4,699)	(325,245)	—
Acquisition of minority interest	(3,191)	—	—
Proceeds from sale of business	—	—	5,411
Proceeds from sale of marketable securities	3	—	206
Net cash used by discontinued operations	—	—	(115)
Net cash used in investing activities	(31,924)	(348,109)	(7,195)
Cash flows from financing activities:			
Proceeds from short-term borrowings	217,917	387,131	16,190
Repayment of short-term borrowings	(305,193)	(105,838)	(20,299)
Proceeds from long-term debt	50,000	—	—
Repayment of long-term debt	(24,290)	(54,290)	(54,004)
Repayment of capital lease obligations	(6,027)	(5,741)	(5,571)
Issuance of common shares	16,135	9,264	21,535
Purchase of treasury shares	(35,615)	(9,090)	(22,521)
Tax benefit from the exercise of stock options	9,002	4,269	9,074
Dividends paid	(24,645)	(23,481)	(22,372)
Net cash provided by (used in) financing activities	(102,716)	202,224	(77,968)
Effect of exchange rate changes on cash	1,217	3,914	1,428
Effect of change in fiscal year-end for certain international subsidiaries	—	—	1,252
Increase (decrease) in cash and cash equivalents	(19,381)	(17,723)	37,541
Cash and cash equivalents at beginning of year	31,136	48,859	11,318
Cash and cash equivalents at end of year	$ 11,755	$ 31,136	$ 48,859

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

In this annual report, all amounts related to U.S. and foreign currency and to the number of Nordson Corporation's Common Shares, except for per share earnings and dividend amounts, are expressed in thousands.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of Nordson Corporation and majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Other investments are recorded at cost.

As discussed in Note 3, the Fiber Systems Group was sold on October 13, 2006, and its results of operations have been included in discontinued operations for fiscal year 2006. Unless noted otherwise, disclosures reported in these financial statement and notes pertain to Nordson's continuing operations.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Fiscal year — Our fiscal year ends on October 31. Prior to fiscal year 2006, the majority of our international operations reported their results on a one-month lag, in order to facilitate reporting of consolidated accounts. Effective in fiscal year 2006, the reporting lag was eliminated. As a result, the October 2005 results of operations for these subsidiaries, which amounted to a net loss of $788, were recorded directly to retained earnings at the beginning of fiscal year 2006. Accordingly, certain tables showing balance sheet activity presented in these Notes to Consolidated Financial Statements contain 13 months of change when reconciling beginning balances to ending balances.

Revenue recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon satisfaction of the criteria noted above. Inconsequential installation or other services are those that can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to Nordson. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue within accrued liabilities in the accompanying balance sheets. Revenues deferred in fiscal years 2008, 2007 and 2006 were not material.

Shipping and handling costs — Amounts billed to customers for shipping and handling are recorded as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and were $9,888, $8,358 and $7,044 in fiscal years 2008, 2007 and 2006, respectively.

Research and development — Research and development costs are expensed as incurred and were $33,566, $35,432 and $25,336 in fiscal years 2008, 2007 and 2006, respectively.

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options computed using the treasury stock method, as well as nonvested (restricted) stock and deferred stock-based compensation. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive.

Notes to Consolidated Financial Statements — *(Continued)*

Cash and cash equivalents — Highly liquid instruments with maturities of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost.

Marketable securities — Marketable securities consist primarily of short-term notes with maturities greater than 90 days at date of purchase, and all contractual maturities were within one year or could be callable within one year.

Our marketable securities are classified as available for sale and are recorded at quoted market prices that approximate cost.

Allowance for doubtful accounts — An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for 27 percent of consolidated inventories at October 31, 2008, and 28 percent at October 31, 2007. The first-in, first-out (FIFO) method is used for all other inventories. Consolidated inventories would have been $7,728 and $7,582 higher than reported at October 31, 2008 and October 31, 2007, respectively, had the FIFO method, which approximates current cost, been used for valuation of all inventories.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over shorter of the lease term or their useful lives. Useful lives are as follows:

Land improvements	15-25 years
Buildings	20-40 years
Machinery and equipment	3-12 years
Enterprise management systems	5-10 years

Costs associated with the development and installation of internal use software are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. Interest costs on significant capital projects are capitalized. No interest was capitalized in fiscal years 2008, 2007 or 2006.

Goodwill and intangible assets — Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The majority of goodwill relates to and is assigned directly to specific reporting units. Goodwill and indefinite-lived intangible assets consisting of trademarks and trade names are not amortized but are subject to annual impairment testing at the reporting unit level. Testing is done more frequently if an event occurs or circumstances change that would indicate the fair value of a reporting unit or other indefinite lived intangible assets is less than the carrying amount of those assets.

Other amortizable intangible assets, which consist primarily of patent costs, customer relationships, noncompete agreements and core/developed technology, are amortized over their useful lives. The useful lives for each major category of amortizable intangible assets are:

Patent costs	7-19 years
Customer relationships	5-15 years
Noncompete agreements	4-16 years
Core/developed technology	15 years

Environmental remediation costs — Losses associated with environmental remediation obligations are accrued when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs for future expenditures for environmental remediation obligations are not discounted to their present value.

Foreign currency translation — The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Premiums and discounts on forward contracts are amortized over the lives of the contracts. Gains and losses from foreign currency transactions, which hedge a net investment in a foreign subsidiary and from intercompany foreign currency transactions of a long-term investment nature, are included in accumulated other comprehensive income (loss).

Comprehensive income — Accumulated other comprehensive income (loss) at October 31, 2008 and 2007, consisted of:

	2008	2007
Translation adjustments	**$ 599**	$ 42,264
Pension and postretirement benefit plan adjustments	**(41,394)**	(16,972)
Effect of adopting FAS 158, net of tax	**—**	(17,092)
	$(40,795)	$ 8,200

Warranties — Warranties are offered to customers depending on the specific product and terms of the customer purchase agreement. Most of the product warranties are customer specific. A typical warranty program requires us to repair or replace defective products within a specified time period (generally one year) from the date of delivery or first use. The estimate for future warranty-related costs is calculated based on actual historical return rates. Based on analysis of return rates and other factors, warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is a reconciliation of the product warranty liability for fiscal years 2008 and 2007:

	2008	2007
Balance at beginning of year	**$ 5,857**	$ 4,917
Warranties assumed from acquisitions	**—**	603
Accruals for warranties	**6,070**	5,702
Warranty payments	**(6,048)**	(5,845)
Currency adjustments	**(543)**	480
Balance at end of year	**$ 5,336**	$ 5,857

Presentation — Certain amounts for fiscal years 2007 and 2006 have been reclassified to conform to fiscal year 2008 presentation.

Note 2 — Recently issued accounting standards

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements. FIN 48 also provides guidance on financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. As discussed in Note 5, Nordson adopted FIN 48 as of November 1, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). This Statement provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), which permits a one-year deferral of the application of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FAS 157 is effective for Nordson as of November 1, 2008. The adoption will not have a material effect on our results of operations or financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" (FAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. We will not elect the fair value measurement option for any of our existing financial instruments other than those that are already being measured at fair value. As such, the adoption of FAS 159 on November 1, 2008 will not have an impact on our results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (FAS 141(R)). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. Nordson must adopt FAS 141(R) for all business combinations subsequent to November 1, 2009. The impact of adoption will depend on the nature and significance of any future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (FAS 160). This Statement amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Nordson must adopt FAS 160 in fiscal year 2010 and has not yet determined the impact of adoption on its results of operations or financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (FAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. FAS 161 applies to all derivative instruments within the scope of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to FAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. Nordson must adopt FAS 161, on a prospective basis, beginning in the second quarter of fiscal year 2009, with early application permitted. We are currently evaluating the disclosure implications of this statement.

Note 3 — Discontinued Operations

On October 13, 2006, Nordson entered into an agreement to sell the Fiber Systems Group to Saurer Inc. for $5,966. The Fiber Systems Group was acquired in 1998 as part of the acquisition of J&M Laboratories as a means of expanding the Adhesive Dispensing Systems segment. However, due to the changing competitive environment, the Fiber Systems Group did not meet Nordson's financial performance objectives. The sale enabled Nordson to concentrate activities on better performing or faster growing businesses. Proceeds of $5,411 were received on the closing date, with the remaining $555 to be paid over an 18-month period following the closing date. Settlement of a dispute related to the collectibility of letters of credit during fiscal year 2008 resulted in receipt of $295 of the remaining $555. In accordance with FASB Statement of Accounting Standards No. 144, the results of this business have been classified as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of this business have been segregated in the Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

Sales	$ 5,919
Loss from discontinued operations before income taxes	$(14,428)
Income tax benefit	(4,546)
Net loss from discontinued operations before gain on disposal	(9,882)
Gain on disposal of discontinued operations, including tax benefit of $1,872	2,813
	$ (7,069)

Operating results of the Fiber Systems Group for fiscal year 2006 prior to its sale are as follows:

Included in the fiscal year 2006 loss from discontinued operations is severance expense of $699 related to 27 employees of the Fiber Systems Group that were not hired by Saurer Inc. Cash disbursements were made during fiscal year 2007. Also, included in the fiscal year 2006 loss from discontinued operations is the recognition of an impairment of an intangible asset of $2,630.

Included in the gain on disposal of discontinued operations above is a $107 write-off of goodwill, which was based on the relative fair value of the disposed group. There was no goodwill impairment impact resulting from the sale of the Fiber Systems Group. The net tax benefit of $1,872 on disposal is the result of $2,867 tax expense on one-time gains resulting from the disposal, offset by $4,739 tax benefit resulting from an excess of tax basis over book basis in Fiber Systems Group assets.

Note 4 — Retirement, pension and other postretirement plans

Retirement plans — Nordson has funded contributory retirement plans covering certain employees. Our contributions are primarily determined by the terms of the plans, subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. We also sponsor unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately five years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for fiscal years 2008, 2007 and 2006 was approximately $9,311, $7,753 and $5,857, respectively.

Pension and other postretirement plans — Effective October 31, 2007, we adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158). This Statement requires employers to recognize the overfunded or underfunded status of defined benefit post-retirement plans in their balance sheets. The over- or under-funded status is measured as the difference between the fair value of plan assets and the benefit obligation of the plans (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). Changes in the funded status of the plans are recognized in the year in which the change occurs through accumulated other comprehensive income. Under FAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under FAS 87, Employers' Accounting for Pensions and FAS 106, Employers Accounting for Postretirement Benefits Other Than Pensions, that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects.

FAS 158 also requires plan assets and obligations to be measured as of the employer's balance sheet date. Nordson already measures the plan assets and obligations as of the fiscal year-end date. As a result, this provision did not have an effect on the consolidated financial statements.

Pension plans — Nordson has various pension plans covering a portion of its U.S. and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. Actuarially determined amounts are contributed to U.S. plans to provide sufficient assets to meet future benefit payment requirements. We also sponsor an unfunded supplemental pension plan for certain employees. International subsidiaries fund their pension plans according to local requirements.

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for these plans is as follows:

	U.S.		International	
	2008	2007	2008	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	**$172,144**	$165,927	**$ 58,618**	$ 44,811
Service cost	**5,389**	5,273	**2,099**	1,961
Interest cost	**10,605**	9,964	**2,895**	2,519
Participant contributions	**—**	—	**213**	224
Plan amendments	**829**	—	**—**	—
Special termination benefits	**—**	—	**—**	46
Acquisitions	**—**	1,629	**—**	7,441
Addition of plan	**—**	—	**—**	3,541
Foreign currency exchange rate change	**—**	—	**(6,328)**	4,791
Actuarial gain	**(29,083)**	(5,772)	**(9,943)**	(3,755)
Benefits paid	**(6,878)**	(4,877)	**(2,859)**	(2,961)
Benefit obligation at end of year	**$153,006**	$172,144	**$ 44,695**	$ 58,618
Change in plan assets:				
Beginning fair value of plan assets	**$138,650**	$118,632	**$ 30,372**	$ 17,799
Actual return on plan assets	**(41,332)**	15,435	**236**	1,579
Company contributions	**14,350**	8,333	**2,402**	2,431
Addition of plan	**—**	—	**—**	3,235
Participant contributions	**—**	—	**213**	224
Acquisitions	**—**	1,127	**—**	5,855
Foreign currency exchange rate change	**—**	—	**(5,774)**	2,210
Benefits paid	**(6,878)**	(4,877)	**(2,859)**	(2,961)
Ending fair value of plan assets	**$104,790**	$138,650	**$ 24,590**	$ 30,372
Funded status at end of year	**$ (48,216)**	$ (33,494)	**$(20,105)**	$(28,246)
Amounts recognized in financial statements:				
Noncurrent asset	**$ 8**	$ 132	**$ 1,225**	$ 407
Accrued benefit liability	**(809)**	(1,880)	**(1,882)**	(637)
Pension and retirement obligations	**(47,415)**	(31,746)	**(19,448)**	(28,016)
Total amount recognized in financial statements	**$ (48,216)**	$ (33,494)	**$(20,105)**	$(28,246)

	U.S. 2008	U.S. 2007	International 2008	International 2007
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$59,617**	$37,742	**$(879)**	$7,059
Prior service cost	**3,235**	3,038	**110**	182
Accumulated other comprehensive (gain) loss	**$62,852**	$40,780	**$(769)**	$7,241
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 497**	$ 1,979	**$ (26)**	$ 228
Amortization of prior service cost	**1,209**	543	**47**	54
Total	**$ 1,706**	$ 2,522	**$ 21**	$ 282

The following table summarizes the changes in accumulated other comprehensive income (loss) under FAS 158:

	U.S. 2008	U.S. 2007	International 2008	International 2007
Balance at beginning of year	**$ 40,780**	$ 42,457	**$ 7,241**	$ 2,490
Net (gain) loss arising during the year	**23,892**	—	**(8,518)**	—
Prior service cost arising during the year	**829**	—	**—**	—
Prior service cost recognized during the year	**(633)**	—	**(55)**	—
Net loss recognized during the year	**(2,016)**	—	**(233)**	—
Increase due to adoption of FAS 158	**—**	12,504	**—**	6,862
Decrease prior to adoption of FAS 158	**—**	(14,181)	**—**	(2,111)
Exchange rate gain recognized during the year	**—**	—	**796**	—
Balance at end of year	**$ 62,852**	$ 40,780	**$ (769)**	$ 7,241

Information about the accumulated benefit obligation is as follows:

	U.S. 2008	U.S. 2007	International 2008	International 2007
For all plans:				
Accumulated benefit obligation	**$146,621**	$162,702	**$35,406**	$47,284
For plans with benefit obligations in excess of plan assets:				
Projected benefit obligation	**151,648**	170,465	**24,143**	53,171
Accumulated benefit obligation	**145,263**	161,023	**20,654**	44,983
Fair value of plan assets	**103,424**	136,839	**5,990**	27,647

Net pension benefit costs include the following components:

	U.S.			International		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 5,389**	$ 5,273	$ 5,543	**$ 2,099**	$ 1,961	$1,890
Interest cost	**10,605**	9,964	9,294	**2,895**	2,519	1,902
Expected return on plan assets	**(11,642)**	(10,163)	(8,941)	**(1,470)**	(1,361)	(960)
Amortization of prior service cost	**633**	544	508	**55**	50	46
Special termination benefits	**—**	—	—	**—**	46	—
Amortization of net actuarial loss	**2,016**	3,019	3,742	**233**	424	556
Total benefit cost	**$ 7,001**	$ 8,637	$10,146	**$ 3,812**	$ 3,639	$3,434

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	U.S.			International		
	2008	2007	2006	**2008**	2007	2006
Discount rate	**8.00%**	6.25%	6.00%	**5.87%**	5.00%	4.28%
Expected return on plan assets	**8.48**	8.48	8.50	**5.04**	4.99	5.41
Rate of compensation increase	**3.30**	3.30	3.30	**3.45**	3.36	3.13

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

In determining the expected return on plan assets, Nordson considers both historical performance and an estimate of future long-term rates of return on assets similar to those in its plans. Nordson consults with and considers the opinions of financial and other professionals in developing appropriate return assumptions.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	U.S.		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal 2008	$ (2,195)	$ 2,585	$ (290)	$ 295
Effect on pension obligation as of October 31, 2008	$(16,663)	$20,153	$(6,162)	$ 7,805
Expected return on assets:				
Effect on total service and interest cost components in fiscal 2008	$ (1,371)	$ 1,371	$ (287)	$ 285
Effect on pension obligation as of October 31, 2008	—	—	—	—
Compensation increase:				
Effect on total service and interest cost components in fiscal 2008	$ 2,015	$ (1,640)	$ 516	$ (53)
Effect on pension obligation as of October 31, 2008	$ 7,759	$ (6,459)	$ 3,498	$(3,046)

The allocation of pension plan assets as of October 31, 2008 and 2007, is as follows:

	U.S.		International	
	2008	2007	2008	2007
Asset Category				
Equity securities	**70%**	71%	**18%**	17%
Debt securities	**28**	27	**11**	10
Real estate	—	—	**5**	4
Insurance contracts	—	—	**63**	66
Other	**2**	2	**3**	3
Total	**100%**	100%	**100%**	100%

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required plan contributions.

U.S. plans comprise 81 percent of the worldwide pension assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The target allocation is 50 to 70 percent equity securities and 30 to 50 percent debt securities. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

International plans comprise 19 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. Our investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.

At October 31, 2008 and 2007, the pension plans did not have any investment in Nordson's Common Shares.

Contributions to pension plans in fiscal year 2009 are estimated to be approximately $4,000.

Retiree pension benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Fiscal Year	U.S.	International
2009	$ 7,222	$ 2,838
2010	7,448	1,390
2011	7,767	1,441
2012	10,268	2,032
2013	10,118	1,782
2014-2018	62,663	11,684
Total	$105,486	$21,167

Other postretirement plans — Nordson has an unfunded postretirement benefit plan covering most of its U.S. employees. Employees hired after January 1, 2002, are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions in the form of premiums adjusted annually, and contains other cost-sharing features, such as deductibles and coinsurance. We also sponsor an unfunded, non-contributory postretirement benefit plan that provides medical and life insurance benefits for certain international employees. A measurement date of October 31 is used for all postretirement plans.

Notes to Consolidated Financial Statements — *(Continued)*

A reconciliation of the benefit obligations, accrued benefit cost and the amount recognized in financial statements for these plans is as follows:

	U.S.		International	
	2008	2007	2008	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 40,743	$ 45,209	$ 837	$ 732
Service cost	937	1,127	46	46
Interest cost	2,324	2,420	43	42
Participant contributions	818	799	—	—
Amendment	—	(830)	—	—
Foreign currency exchange rate change	—	—	(139)	133
Actuarial (gain) loss	(5,967)	(5,882)	(369)	(113)
Benefits paid	(2,249)	(2,100)	(2)	(3)
Benefit obligation at end of year	$ 36,606	$ 40,743	$ 416	$ 837
Change in plan assets:				
Beginning fair value of plan assets	$ —	$ —	$ —	$ —
Company contributions	1,431	1,301	2	3
Participant contributions	818	799	—	—
Benefits paid	(2,249)	(2,100)	(2)	(3)
Ending fair value of plan assets	$ —	$ —	$ —	$ —
Funded status at end of year	$(36,606)	$(40,743)	$(416)	$(837)
Amounts recognized in financial statements:				
Accrued benefit liability	$ (1,594)	$ (1,797)	$ (2)	$ (2)
Postretirement obligations	(35,012)	(38,946)	(414)	(835)
Total amount recognized in financial statements	$(36,606)	$(40,743)	$(416)	$(837)

The Amendment noted in the preceding table relates to a change in health care plan options for future pre-65 retirees.

	U.S.		International	
	2008	2007	2008	2007
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	$10,105	$16,900	$(216)	$128
Prior service cost	(3,084)	(3,915)	—	—
Accumulated other comprehensive (gain) loss	$ 7,021	$12,985	$(216)	$128
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	$ 508	$ 998	$ (10)	$ 3
Amortization of prior service cost	(830)	(830)	—	—
Total	$ (322)	$ 168	$ (10)	$ 3

The following table summarizes the changes in accumulated other comprehensive income (loss) under FAS 158:

	U.S.		International	
	2008	2007	2008	2007
Balance at beginning of year	$12,985	$ —	$ 128	$ —
Net gain arising during the year	(5,967)	—	(369)	—
Prior service cost recognized during the year	830	—	—	—
Net loss recognized during the year	(827)	—	(2)	—
Increase due to adoption of FAS 158	—	12,985	—	128
Exchange rate gain recognized during the year	—	—	27	—
Balance at end of year	$ 7,021	$12,985	$(216)	$128

Net postretirement benefit costs include the following components:

	U.S.			International		
	2008	2007	2006	2008	2007	2006
Service cost	$ 937	$1,127	$1,039	$46	$46	$40
Interest cost	2,324	2,420	2,216	43	42	35
Amortization of prior service cost	(830)	(725)	(725)	—	—	—
Amortization of net actuarial loss	827	1,188	1,288	2	9	7
Total benefit cost	$3,258	$4,010	$3,818	$91	$97	$82

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	U.S.			International		
	2008	2007	2006	2008	2007	2006
Discount rate	8.00%	6.25%	6.00%	7.70%	5.25%	5.25
Health care cost trend rate	9.00	9.00	10.00	8.50	9.20	6.37
Rate to which health care cost trend rate is assumed to decline (ultimate trend rate)	4.50	5.00	5.00	4.80	4.80	4.50
Year the rate reaches the ultimate trend rate	2015	2011	2011	2013	2013	2015

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and the assumed health care cost trend rate would have the following effects:

	U.S.		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal 2008	$ (327)	$ 384	$ (13)	$ 15
Effect on postretirement obligation as of October 31, 2008	$(3,631)	$ 4,371	$ (78)	$102
Health care trend rate:				
Effect on total service and interest cost components in fiscal 2008	$ 548	$ (443)	$ 25	$ (19)
Effect on postretirement obligation as of October 31, 2008	$ 4,454	$(3,745)	$105	$ (81)

Contributions to postretirement plans in fiscal year 2009 are estimated to be approximately $2,000.

Retiree postretirement benefit payments are anticipated to be paid as follows:

	U.S.		
Fiscal Year	**With Medicare Part D Subsidy**	**Without Medicare Part D Subsidy**	**International**
2009	$ 1,594	$ 1,842	$ 1
2010	2,685	2,987	1
2011	2,785	3,130	2
2012	2,749	3,152	2
2013	2,751	3,213	2
2014-2018	15,457	18,639	98
Total	$28,021	$32,963	$106

Note 5 — Income taxes

Income tax expense from continuing operations includes the following:

	2008	2007	2006
Current:			
U.S. federal	**$25,528**	$23,832	$22,112
State and local	**960**	375	991
Foreign	**28,441**	20,406	16,616
Total current	**54,929**	44,613	39,719
Deferred:			
U.S. federal	**6,392**	418	(793)
State and local	**1,269**	1,811	566
Foreign	**(306)**	(1,812)	(725)
Total deferred	**7,355**	417	(952)
	$62,284	$45,030	$38,767

Foreign income tax expense includes a benefit related to the utilization of loss carryforwards of $376, $451 and $1,126 in fiscal years 2008, 2007 and 2006, respectively. The fiscal year 2007 expense amount includes a benefit of $900 related to settlement of tax issues from prior years.

On November 1, 2007 we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), an interpretation of FASB Statement No. 109. The cumulative effects of adopting FIN 48 have been recorded as a decrease of $200, net of tax, in the November 1, 2007 balance of retained earnings. The total unrecognized tax benefits at the time of adoption were $5,188, of which $4,704 would impact the effective tax rate, if recognized. At October 31, 2008 the total unrecognized tax benefits were $7,685, of which $7,201 would impact the effective tax rate, if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

Balance at November 1, 2007	**$5,188**
Additions based on tax provisions related to the current year	**1,016**
Additions for tax positions of prior years	**2,366**
Reductions for tax positions of prior years	**(885)**
Settlements	—
Lapse of Statute of limitations	—
Balance at October 31, 2008	**$7,685**

At October 31, 2008, we have accrued interest expense related to unrecognized tax benefits of $641, of which $318 was recognized as the cumulative effect at the time of adoption, as noted above. The remaining $323 was recognized as interest expense during fiscal year 2008. Nordson includes interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as other income (expense).

Nordson and its subsidiaries are subject to U.S. Federal income tax as well as income taxes in numerous state and foreign jurisdictions. We are currently under audit in the U.S. by the Internal Revenue Service ("IRS") for the fiscal 2005 and 2006 tax years; tax years prior to fiscal 2005 are no longer subject to IRS examination. Generally, major state and foreign jurisdiction tax years remain open to examination for tax years after fiscal 2003. Nordson does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

The reconciliation of the U.S. statutory federal income tax rate to the worldwide-consolidated effective tax rate follows:

	2008	2007	2006
Statutory federal income tax rate	**35.00%**	35.00%	35.00%
Extraterritorial income exclusion	—	(0.48)	(2.46)
Domestic Production Deduction	**(0.97)**	(0.59)	(0.51)
Foreign tax rate variances, net of foreign tax credits	**(1.57)**	0.81	(1.70)
State and local taxes, net of federal income tax benefit	**0.83**	1.08	0.72
Amounts related to prior years	**0.85**	(1.66)	(2.99)
Other — net	**0.50**	(0.98)	0.35
Effective tax rate	**34.64%**	33.18%	28.41%

Included in foreign tax rate variances, net of foreign tax credits for fiscal year 2006 are benefits of $1,010 related to foreign tax credit carryforwards that were utilized. These carryforwards were previously offset with a valuation allowance, as we were uncertain they would be utilized before expiration. The extraterritorial income exclusion allows a portion of certain income from export sales of goods manufactured in the United States to be excluded from taxable income. The extraterritorial income exclusion was repealed after December 31, 2006 by the American Jobs Creation Act of 2004 (the "AJCA"). The Domestic Production Deduction, enacted by the AJCA, is effective for Nordson in fiscal year 2006 and allows a deduction with respect to income from certain U.S. manufacturing activities.

In December 2006, Congress passed and the President signed the Tax Relief and Health Care Act, which provided retroactive reinstatement of a research credit. The fiscal year 2007 impact on Nordson from this Act was an additional tax benefit of $500, of which $300 was recorded in the first quarter and the balance recorded in the third quarter, in accordance with FAS No. 109.

The Joint Committee on Taxation approved an income tax refund of approximately $3,100 during fiscal year 2006. This item was treated as a discrete event in fiscal year 2006 and is included in amounts related to prior years in the table above.

In October 2008, Congress passed and the President signed the Tax Extenders and AMT Relief Act of 2008, which provided retroactive reinstatement of a research credit. The fiscal year 2008 impact on Nordson from this Act was an additional tax benefit of $800, all of which was recorded in the fourth quarter.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $91,372, $52,125 and $45,211 in fiscal years 2008, 2007 and 2006, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $232,945 and $159,041 at October 31, 2008 and 2007, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset U.S. taxes due upon the distribution.

Significant components of deferred tax assets and liabilities are as follows:

	2008	2007
Deferred tax assets:		
Sales to international subsidiaries and related consolidation adjustments	**$ 7,556**	$ 7,867
Employee benefits	**55,938**	58,948
Other accruals not currently deductible for taxes	**13,006**	10,835
Tax credit and loss carryforwards	**4,488**	5,508
Inventory adjustments	**3,370**	3,526
Translation of foreign currency accounts	**988**	—
Other — net	**311**	9
Total deferred tax assets	**85,657**	86,693
Valuation allowance	**(4,549)**	(5,462)
Total deferred tax assets	**81,108**	81,231
Deferred tax liabilities:		
Depreciation	**60,054**	57,682
Translation of foreign currency accounts	**—**	151
Other — net	**849**	1,469
Total deferred tax liabilities	**60,903**	59,302
Net deferred tax assets	**$20,205**	$21,929

At October 31, 2008, Nordson had $564 of tax credit carryforwards that will expire in fiscal years 2009 through 2017. At October 31, 2008, Nordson had $2,913 Federal, $48,260 state and $3,511 foreign operating loss carryforwards, of which $51,624 will expire in fiscal years 2009 through 2028, and $3,060 of which has an indefinite carryforward period. The net change in the valuation allowance was a decrease of $913 in fiscal year 2008 and an increase of $1,326 in fiscal year 2007. The valuation allowance of $4,549 at October 31, 2008, relates primarily to tax credits and loss carryforwards that may expire before being realized. At October 31, 2008 the valuation allowance includes $523 relating to loss carryforwards recorded in purchase accounting. Under current accounting rules, a reversal of a valuation allowance that was recorded in purchase accounting reduces goodwill. In fiscal year 2008, a reversal of approximately $643 of valuation allowance was recorded to goodwill.

Note 6 — Incentive compensation plans

Nordson has two incentive compensation plans for executive officers. The Compensation Committee of the board of directors, composed of independent directors, approves participants in the plans and payments under the plans.

Annual payouts under the management incentive compensation plan are based upon corporate and individual performance and are calculated as a percentage of base salary for each executive officer. Compensation expense attributable to this plan was $4,472, $3,621 and $4,711 in fiscal years 2008, 2007 and 2006, respectively.

Under the long-term incentive compensation plan, executive officers receive cash or stock payouts based solely on corporate performance measures over three-year performance periods. Payouts vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless Nordson achieves certain pre-determined performance objectives. The Committee may, however, choose to modify measures, change payment levels or otherwise exercise discretion to reflect the external economic environment and individual or Company performance. Compensation expense attributable to this plan was $4,029, $4,140 and $5,238 in fiscal years 2008, 2007 and 2006, respectively.

Note 7 — Details of balance sheet

	2008	2007
Receivables:		
Accounts	$ 212,202	$ 215,478
Notes	9,487	9,582
Other	6,191	9,235
	227,880	234,295
Allowance for doubtful accounts	(3,067)	(4,302)
	$ 224,813	$ 229,993
Inventories:		
Finished goods	$ 69,731	$ 71,897
Work-in-process	13,853	14,874
Raw materials and finished parts	55,311	52,826
	138,895	139,597
Obsolescence and other reserves	(13,133)	(12,365)
LIFO reserve	(7,728)	(7,582)
	$ 118,034	$ 119,650
Property, plant and equipment:		
Land	$ 8,023	$ 8,482
Land improvements	2,993	3,018
Buildings	106,145	107,394
Machinery and equipment	195,298	205,869
Enterprise management system	35,811	33,727
Construction-in-progress	15,340	6,737
Leased property under capitalized leases	19,800	21,751
	383,410	386,978
Accumulated depreciation and amortization	(249,567)	(254,041)
	$ 133,843	$ 132,937
Accrued liabilities:		
Salaries and other compensation	$ 39,628	$ 46,340
Pension and retirement	3,244	3,566
Taxes other than income taxes	7,806	8,028
Other	45,795	45,061
	$ 96,473	$ 102,995

Note 8 — Leases

Nordson has lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $12,353, $10,815 and $9,299 in fiscal years 2008, 2007 and 2006, respectively.

Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2008	2007
Transportation equipment	**$16,150**	$17,378
Other	**3,650**	4,373
Total capitalized leases	**19,800**	21,751
Accumulated amortization	**(9,108)**	(9,408)
Net capitalized leases	**$10,692**	$12,343

At October 31, 2008, future minimum lease payments under noncancelable capitalized and operating leases are as follows:

	Capitalized	Operating
Fiscal year ending:		
2009	$ 5,976	$ 9,197
2010	4,044	6,828
2011	1,742	4,620
2012	403	2,449
2013	251	1,699
Later years	2,250	9,741
Total minimum lease payments	14,666	$34,534
Less amount representing executory costs	2,390	
Net minimum lease payments	12,276	
Less amount representing interest	1,584	
Present value of net minimum lease payments	10,692	
Less current portion	4,594	
Long-term obligations at October 31, 2008	$ 6,098	

Note 9 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2008	2007
Available bank lines of credit:		
Domestic banks	**$450,000**	$445,000
Foreign banks	**62,470**	70,393
Total	**$512,470**	$515,393
Outstanding notes payable:		
Domestic bank debt	**$200,000**	$280,000
Foreign bank debt	**12,061**	19,809
Total	**$212,061**	$299,809
Weighted-average interest rate on notes payable	**3.7%**	5.3%
Unused bank lines of credit	**$300,409**	$215,584

Included in the domestic available amount above is a $400,000 revolving credit agreement with a group of banks that expires in 2012. Payment of quarterly commitment fees is required. Other lines of credit obtained by Nordson can generally be withdrawn at the option of the banks and do not require material compensating balances or commitment fees.

Note 10 — Long-term debt

A summary of long-term debt is as follows:

	2008	2007
Senior notes, due 2005-2011	**$ 22,840**	$ 47,130
Senior notes, due 2013	**50,000**	—
	72,840	47,130
Less current maturities	**4,290**	24,290
Long-term maturities	**$ 68,550**	$ 22,840

Senior notes, due 2005-2011 — These fixed rate notes, with a group of insurance companies had an original weighted-average life of 6.5 years at the time of issuance in 2001. The weighted-average interest rate at October 31, 2008 was 7.29 percent.

Senior note, due 2013 — This note is payable in one installment and has a fixed interest rate of 4.98 percent.

Annual maturities — The annual maturities of long-term debt for the five fiscal years subsequent to October 31, 2008, are as follows: $4,290 in 2009; $4,290 in 2010; $14,260 in 2011, $0 in 2012 and $50,000 in 2013.

Note 11 — Financial instruments

Nordson enters into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are marked to market each accounting period, and the resulting gains or losses are included in other income (expense) in the Consolidated Statement of Income. A loss of $2,033 was recognized from changes in fair value of these contracts in fiscal year 2008. A gain of $862 was recognized from changes in fair value of these contracts in fiscal year 2007, and a gain of $2,524 was recognized from changes in fair value of these contracts in fiscal year 2006.

At October 31, 2008, we had outstanding forward exchange contracts that mature at various dates through January 2009. The following table summarizes, by currency, forward exchange contracts:

	Sell		Buy	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
October 31, 2008 contract amounts:				
Euro	**$ 8,236**	**$ 7,701**	**$124,764**	**$123,846**
British pound	**429**	**402**	**12,557**	**12,491**
Japanese yen	**6,338**	**6,598**	**13,786**	**13,765**
Others	**4,173**	**3,911**	**18,308**	**18,615**
Total	**$19,176**	**$18,612**	**$169,415**	**$168,717**
October 31, 2007 contract amounts:				
Euro	$ 7,045	$ 7,243	$ 84,371	$ 86,057
British pound	4,075	4,173	12,684	12,987
Japanese yen	5,116	5,071	10,763	10,599
Others	3,398	3,536	15,025	15,488
Total	$19,634	$20,023	$122,843	$125,131

We also use foreign denominated fixed-rate debt and intercompany foreign currency transactions of a long-term investment nature to hedge the value of investment in wholly owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For fiscal years 2008 and 2007, a net loss of $4,840 and a net gain of $1,718, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

Nordson is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. These financial instruments include cash deposits and forward exchange contracts. We do, however, periodically monitor the credit ratings of these counterparties in order to minimize our exposure. Our customers represent a wide variety of industries and geographic regions. As of October 31, 2008, there were no significant concentrations of credit risk. We do not use financial instruments for trading or speculative purposes.

The carrying amounts and fair values of financial instruments, other than receivables and accounts payable, are as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 11,755**	**$ 11,755**	$ 31,136	$ 31,136
Marketable securities	**5**	**5**	9	9
Notes Payable	**(212,061)**	**(212,061)**	(299,809)	(299,809)
Long-term debt	**(72,840)**	**(70,757)**	(47,130)	(49,350)
Forward exchange contracts	**(134)**	**(134)**	1,899	1,899

Nordson used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Marketable securities are valued at quoted market prices.
- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions.
- Forward exchange contracts are estimated using quoted exchange rates of comparable contracts.

Note 12 — Capital shares

Preferred — Nordson has authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in fiscal years 2008, 2007 or 2006.

Common — Nordson has 80,000 authorized Common Shares without par value. In March 1992, the shareholders adopted an amendment to the articles of incorporation, which, when filed with the Secretary of State for the State of Ohio, would increase the number of authorized Common Shares to 160,000. At October 31, 2008 and 2007, there were 49,011 Common Shares issued. At October 31, 2008 and 2007, the number of outstanding Common Shares, net of treasury shares, was 33,708 and 33,710, respectively.

Note 13 — Stock-based compensation

Nordson's amended and restated 2004 long-term performance plan, approved by shareholders in 2008, provides for the granting of stock options, stock appreciation rights, nonvested (restricted) stock, stock purchase rights, stock equivalent units, restricted stock units, cash awards and other stock- or performance-based incentives. The number of Common Shares available for grant is 2.5 percent of the number of Common Shares outstanding as of the first day of each fiscal year. At the end of fiscal year 2008, there were 843 shares available for grant in fiscal year 2009.

Stock options — Nonqualified or incentive stock options may be granted to Nordson employees and directors. Generally, options granted to employees may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year for executive officers and 20 percent per year for other employees and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control. Option exercises are satisfied through the issuance of treasury shares on a first-in first-out basis. Nordson recognized compensation expense of $3,066, $3,259 and $3,675 for fiscal years 2008, 2007 and 2006, respectively.

Following is a summary of stock options for fiscal year 2008:

	Number of Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted-Average Remaining Term
Outstanding at October 31, 2007	2,248	$31.54		
Granted	**243**	**$52.92**		
Exercised	**(785)**	**$26.54**		
Forfeited or expired	**(61)**	**$40.55**		
Outstanding at October 31, 2008	**1,645**	**$36.75**	**$7,427**	**5.9 years**
Vested at October 31, 2008 or expected to vest	**1,608**	**$36.50**	**$7,417**	**5.9 years**
Exercisable at October 31, 2008	**996**	**$30.59**	**$7,184**	**4.6 years**

Summarized information on currently outstanding options follows:

	Range of Exercise Price			
	$20 — $25	$26 — $30	$31 — $39	$40 — $56
Number outstanding	207	500	469	469
Weighted-average remaining contractual life, in years	2.7	4.2	6.6	8.6
Weighted-average exercise price	$23.17	$27.78	$38.02	$51.05
Number exercisable	207	474	266	49
Weighted-average exercise price	$23.17	$27.79	$37.92	$49.24

As of October 31, 2008, there was $5,849 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be amortized over a weighted average period of approximately 1.8 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007
Expected volatility	**.261-.336**	.280-.285
Expected dividend yield	**1.41-1.46%**	1.48-1.64%
Risk-free interest rate	**2.89-3.62%**	4.44-4.67%
Expected life of the option (in years)	**5.3-6.1**	5.5-7.8

The weighted-average expected volatility and weighted-average expected dividend yield used to value the fiscal year 2008 options were .262 and 1.41 percent, respectively. The weighted-average expected volatility and weighted-average expected dividend yield used to value the fiscal year 2007 options were .283 and 1.60 percent, respectively.

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield and the expected lives of the options. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

The weighted average grant date fair value of stock options granted during fiscal years 2008, 2007 and 2006 was $14.10, $15.83 and $11.81, respectively. The total intrinsic value of options exercised during fiscal years 2008, 2007 and 2006 was $30,589, $13,892 and $22,930, respectively.

Cash received from the exercise of stock options for fiscal years 2008, 2007 and 2006 was $16,135, $9,264 and $21,535, respectively. The tax benefit realized from tax deductions from exercises for fiscal years 2008, 2007 and 2006 was $9,002, $4,269 and $9,074, respectively.

Stock appreciation rights — Nordson may grant stock appreciation rights to employees. A stock appreciation right provides for a payment equal to the excess of the fair market value of a common share when the right is exercised over its value when the right was granted. There were no stock appreciation rights outstanding during fiscal years 2008, 2007 and 2006.

Nonvested (restricted) stock — Nordson may grant nonvested (restricted) stock to employees and directors. These shares may not be disposed of for a designated period of time (generally six months to five years) defined at the date of grant. For employee recipients, shares are forfeited on a pro-rata basis in the event employment is terminated as a consequence of the employee recipient's retirement, disability or death prior to the lapse of any restrictions. Termination for any other reason prior to the lapse of any restrictions results in forfeiture of the shares. For non-employee directors, restrictions lapse upon the retirement, disability or death of the non-employee director. Termination of service as a director for any other reason prior to the lapse of any restrictions results in a pro-rata forfeiture of shares.

As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the restriction period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value. Upon adoption of FAS 123 (R) at the beginning of fiscal year 2006, the unamortized balance of the deferred stock-based compensation was reclassified to capital in excess of stated value.

The following table summarizes fiscal year 2008 activity related to nonvested stock:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at October 31, 2007	115	$35.60
Granted	8	$52.92
Vested	(64)	$31.96
Forfeited	(7)	$37.14
Nonvested at October 31, 2008	52	$42.79

As of October 31, 2008, there was $407 of unrecognized compensation cost related to nonvested stock. The cost is expected to be amortized over a weighted average period of 1.2 years. The amount charged to expense related to nonvested stock was $886, $1,403 and $1,625 in fiscal years 2008, 2007 and 2006, respectively.

Employee stock purchase rights — Nordson may grant stock purchase rights to employees. These rights permit eligible employees to purchase a limited number of Common Shares at a discount from fair market value. No stock purchase rights were outstanding during fiscal years 2008, 2007 and 2006.

Deferred directors compensation — Non-employee directors may defer all or part of their compensation until retirement. Compensation may be deferred as cash or as stock equivalent units. Deferred cash amounts are recorded as liabilities. Upon adoption of FAS 123 (R) at the beginning of fiscal year 2006, deferred amounts of $3,471 in stock equivalent units were reclassified from liabilities to capital in excess of stated value. Additional stock equivalent units are earned when common stock dividends are declared.

Notes to Consolidated Financial Statements — *(Continued)*

The following is a summary of the activity related to deferred director compensation during fiscal year 2008:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at October 31, 2007	131	$26.31
Deferrals	4	$51.13
Dividend equivalents	2	$56.04
Distributions	(19)	$20.77
Outstanding at October 31, 2008	118	$28.46

The amount charged to expense related to this plan was $305, $365 and $328 in fiscal years 2008, 2007 and 2006, respectively.

Long-Term Incentive Compensation Plan — Under the long-term incentive compensation plan, executive officers and selected other key employees receive cash or stock awards based solely on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless Nordson exceeds certain threshold performance objectives.

For the fiscal year 2005-2007 performance period, the payout was in cash based upon the share price of Nordson's Common Shares on October 31, 2007. Over the three-year performance period, costs were accrued based upon current performance projections for the three-year period and the percentage of the requisite service that was rendered, along with changes in value of Nordson's Common Shares. The method of estimating accrual amounts was revised upon adoption of FAS 123 (R), however the cumulative effect of the change was not material. The accrual for this performance period continues to be classified as liabilities.

For the fiscal year 2006-2008, the fiscal year 2007-2009 and the fiscal year 2008-2010 performance periods, payouts will be in Common Shares. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the value of Nordson's Common Shares on the date of grant. This value was $50.74 per share for both the executive officer and the selected other employees groups for fiscal year 2008. These values for fiscal year 2007 were $46.74 and $53.77 for the executive officer group and $46.88 per share for the selected other employees. The values for fiscal year 2006 were $37.05 per share for the executive officer group and $36.56 per share for the selected other employees. These performance-based equity grants are recorded in shareholders' equity. Amounts recorded at October 31, 2008 and 2007 were $9,483 and $4,721, respectively. Compensation expense related these performance periods was $4,762 in fiscal year 2008 and $3,131 in fiscal year 2007.

Shares reserved for future issuance — At October 31, 2008, there were 72,700 of Nordson's Common Shares reserved for future issuance through the exercise of outstanding options or rights.

Note 14 — Severance and restructuring costs

In September 2008, Nordson announced an acceleration of its ongoing operating margin improvement activities. This acceleration effort involves a combination of non-workforce related efficiencies and workforce reductions primarily in North America and Europe with targeted annual savings of approximately $30,000 in operating expenses by the end of fiscal year 2010. Major areas of improvement include the streamlining of marketing and sales organizations, optimization of engineering and information technology resources, rationalization of products, and continued integration of recent acquisitions. We also expect to reduce exposure to certain underperforming markets. It is anticipated that non-recurring severance and related costs for implementation of these actions will total approximately $16,000, with $5,561 in charges occurring in 2008 and the remainder occurring in fiscal year 2009. The severance costs have been recorded in the Corporate segment.

In March 2007, Nordson announced that it would close an Adhesive Dispensing Systems segment manufacturing operation located in Talladega, Alabama and move production activities to other Nordson facilities that are closer to supplier locations. Total severance costs were $493 and were recorded over the future service period of April 2007 through March 2008.

In April 2006, Nordson realigned the management of the Adhesive Dispensing Systems segment. These actions better positioned the segment to achieve growth objectives. Total costs attributable to the position eliminations were $429.

In June 2006, Nordson eliminated positions in the Advanced Technology Systems segment in an effort to improve efficiencies in operations serving the curing and drying market. Total costs attributable to the position eliminations were $380.

In October 2005, Nordson began a number of restructuring actions to improve performance and reduce costs in the Industrial Coating and Automotive Systems segment. These actions, which included operational consolidations and personnel reductions, were completed in the fourth quarter of fiscal year 2006. As a result of these actions, resources are more effectively aligned with shifting patterns of global demands, enabling the segment to operate both with lower costs and better capability to serve customers in the faster growing emerging markets. Total restructuring costs were $2,693, of which $875 was recorded in 2005, and the remainder was recorded in fiscal year 2006. Substantially all of the $2,693 of expense was associated with cash expenditures for severance payments to terminated employees.

The following table summarizes activity in the severance and restructuring accruals during fiscal years 2006, 2007 and 2008:

	Operating Margin Improvement Activities-2008 Action	Adhesive Dispensing Systems-2007 Action	Adhesive Dispensing Systems-2006 Action	Advanced Technology Systems-2006 Action	Industrial Coating and Automotive Systems-2005 Action	Total
Accrual balance at October 30, 2005	$ —	$ —	$ —	$ —	$ 871	$ 871
Additions/adjustments to accrual	—	—	429	380	1,818	2,627
Payments	—	—	(398)	(380)	(2,640)	(3,418)
Accrual balance at October 31, 2006	—	—	31	—	49	80
Additions/adjustments to accrual	—	433	(23)	—	(1)	409
Payments	—	(30)	(8)	—	(48)	(86)
Accrual balance at October 31, 2007	—	403	—	—	—	403
Additions/adjustments to accrual	**5,561**	**60**	—	—	—	**5,621**
Payments	**(1,053)**	**(463)**	—	—	—	**(1,516)**
Currency effects	**(25)**	—	—	—	—	**(25)**
Accrual balance at October 31, 2008	**$ 4,483**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 4,483**

Note 15 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at their estimated fair value at the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results of acquisitions are included in the Consolidated Statement of Income from the respective dates of acquisition.

Fiscal Year 2008 Acquisitions

On October 1, 2008 we acquired certain assets of Wachter Paul & Co., Dosier-Klebetechnik, a Swiss distributor of our EFD product line.

On August 1, 2008 we acquired 100 percent of the outstanding shares of MLT Systems Holdings (Pty) Ltd. and its subsidiary, MLT Application Systems (Pty) Ltd. ("MLT") of Cape Town, South Africa. MLT, which employs 15 people, has been the exclusive distributor of our products in South Africa since 1989. The amount of goodwill resulting from the purchase of MLT was $527.

On May 26, 2008, we acquired the remaining 51 percent interest in our South Korea joint venture. Purchase accounting was applied to the acquisition of the remaining interest, with the $2,485 difference between the purchase price and the carrying value of our investment recorded as goodwill. The joint venture was previously consolidated in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The wholly owned subsidiary operates as Nordson Korea.

Dage 2007 Acquisition — Fiscal Year 2007

On December 14, 2006, we acquired 100 percent of the outstanding shares of Dage Holdings, Limited (Dage), a leading manufacturer of testing and inspection equipment used in the semiconductor and printed circuit board industries. Dage, headquartered in the United Kingdom, has enjoyed strong growth as a leader in the niche bond testing and x-ray inspection markets for semiconductor and printed circuit board manufacturing. Demand for Dage products is expected to benefit from more stringent environmental regulations and from consumer electronics product design changes that lead to technologically advanced, smaller scale products. We believe we can enhance Dage's historical revenue and operating profit by leveraging our existing customer relationships and incorporating Dage within the Advanced Technology segment's R&D and distribution activities. The purchase of Dage fits Nordson's strategy of acquiring companies with above-average growth in markets currently served by us, and the purchase price incorporates a premium for specific synergistic and strategic benefits. The fair values of long-lived tangible and intangible assets were based on their appraised values. Cash and existing lines of credit were used for the purchase.

The allocation of the purchase price and goodwill are shown in the table below.

Fair values:	
Assets acquired	$ 49,489
Liabilities assumed	(33,196)
Intangible assets subject to amortization	32,105
Intangible assets not subject to amortization	9,651
Goodwill	172,365
Purchase price	230,414
Less cash acquired	(3,222)
Net cash paid	$227,192

The intangible assets subject to amortization include customer relationships of $14,561 and patents of $17,544 that are being amortized over 10 to 15 years. The intangible assets not subject to amortization consist primarily of trademarks and trade names. None of the of goodwill related to the purchase of Dage is tax deductible.

Pro Forma Financial Information

The following unaudited pro forma financial information for fiscal years 2007 and 2006 assumes the acquisition occurred as of the beginning of the respective periods, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of Dage been effected on the date indicated, nor are they necessarily indicative of Nordson's future results of operations.

	2007	2006
Sales	$999,601	$949,773
Net income from continuing operations	$ 88,781	$ 93,434
Basic earnings per share from continuing operations	$ 2.65	$ 2.80
Diluted earnings per share from continuing operations	$ 2.60	$ 2.73

Other Fiscal Year 2007 Acquisitions

On April 1, 2007, Nordson acquired 100 percent of the partnership interest of PICO Dosiertechnik GmbH & Co. KG and 100 percent of the outstanding shares of PICO Dostec GmbH (Picodostec), a leading manufacturer of piezoelectric technology dispensing systems, which dispense adhesives and other performance materials at very high speeds in an extremely accurate manner. Picodostec's products are used predominately in the electronics, medical device, packaging, pharmaceutical, food, chemical and automotive industries. Picodostec is headquartered near Munich, Germany.

On April 30, 2007, Nordson acquired 100 percent of the outstanding shares of YesTech, Inc., a leading provider of Automated Optical Inspection (AOI) and X-Ray inspection systems used in the production of printed circuit board assemblies and semiconductor packages. The addition of AOI systems will expand Nordson's test and inspection capabilities. YesTech is headquartered in San Clemente, California.

On August 23, 2007, Nordson acquired 100 percent ownership in TAH Industries, a manufacturer of motionless mixer dispensing systems for two-component adhesives and sealants. TAH is headquartered in Robbinsville, New Jersey and specializes in the design and production of disposable plastic mixers and cartridge dispense systems, meter mix dispense valves and accessories. Their products are used primarily in the dental, construction, automotive, life science, food, DIY, marine and aerospace industries.

The combined purchase price was $100,822 ($98,800 net of cash acquired). The purchase price allocation and the goodwill are shown in the table below.

Fair values:	
Assets acquired	$ 28,464
Liabilities assumed	(14,954)
Intangible assets subject to amortization	17,140
Intangible assets not subject to amortization	4,240
Goodwill	65,932
Purchase price	100,822
Less cash acquired	(2,022)
Net cash paid	$ 98,800

The fair values of long-lived tangible and intangible assets were based on their appraised values. The intangible assets subject to amortization include customer relationships of $9,680, non-compete agreements of $1,760 and patents of $5,700 that are being amortized over four to 15 years. The intangible assets not subject to amortization consist of trademarks and trade names. The tax-deductible amount of goodwill related to the Picodostec, YesTech and TAH acquisitions $30,835. Assuming these acquisitions had taken place at the beginning of fiscal year 2006, proforma results would not have been materially different.

All fiscal year 2007 acquisitions are reported in the Advanced Technology Systems segment.

Note 16 — Supplemental information for the statement of cash flows

	2008	2007	2006
Cash operating activities:			
Interest paid	**$17,633**	$ 21,506	$13,556
Income taxes paid	**45,089**	40,362	25,060
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$ 6,886**	$ 8,508	$ 6,549
Capitalized lease obligations terminated	**1,024**	1,149	986
Shares acquired and issued through exercise of stock options	**4,682**	6,192	6,270
Non-cash assets and liabilities of businesses acquired:			
Working capital	**$ 1,082**	$ 30,664	$ —
Property, plant and equipment	**112**	14,151	—
Intangibles and other long-term assets	**4,271**	301,778	—
Long-term debt and other liabilities	**(766)**	(21,348)	—
	$ 4,699	$325,245	$ —

Note 17 — Operating segments and geographic area data

Nordson conducts business across three primary business segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating and Automotive Systems. The composition of segments and measure of segment profitability is consistent with that used by our chief operating decision maker. The primary measure used by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance is operating profit, which equals sales less cost of sales and certain operating expenses. Items below the operating profit line of the Consolidated Statement of Income (interest and investment income, interest expense and other income/expense) are excluded from the measure of segment profitability reviewed by our chief operating decision maker and are not presented by operating segment. In addition, the measure of segment operating profit that is reported to and reviewed by the chief operating decision maker excludes severance and restructuring costs associated with the operating margin improvement action that began in September 2008. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

Nordson serves many diverse markets, including the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, life sciences, medical, metal finishing, nonwoven, packaging and semiconductor industries. Our products are sold primarily through a direct, geographically dispersed sales force.

No single customer accounted for more than 5 percent of sales in fiscal years 2008, 2007 or 2006. The following table presents information about Nordson's reportable segments:

	Adhesive Dispensing	Advanced Technology	Industrial Coating and Automotive	Corporate	Total
Year ended October 31, 2008					
Net external sales	**$580,711**	**$367,366**	**$176,752**	**$ —**	**$1,124,829**
Depreciation	**9,391**	**7,613**	**3,897**	**5,539**	**26,440**
Operating profit	**145,390[(a)]**	**61,764**	**11,015**	**(27,831)[(d)]**	**190,338**
Identifiable assets[(e)]	**248,782**	**700,767**	**69,897**	**149,819[(f)]**	**1,169,265**
Expenditures for long-lived assets[(g)]	**5,320**	**14,278**	**3,285**	**3,503**	**26,386**
Year ended October 31, 2007					
Net external sales	$509,568	$300,719	$183,362	$ —	$ 993,649
Depreciation	8,890	5,737	3,987	5,170	23,784
Operating profit	118,206[(a)]	40,480	17,615	(24,159)	152,142
Identifiable assets[(e)]	257,121	685,381	73,061	196,772[(f)]	1,212,335
Expenditures for long-lived assets[(g)]	13,548	9,097	3,669	4,703	31,017
Year ended October 31, 2006					
Net external sales	$478,858	$239,258	$174,105	$ —	$ 892,221
Depreciation	9,415	4,039	4,139	4,691	22,284
Operating profit	109,018[(a)]	56,976[(b)]	10,351[(c)]	(28,730)	147,615
Identifiable assets[(e)]	220,932	383,964	68,930	147,367[(f)]	821,193
Expenditures for long-lived assets[(g)]	4,128	4,991	2,104	2,387	13,610

(a) Includes $60 of severance and restructuring charges in fiscal year 2008, $410 in fiscal year 2007 and $429 in fiscal year 2006.

(b) Includes severance and restructuring charges of $380 in fiscal year 2006.

(c) Includes severance and restructuring charges of $1,818 in fiscal year 2006.

(d) Includes $5,561 of severance and restructuring charges in fiscal year 2008.

(e) Includes notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves, property, plant and equipment net of accumulated depreciation and goodwill.

(f) Corporate assets are principally cash and cash equivalents, deferred income taxes, investments, capital leases, headquarter facilities, the major portion of Nordson's domestic enterprise management system, and intangible assets.

(g) Long-lived assets consist of property, plant and equipment and capital lease assets.

Notes to Consolidated Financial Statements — *(Continued)*

Nordson has significant sales and long-lived assets in the following geographic areas:

	2008	2007	2006
Net external sales			
United States	**$ 315,553**	$304,834	$291,242
Americas	**76,860**	73,564	64,928
Europe	**431,583**	363,385	314,287
Japan	**110,891**	98,233	86,982
Asia Pacific	**189,942**	153,633	134,782
Total net external sales	**$1,124,829**	$993,649	$892,221
Long-lived assets			
United States	**$ 89,618**	$ 87,076	$ 78,368
Americas	**1,571**	1,936	1,627
Europe	**18,695**	22,844	15,768
Japan	**3,457**	3,085	2,635
Asia Pacific	**20,502**	17,996	7,086
Total long-lived assets	**$ 133,843**	$132,937	$105,484

A reconciliation of total segment operating income to total consolidated income before income taxes and discontinued operations is as follows:

	2008	2007	2006
Total profit for reportable segments	**$190,338**	$152,142	$147,615
Interest expense	**(16,714)**	(21,542)	(12,017)
Interest and investment income	**1,250**	1,505	1,867
Other-net	**4,914**	3,617	(1,031)
Income before income taxes and discontinued operations	**$179,788**	$135,722	$136,434

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2008	2007	2006
Total assets for reportable segments	**$1,169,265**	$1,212,335	$821,193
Customer advance payments	**7,521**	10,564	10,015
Eliminations	**(10,117)**	(11,059)	(8,318)
Total consolidated assets	**$1,166,669**	$1,211,840	$822,890

Note 18 — Goodwill and other intangible assets

Goodwill is tested for impairment on an annual basis and more often if indications of impairment exist. Estimates of future cash flows, discount rates and terminal value amounts are used to determine the estimated fair value of the reporting units. The results of our analyses indicated that no reduction of goodwill is required.

Changes in the carrying amount of goodwill during fiscal year 2008 by operating segment are as follows:

	Adhesive Dispensing	Advanced Technology	Industrial Coating and Automotive	Total
Balance at October 31, 2007	$31,517	$536,909	$3,550	$571,976
Acquisitions/adjustments	389	292	—	681
Acquisition of minority interest	1,764	572	149	2,485
Currency effect	(784)	(2,271)	(154)	(3,209)
Balance at October 31, 2008	$32,886	$535,502	$3,545	$571,933

Information regarding intangible assets subject to amortization is as follows:

	October 31, 2008		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent costs	$20,882	$ 3,628	$17,254
Customer relationships	24,166	3,330	20,836
Noncompete agreements	5,766	3,318	2,448
Core/developed technology	2,788	1,654	1,134
Other	1,117	1,063	54
Total	$54,719	$12,993	$41,726

	October 31, 2007		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent costs	$27,024	$ 3,592	$23,432
Customer relationships	25,609	1,557	24,052
Noncompete agreements	5,956	2,551	3,405
Core/developed technology	2,788	1,419	1,369
Other	1,087	890	197
Total	$62,464	$10,009	$52,455

The decrease in the carrying value of intangible assets subject to amortization from October 31, 2007 to October 31, 2008 is due to currency translation effects and to the write-off of fully amortized assets.

At October 31, 2008 and 2007, $12,148 and $14,291, respectively, of trademark and trade name intangible assets arising from fiscal year 2007 acquisitions was not subject to amortization.

Amortization expense for fiscal years 2008 and 2007 was $5,797 and $4,149, respectively.

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Fiscal Year	Amounts
2009	$5,109
2010	$5,041
2011	$4,608
2012	$4,052
2013	$3,651

Note 19 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
Fiscal year 2008:				
Sales	**$244,689**	**$294,116**	**$288,362**	**$297,662**
Gross margin	**139,859**	**165,873**	**162,439**	**162,264**
Net income	**21,339**	**33,049**	**32,370**	**30,746**
Earnings per share:				
Basic	**.63**	**.99**	**.95**	**.91**
Diluted	**.62**	**.97**	**.93**	**.90**
Fiscal year 2007:				
Sales	$203,875	$241,293	$257,713	$290,768
Gross margin	117,661	131,874	144,708	159,602
Net income	15,557	20,980	24,521	29,634
Earnings per share:				
Basic	.47	.62	.73	.88
Diluted	.46	.61	.72	.87

The sum of the per-share amounts for the four quarters of fiscal years 2008 and 2007 do not equal the annual per-share amounts because of the timing of stock repurchases.

Pretax severance and restructuring costs of $92, $(32), $240 and $5,321 were recognized in the first, second, third and fourth quarters, respectively, of fiscal year 2008.

Pretax severance and restructuring costs of $55, $213 and $141 were recognized in the second, third and fourth quarters, respectively, of fiscal year 2007.

During the second quarter of fiscal year 2007, a gain of $2,655 was recorded related to a sale-leaseback of real estate.

Note 20 — Guarantees

In 2004, Nordson issued a guarantee to a U.S. bank related to a five-year trade financing agreement for a sale to a customer in Turkey. The loan is secured by collateral with a current value well in excess of the amount due. The guarantee would be triggered upon a payment default by the customer to the bank. The amount of the guarantee at October 31, 2008, was Euro 600 (approximately $764) and is declining ratably as semiannual principal payments are made by the customer. We recorded $438 in accrued liabilities related to this guarantee.

We have issued bank guarantees to certain European customers as formal support for standard warranties. The amount of these guarantees is Euro 1,021 (approximately $1,302). We believe our existing warranty accrual is sufficient to cover any amounts that would be paid under these guarantees.

Notes to Consolidated Financial Statements — *(Continued)*

Note 21 — Contingencies

Nordson is involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — Nordson has voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties ("PRP") to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site.

The Feasibility Study / Remedial Investigation for this project was completed and approved by the Wisconsin Department of Natural Resources ("WDNR") in September 2006. In the fourth quarter of fiscal year 2007, the PRPs signed an Environmental Repair Contract with the WDNR. The estimated cost to Nordson for Site remediation, constructing a potable water delivery system and ongoing operation, maintenance and monitoring ("OM&M") at the Site and the impacted area down gradient of the Site over the statutory monitoring period of 30 years is $3,008. At October 31, 2007, the Company recorded $1,858 in other current liabilities, and the remaining amount of $1,150 was classified as long-term. During fiscal year 2008, $1,858 was paid in fulfillment of our obligation to fund a portion of the estimated cost of site remediation, construction of the potable water delivery system and one year of OM&M. At October 31, 2008, the remaining obligation for OM&M consists of $40 in accrued liabilities and $1,110 in other long-term liabilities.

During fiscal year 2008, agreements were reached with seven insurance companies that resulted in reimbursement to Nordson of $1,863 for costs related to this remediation project. The reimbursements are recorded as offsets to selling and administrative expenses.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Management's Report on Internal Control Over Financial Reporting

The management of Nordson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Nordson's management assessed the effectiveness of our internal control over financial reporting as of October 31, 2008.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of October 31, 2008.

Nordson's independent auditors, Ernst & Young LLP, have issued an audit report on our internal control over financial reporting and on the effectiveness of our internal control over financial reporting as of October 31, 2008. This report is included herein.

/s/ Edward P. Campbell
Chairman of the Board, President and
Chief Executive Officer
December 19, 2008

/s/ Gregory A. Thaxton
Vice President, Chief Financial Officer
December 19, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited Nordson Corporation's internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordson Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nordson Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nordson Corporation and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2008 of Nordson Corporation and our report dated December 17, 2008 an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2) and (c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation and subsidiaries at October 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" effective October 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nordson Corporation's internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 17, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2008

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Nordson's management, with the participation of its principal executive officer (chairman, president and chief executive officer) and principal financial officer (vice president, chief financial officer), has reviewed and evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 31, 2008. Based on that evaluation, Nordson's management, including its principal executive and financial officers, has concluded that its disclosure controls and procedures were effective as of October 31, 2008 in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over reporting. There were no changes in Nordson's internal controls over financial reporting that occurred during the fourth quarter of the fiscal year ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders. Information regarding Audit Committee financial experts is incorporated by reference to the caption "Election of Directors" of our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders.

Nordson's executive officers serve for a term of one year from date of election to the next organizational meeting of the board of directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers is contained in Part I of this report under the caption "Executive Officers of the Company."

Nordson has adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on our Web site at http://www.nordson.com/Corporate/Governance/. Nordson intends to satisfy its disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver of a provision of the its code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our Web site.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the captions "Directors Compensation for Fiscal Year 2008," "Summary Compensation for Fiscal Year 2008," "Grants of Plan-Based Awards for Fiscal Year 2008," "Option Exercises and Stock Vested for Fiscal Year 2008," and "Pension Benefits for Fiscal Year 2008," "Nonqualified Deferred Compensation for Fiscal Year 2008" and "Potential Payments Upon Termination or Change of Control" in our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the caption "Ownership of Nordson Common Shares" in our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders.

Equity Compensation Table

The following table sets forth information regarding equity compensation plans in effect as of October 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	1,645	$36.75	843
Equity compensation plans not approved by security holders	—	—	—
Total	1,645	$36.75	843

The number of Common Shares available for grant is 2.5 percent of the number of Common Shares outstanding as of the first day of each fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the caption "Review of Transactions with Related Persons" in our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders.

William D. Ginn, a director of Nordson, is a retired partner with the law firm of Thompson Hine LLP. Thompson Hine LLP has in the past provided and continues to provide legal services to Nordson.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the caption "Independent Auditors" in our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1). Financial Statements

The financial statements listed in the accompanying index to financial statements are included in Part II, Item 8.

(a)(2) and (c). Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2008.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a)(3) and (b). Exhibits

The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: December 19, 2008

By: /s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ EDWARD P. CAMPBELL Edward P. Campbell Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 19, 2008
/s/ GREGORY A. THAXTON Gregory A. Thaxton Vice President, Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	December 19, 2008
/s/ WILLIAM W. COLVILLE William W. Colville Director	December 19, 2008
/s/ WILLIAM D. GINN William D. Ginn Director	December 19, 2008
/s/ STEPHEN R. HARDIS Stephen R. Hardis Director	December 19, 2008
/s/ DR. DAVID W. IGNAT Dr. David W. Ignat Director	December 19, 2008
/s/ JOSEPH P. KEITHLEY Joseph P. Keithley Director	December 19, 2008
/s/ WILLIAM P. MADAR William P. Madar Director	December 19, 2008

/s/ MICHAEL J. MERRIMAN, JR. Michael J. Merriman, Jr. Director	December 19, 2008
/s/ MARY G. PUMA Mary G. Puma Director	December 19, 2008
/s/ WILLIAM L. ROBINSON William L. Robinson Director	December 19, 2008
/s/ BENEDICT P. ROSEN Benedict P. Rosen Director	December 19, 2008

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Year	Assumed from Acquisitions	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts						
Fiscal 2006	$ 5,044	—	219	1,775	177	$ 3,665
Fiscal 2007	$ 3,665	229	1,147	1,089	350	$ 4,302
Fiscal 2008	**$ 4,302**	**—**	**413**	**1,393**	**(255)**	**$ 3,067**
Inventory Obsolescence and Other Reserves						
Fiscal 2006	$ 8,305	—	2,290	2,342	323	$ 8,576
Fiscal 2007	$ 8,576	2,156	2,896	2,252	989	$12,365
Fiscal 2008	**$12,365**	**60**	**5,492**	**3,092**	**(1,692)**	**$13,133**
Warranty Accrual						
Fiscal 2006	$ 3,989	—	6,226	5,480	182	$ 4,917
Fiscal 2007	$ 4,917	603	5,702	5,845	480	$ 5,857
Fiscal 2008	**$ 5,857**	**—**	**6,070**	**6,048**	**(543)**	**$ 5,336**

These tables contain 13 months of change when reconciling beginning balances to ending balances for fiscal year 2006.

NORDSON CORPORATION

Index to Exhibits
(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)
3-b	1998 Amended Regulations (incorporated herein by reference to Exhibit 3-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-a	$400 million Credit Agreement between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated July 16, 2007)
4-b	Second Restated Rights Agreement between Nordson Corporation and National City Bank, Rights Agent (incorporated herein by reference to Exhibit 4-b to Registrant's Annual Report on Form 10-K for the year ended November 2, 2003)
4-c	$100 million Senior Note Purchase Agreement between Nordson Corporation and various insurance companies (incorporated herein by reference to Exhibit 4-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)
4-d	Note Purchase and Private Shelf Agreement dated February 22, 2008 (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)
(10)	Material Contracts
10-a	Amended and Restated Nordson Corporation 2004 Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)*
10-b	Nordson Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-b-1	Nordson Corporation 2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-1 to Registrant's Form 10-Q for the quarter ended January 30, 2005)*
10-c	Indemnity Agreement (incorporated herein by reference to Exhibit 10-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2007)*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended November 2, 2003)*
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-d-2	Nordson Corporation 2005 Excess Defined Contribution Benefit Plan (incorporated herein by reference to Exhibit 10-d-2 to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)*
10-e	Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e to Registrant's Annual Report on Form 10-K for the year ended November 2, 2003)*
10-e-1	Second Amendment to Nordson Corporation Excess Defined Benefit Retirement Plan (incorporated herein by reference to Exhibit 10-e-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-e-2	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-2 to Registrant's Form 10-Q for the quarter ended January 30, 2005)*
10-f	Employment Agreement between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10-f to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998*

Exhibit Number	Description
10-g-1	Amended and Restated Nordson Corporation 2004 Long-Term Performance Plan (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated February 25, 2008)*
10-h	Nordson Corporation Assurance Trust Agreement (incorporated herein by reference to Exhibit 10-h to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-h-1	Employment Agreement (Change in Control) between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10-h-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-h-2	Form of Employment Agreement (Change in Control) between the Registrant and Officers — excluding Edward P. Campbell (incorporated herein by reference to Exhibit 10-h-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-i	Stock Redemption Agreement between the Registrant and Russell L. Bauknight dated August 26, 2005 (incorporated herein by reference to Exhibit 10-i to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)
10-j	Compensation Committee Rules of the Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-3 to Registrant's Form 10-Q for the quarter ended January 30, 2005)*
10-k	Stock Purchase Agreement between Geraint Rees and Others and Nordson Corporation (incorporated herein by reference to Exhibit 99.3(a) to Registrant's Form 8-K dated December 19, 2006)
10-l	Stock Purchase Agreement between John Greasley, Nordson Corporation and Dage Holdings Limited (incorporated herein by reference to Exhibit 99.3(b) to Registrant's Form 8-K dated December 19, 2006)
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99)	Additional Exhibits
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)
99-b	Form S-8 Undertakings (No. 2-66776)

*Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants.

Exhibit 21

NORDSON CORPORATION
Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Australia	Nordson Australia Pty. Limited
Austria	Nordson GmbH
Belgium	Nordson Benelux S.A./N.V.
Brazil	Nordson do Brasil Industria e Comercio Ltda.
Canada	Nordson Canada Limited
China	Nordson (China) Co., Ltd.
China	Dage Test Systems (Suzhou) Co. Ltd.(1)
China	Dage Trading (Suzhou) Co. Ltd.(1)
Colombia	Nordson Andina Limitada
Czech Republic	Nordson CS, spol.s.r.o.
Denmark	Nordson Danmark A/S
Finland	Nordson Finland Oy
France	Nordson France S.A.S.
France	Dosage 2000(2)
Germany	Nordson Deutschland GmbH(3)
Germany	Nordson Holdings GmbH
Germany	Nordson Engineering GmbH(4)
Germany	Dage Deutschland GmbH(5)
Germany	Dage SemiConductor GmbH(6)
Germany	Dage Medixtec GmbH(6)
Germany	Dage Electronic Europa Vertrieb EV GmbH(6)
Germany	Picodostec GmbH(7)
Hong Kong	Nordson Application Equipment, Inc.
India	Nordson India Private Limited
Italy	Nordson Italia S.p.A.
Japan	Nordson K.K.
Japan	Nordson Asymtek K.K.
Japan	Dage Arctek(1)
Malaysia	Nordson (Malaysia) Sdn. Bhd.
Mexico	Nordson de Mexico, S.A. de C.V.
The Netherlands	Nordson Benelux B.V.
The Netherlands	Nordson B.V.
New Zealand	Nordson New Zealand
Norway	Nordson Norge A/S
Poland	Nordson Polska Sp.z.o.o.
Portugal	Nordson Portugal Equipamento Industrial, Lda.
Russia	Nordson Deutschland GmbH — Representative Office
Russia	Nordson Russia Limited Liability Company
Singapore	Nordson S.E. Asia (Pte.) Ltd.
Singapore	Dage (SEASIA) Pte. Ltd.(1)
South Africa	MLT Systems Holdings (Pty.) Limited
South Korea	Nordson Korea
Spain	Nordson Iberica, S.A.

Subsidiaries of the Registrant — *Continued*

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Sweden	Nordson AB
Switzerland	Nordson (Schweiz) A.G.[8]
United Kingdom	Nordson (U.K.) Limited
United Kingdom	Nordson U.V. Limited
United Kingdom	Primarc Limited
United Kingdom	Dage Holdings Limited
United Kingdom	Dage Precision Industries Ltd.[5]
DOMESTIC:	
California	Asymptotic Technologies, Inc.[9]
California	March Plasma Systems, Inc.
California	H.P. Solutions, Inc. [10]
California	Dage Precision Industries, Inc.[5]
California	YESTech, Inc.
Georgia	J and M Laboratories, Inc.[11]
New Jersey	Horizon Lamps, Inc.
New Jersey	TAH Industries
New Jersey	TAH Europe, Inc.
Ohio	Nordson U.S. Trading Company
Rhode Island	Electron Fusion Devices, Inc.
Rhode Island	EFD, International, Inc.[12]

Ownership Legend

(1) Owned by Dage Precision Industries Limited

(2) Owned by Electron Fusion Devices, Inc.

(3) Owned by Nordson Engineering GmbH, Nordson Corporation and Nordson Holdings GmbH

(4) Owned by Nordson Corporation and Nordson Holdings GmbH

(5) Owned by Dage Holdings Limited

(6) Owned by Dage Deutschland GmbH

(7) Owned by Nordson Deutschland GmbH

(8) Owned by Nordson Benelux S.A./N.V.

(9) Doing business as Asymtek

(10) Doing business as H.F. Johnston Manufacturing, Inc.

(11) Doing business as Nordson Dawsonville

(12) Owned by Electron Fusion Devices, Inc.

Exhibit 23
NORDSON CORPORATION
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan,

(2) Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan,

(3) Registration Statement (Form S-8 No. 33-67780) pertaining to the Nordson Corporation 1993 Long-Term Performance Plan,

(4) Registration Statement (Form S-8 No. 333-119399) pertaining to the Nordson Corporation 2004 Long-Term Performance Plan;

of our reports dated December 17, 2008, with respect to the consolidated financial statements and schedule of Nordson Corporation and the effectiveness of internal control over financial reporting of Nordson Corporation included in the Annual Report (Form 10-K) for the year ended October 31, 2008.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2008

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Edward P. Campbell, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ EDWARD P. CAMPBELL

Edward P. Campbell
Chairman of the Board of Directors,
President and Chief Executive Officer

Date: December 19, 2008

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregory A. Thaxton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

Date: December 19, 2008

Exhibit 32.1
Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward P. Campbell, chairman of the board of directors, president and chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ EDWARD P. CAMPBELL

Edward P. Campbell
Chairman of the Board of Directors,
President and Chief Executive Officer

December 19, 2008

Exhibit 32.2
Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Thaxton, vice president, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

December 19, 2008

NORDSON CORPORATION

Notice of 2009
Annual Meeting
and Proxy Statement

Nordson®

Edward P. Campbell
Chairman, President and
Chief Executive Officer

January 16, 2009

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders to be held at the Spitzer Conference Center, 1005 North Abbe Road, Elyria, Ohio, at 9:30 a.m. on Tuesday, February 17, 2009. We hope that you will be able to attend.

The Notice of Annual Meeting of Shareholders and the Proxy Statement, which are included in this booklet, describe the matters to be acted upon at the meeting. Regardless of the number of shares you own, your vote on these matters is important. Whether or not you plan to attend the meeting, I urge you to vote your shares by telephone, the Internet or by mail. Instructions regarding all three methods of voting accompany your proxy card. If you later decide to vote in person at the meeting, you will have an opportunity to revoke your proxy and vote by ballot.

I look forward to seeing you at the meeting.

Sincerely,

EDWARD P. CAMPBELL
Chairman, President and
Chief Executive Officer

NORDSON CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Nordson Corporation will be held at the Spitzer Conference Center, 1005 North Abbe Road, Elyria, Ohio, at 9:30 a.m. on Tuesday, February 17, 2009. The purposes of the meeting are:

1. To elect the five directors recommended by the Board of Directors to the class whose term expires in 2012;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2009 ; and
3. To transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on December 26, 2008 are entitled to notice of and to vote at the meeting.

For the Board of Directors

ROBERT E. VEILLETTE
Vice President, General Counsel
and Secretary

January 16, 2009

NORDSON CORPORATION

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of Proxies by the Board of Directors of Nordson Corporation to be used at the Annual Meeting of Shareholders to be held on February 17, 2009 and any adjournment or postponement of that meeting. The time, place and purposes of the Annual Meeting are stated in the Notice of Annual Meeting of Shareholders that accompanies this proxy statement.

The accompanying proxy is solicited by our Board of Directors. All validly executed proxies received by our Board of Directors pursuant to this solicitation will be voted at the Annual Meeting, and the directions contained in such proxies will be followed. If no directions are given, the proxy will be voted (i) FOR the election of the five nominees listed on the proxy; and (ii) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2009.

This proxy statement will inform you about the matters to be acted upon at the meeting.

If you are a shareholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-prepaid envelope, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy on the Internet at the address listed on the proxy card. It is important that you vote your shares whether or not you attend the meeting in person. If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card or completed your proxy by phone or on the Internet. Shares represented by proxy will be voted in accordance with the instructions you provide to the individuals named on the proxy. If you provide no instructions, the shares will be voted to elect the nominees listed below whose term expires in 2012 and for Proposal 2 described in this proxy statement. The proxies cannot be voted for a greater number of persons than the number of nominees. You may revoke your proxy before it is voted by giving notice to us in writing or orally at the meeting. However, your presence at the Annual Meeting, without any further action on your part, will not revoke your previously granted proxy.

If you participate in our 401(k) plan and/or our Employee Stock Ownership Plan (ESOP), you may vote the amount of shares credited to your account as of the record date for the Annual Meeting. You may vote by instructing New York Life Investment Management, the trustee of the 401(k) and ESOP plans, pursuant to the instruction card being delivered with this proxy statement to plan participants. The trustee will vote your shares in accordance with your duly executed instructions if received in a timely manner. If you do not send timely instructions, the non-voted whole and fractional shares will be voted by the trustee in the same proportion that it votes the whole and fractional shares for which it did receive timely voting instructions.

No matter what method you ultimately decide to use to vote your shares, we urge you to vote promptly.

Even after you have submitted your proxy card, you may change your vote at any time before the proxy is exercised by filing either a notice of revocation or a duly executed proxy bearing a later date with our Corporate Secretary; however, no such revocation or subsequent proxy will be effective unless and until written notice of the revocation or subsequent proxy is received by us at or prior to the Annual Meeting.

For 401(k) and ESOP shares, you may revoke previously given voting instructions on or before February 10, 2009 by filing either a written notice of revocation or a properly completed and signed voting instruction card bearing a later date with the trustee.

This proxy statement and the enclosed proxy card are being mailed to shareholders on or about January 16, 2009. Nordson's executive offices are located at 28601 Clemens Road, Westlake, Ohio 44145, telephone number (440) 892-1580.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on February 17, 2009:

The proxy statement, proxy card and annual report to shareholders for the fiscal year ended October 31, 2008 are available at our website: ***www.nordson.com.***

INFORMATION ABOUT THE ANNUAL MEETING

Voting at the Meeting

Shareholders of record at the close of business on December 26, 2008 are entitled to vote at the meeting. On that date, a total of 33,525,692 of our common shares were outstanding. Each share is entitled to one vote.

Voting for directors will be cumulative if any shareholder gives notice in writing to the President, a Vice President or the Secretary of Nordson at least 48 hours before the time set for the meeting and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary, or by or on behalf of the shareholder giving the notice. If cumulative voting is in effect, our shareholders will be entitled to cast, in the election of directors, a number of votes equal to the product of the number of directors to be elected multiplied by the number of shares that each shareholder is voting. Our shareholders may cast all of these votes for one nominee or distribute them among several nominees, as they see fit. If cumulative voting is in effect, shares represented by each properly submitted proxy will also be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named on the proxy card.

Under Ohio law, directors are elected by a plurality of the votes of shareholders of the corporation present at a meeting at which a quorum is present, unless otherwise specified in an Ohio corporation's Articles of Incorporation, and proposals are adopted or approved by the vote of a specified percentage of the voting power of the corporation. Abstentions and broker non-votes are tabulated in determining the votes present at a meeting. Consequently, an abstention or a broker non-vote may have the same effect as a vote against a director nominee or a proposal, as each abstention or broker non-vote would be one less vote in favor of a director nominee or a proposal. An affirmative vote of a majority of the shares represented at the meeting will be required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm.

If any of the nominees for terms expiring in 2012 becomes unable or declines to serve as a director, each properly submitted proxy will be voted for another person recommended by the Board of Directors. However, the Board has no reason to believe that any nominee will be unable or will decline to serve as a director.

The Board of Directors knows of no other matters that will be presented at the meeting other than as described in this proxy statement. However, if other matters do properly come before the meeting, the persons named in the proxy card will vote on these matters in accordance with their best judgment.

Shareholder Director Nominations and Proposals

Any shareholder who wishes to submit for inclusion in next year's proxy statement a candidate for election as director or a proposal to be considered should send the nomination or proposal for consideration c/o Secretary, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145 for receipt on or before September 26, 2009. A shareholder may nominate a candidate for election as a director at the 2010 Annual Meeting of the Shareholders provided the shareholder (i) is a shareholder of the company of record at the time of giving of the notice for the meeting, (ii) is entitled to vote at the meeting in the election of directors, and (iii) has given timely written notice of the nomination to the Secretary. The Governance and Nominating Committee will assess the qualifications of the candidate according to criteria set out in Nordson Corporation's Governance Guidelines, which are included in this proxy statement as Appendix B. Additionally, under our Regulations, a shareholder may submit a proposal for consideration at next year's Annual Meeting of Shareholders, but not for inclusion in the proxy statement, if the shareholder provides written notice no earlier than November 19, 2009 and no later than December 19, 2009. For a candidate to be considered for election as a director or for business to be properly requested by a shareholder to be brought before an annual meeting of shareholders, the shareholder must comply with all of the requirements of our Regulations, not just the timeliness requirements described above.

We will bear the expense of preparing, printing and mailing this notice and proxy statement. Our officers and regular employees may request proxies by contacting us by mail, telephone or in person. We will ask custodians, nominees and fiduciaries to send proxy material to beneficial owners in order to obtain voting instructions. Upon request, we will reimburse them for their reasonable expenses for mailing the proxy material. Our Annual Report to Shareholders, including financial statements for the fiscal year ended October 31, 2008, is being mailed to shareholders of record with this proxy statement.

CORPORATE PHILOSOPHY

Corporate Purpose

We strive to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, long-term shareholders and communities.

Corporate Goals

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, long-term shareholders and communities.

We do not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

We achieve growth by seizing market opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. We augment this strategy through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Employees

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

We meet this goal through our Human Resources department's facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing our objectives. In addition, employees participate in Lean initiatives to continuously improve our processes.

We are an equal opportunity employer.

Communities

We are committed to contributing approximately 5 percent of domestic pretax earnings to human services, education and other charitable activities, particularly in communities where we have major facilities.

Since our founding, we have held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees live. With this operating philosophy, in 2008, we contributed $3.7 million to nonprofit organizations operating in the areas of education, civic affairs, human welfare and arts and culture. In addition, our employees also showed their community commitment by volunteering through our Time 'n Talent program. In 2008, employees spent nearly 8,200 hours strengthening their communities and supporting individuals and families in need.

CORPORATE GOVERNANCE

Director Independence

Our Governance Guidelines provide that the Board of Directors will be comprised of a majority of independent directors and that only those directors or nominees who meet the NASDAQ Stock Market LLC ("NASDAQ") standards for independence will be considered independent. Our Board of Directors has affirmatively determined that Mr. Colville, Mr. Ginn, Mr. Hardis, Dr. Ignat, Mr. Keithley, Mr. Madar, Mr. Merriman, Ms. Puma, Mr. Robinson, and Mr. Rosen are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. Edward P. Campbell, our President and Chief Executive Officer.

Governance Guidelines

On December 10, 2008, our Board of Directors adopted the revised Nordson Corporation Governance Guidelines. The Governance Guidelines incorporate best governance practices in the area of other board memberships, executive sessions of the independent directors and director recruitment and performance guidelines. Our Governance Guidelines also set out in detail the roles of the chairman of the board and the presiding director, including that of the presiding director in the event the chairman of the board is not an independent director.

Code of Business and Ethical Conduct

We have a Code of Business and Ethical Conduct that addresses our commitment to honesty and integrity and the ethical behavior of our directors, officers and employees with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, investors, the public, the media and anyone else with whom we have or may have contact. Violations of any of the standards of the Code will be met with appropriate disciplinary action, up to and including termination of employment. Retaliation against any director, officer or employee who files a report concerning what he or she reasonably believes to be conduct that violates the Code is strictly prohibited.

Director Nominating Process

The Governance and Nominating Committee annually reviews the appropriate experience, skills and characteristics required of Board members in the context of the current membership of the Board. This assessment includes, among other relevant factors in the context of the perceived needs of the Board at that time, issues of experience, reputation, judgment, diversity and skills.

Our Board of Directors has established a process for the identification and selection of candidates for director. The Governance and Nominating Committee, in consultation with the Chairman of the Board, periodically examines the composition of the Board. If the Governance and Nominating Committee determines that adding a new director is advisable, the Committee initiates the search, working with other directors, management and, if it deems appropriate or necessary, a search firm retained to assist in the search. The Governance and Nominating Committee considers all appropriate candidates proposed by management, directors and shareholders. Information regarding potential candidates is presented to the Governance and Nominating Committee, and the Committee evaluates the candidates based on the needs of the Board at that time and issues of experience, reputation, judgment, diversity and skills, as set forth in our Governance Guidelines and Director Recruitment and Performance Guidelines. Potential candidates are evaluated according to the same criteria, regardless of whether the candidate was recommended by shareholders, the Governance and Nominating Committee, another director, management, a search firm or another third party. The Governance and Nominating Committee submits any recommended candidate(s) to the full Board of Directors for approval and recommendation to our shareholders.

In evaluating the suitability of individuals for Board membership, the Governance and Nominating Committee evaluates each individual in the context of our Director Recruitment and Performance Guidelines, with the objective of recommending a group of directors that can best perpetuate the success of our business and represent shareholder interests through the exercise of sound judgment, using its diversity of experience. The Director Recruitment and Performance Guidelines were adopted by the Board of Directors on December 6, 2006 upon recommendation of the Governance and Nominating Committee and are a crucial element of our Governance Guidelines. In determining whether to recommend a director for re-election, the Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board. The Committee does not distinguish between nominees recommended by shareholders and other nominees.

Shareholders wishing to suggest candidates to the Governance and Nominating Committee for consideration as directors must submit a written notice to the Secretary, who will present the notice to the Governance and Nominating Committee. Our Regulations set forth the procedures a shareholder must follow to nominate directors. These procedures are summarized in the "Shareholder Director Nominations and Proposals" and "Shareholder Communications with the Board of Directors" sections of this proxy statement.

Shareholder Communications with the Board of Directors

Shareholders may communicate with the Board, a Board committee, the presiding independent director, the non-employee directors as a group, or individual directors by sending written communications addressed to the Board of Directors, a Board committee or such individual director or directors, c/o Secretary, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145. Shareholders may also communicate directly with the Board of Directors by mail through the Chairperson, Governance and Nominating Committee, c/o Secretary, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Each communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. Our secretary will initially receive and process communications before forwarding them to members of the Board to whom the communication is directed, or if the communication is not directed to any specific member(s) of the Board, to the Chairperson of the Governance and Nominating Committee. We generally will not forward a shareholder communication that is primarily commercial in nature, relates to an improper or irrelevant topic, or requests general information about us. Concerns about accounting or auditing matters or possible violations of our Code of Business and Ethical Conduct should be reported pursuant to the procedures outlined in the Code.

Presiding Director

The Presiding Director presides over all meetings of the non-employee directors held in executive session. The Presiding Director also has other authority and responsibilities that are described in the Governance Guidelines. Stephen R. Hardis currently serves as our Presiding Director.

Executive Sessions

Pursuant to our Governance Guidelines, non-employee directors of the Board meet in regularly scheduled executive sessions without management. The Presiding Director chairs all regularly scheduled executive sessions, and also has authority to convene meetings of the non-employee directors at any time with appropriate notice. In fiscal year 2008, Mr. Hardis conducted an executive session at each of the meetings of the Board.

Attendance at the Annual Meeting of Shareholders

Directors are expected to attend the Annual Meeting of Shareholders and all Board of Directors meetings and meetings of committees on which a director serves. During the last fiscal year, each director attended at least seventy-five percent of the meetings of the Board of Directors and of the committees on which he or she served. All directors attended the 2008 Annual Meeting of the Shareholders.

Annual Self-Assessments

The Board of Directors conducts an annual self-assessment to determine, among other matters, whether the Board and the Committees are functioning effectively. The independent directors also undertake a peer assessment of other independent directors as part of this self-assessment process. The standing committees — Audit, Compensation, and Governance and Nominating — are also required to each conduct an annual self-assessment. The Governance and Nominating Committee is responsible for overseeing this self-assessment process. The Board and the three standing Committees each conducted the self-assessments described above during fiscal year 2008.

Certain Relationships and Related Transactions; Review, Approval or Ratification of Related Transactions

There were no transactions between us and our officers, directors or any person related to our officers or directors, or with any holder of more than 5% of our common shares, either during fiscal year 2008 or up to the date of this proxy statement, in which any such person has a direct or indirect material interest. We review all transactions between us and any of our officers and directors. Our Code of Business and Ethical Conduct, which applies to directors, officers and all employees, emphasizes the importance of avoiding situations or transactions in which personal interests interfere with our best interests or those of our shareholders. In addition, our Related Persons Transactions Policy includes procedures for discussing and assessing relationships, including business, financial, familial and nonprofit, among us and our officers and directors, to the extent that they may arise. The Board reviews any transaction with a director to determine, on a case-by-case basis, whether a conflict of interest exists. The Board ensures that all directors voting on such a matter have no interest in the matter and discusses the transaction with counsel as deemed necessary. The Board will generally delegate the task of discussing, reviewing and approving transactions between us and any of our officers or directors to the Audit Committee. We define "related persons transactions" generally as transactions in which the self-interest of the employee, officer or director may be at odds or conflict with our interests, such as doing business with entities that are or may be controlled or significantly influenced by such persons or their immediate family members. Any related persons transactions concerning the company and any of our directors or officers including those that are reportable under Item 404(a) of Regulation S-K of the Securities Exchange Act of 1934, are to be disclosed to and approved by the Audit Committee. It is our policy to avoid related person transactions and related person transactions involving our officers are generally prohibited.

Mr. Campbell, Chairman of the Board of Directors, President and Chief Executive Officer, is also a director of KeyCorp. We and KeyCorp have had a banking relationship since 1954. KeyCorp currently acts as agent for our $400 million revolving credit facility. KeyCorp also serves as our cash manager and acts as trustee for several trusts managed by us.

Governance Documents

All of our current corporate governance documents and policies, including our Governance Guidelines, Director Recruitment and Performance Guidelines, committee charters, Code of Business and Ethical Conduct and Related Persons Transaction Policy are available at *www.nordson.com/corporate/governance* and in print to any shareholder who requests them. The annual report and this proxy statement are also available at *www.nordson.com*. Upon request, copies of the annual report will be mailed to you (at no charge) by contacting Corporate Communications, 28601 Clemens Road, Westlake, Ohio 44145.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Board of Directors. Our Board of Directors has five regularly scheduled meetings each year. Special meetings are held as necessary. In addition, management and the directors communicate informally on a variety of topics, including suggestions for Board or Committee agenda items, recent developments and other matters of interest to the directors. The Board monitors overall corporate performance and the integrity of our financial controls and legal compliance procedures. In fiscal year 2008, our Board of Directors met five times in regular session. An executive session of independent directors occurred at each meeting.

The Board has three standing committees: an Audit Committee, a Compensation Committee, and a Governance and Nominating Committee. The table below provides current committee membership and fiscal year 2008 committee meeting information:

Director	Audit	Compensation	Governance & Nominating
William W. Colville	X		X
William D. Ginn	X		
Stephen R. Hardis		X*	X
David W. Ignat	X		
Joseph P. Keithley		X	X*
William P. Madar	X*		
Michael J. Merriman, Jr.		X	
Mary G. Puma	X		X
William L. Robinson		X	
Benedict P. Rosen		X	X
Total meetings in fiscal year 2008	5	6	4

* Committee Chairperson

Audit Committee. All members of the Audit Committee meet the NASDAQ independence standards. The Board of Directors has designated Mr. Madar and Ms. Puma as "audit committee financial experts" pursuant to the SEC's final rules implementing Section 407 of the Sarbanes-Oxley Act. The Audit Committee is responsible for:

- reviewing the proposed audit programs (including both independent and internal audits) for each fiscal year, the results of these audits, and the adequacy of our systems of internal accounting control;
- the appointment, compensation, and oversight of the independent auditors for each fiscal year;
- the approval of all permissible audit and non-audit services to be performed by the independent auditors;
- the establishment of procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and
- the approval of all related-persons transactions.

A more detailed discussion of the purposes, duties, and responsibilities of the Audit Committee is found in the Committee's charter, which is available at *www.nordson.com/corporate/governance*. The Committee has discussed with the independent auditors the auditors' independence from management and the company, including the matters in written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors' independence. The Audit Committee Report to the Board of Directors is at Appendix A of this proxy statement.

Compensation Committee. All members of the Compensation Committee meet the NASDAQ independence standards. The Committee is responsible for setting and approving compensation for our executive officers and for administering the incentive and equity participation plans under which we pay variable compensation to our executive officers. The Committee also administers employee equity and qualified and non-qualified retirement benefit plans. A more detailed discussion of the purposes, duties, and responsibilities of the Committee is found in the Committee's charter which is available at *www.nordson.com/corporate/governance*.

The Committee takes steps to enhance significantly its ability to carry out its responsibilities effectively to ensure that we maintain strong links between executive compensation and performance. Examples of these steps are:

- holding executive sessions (without our management present) at every regularly scheduled Committee meeting;
- engaging an outside compensation consultant to advise on executive compensation issues, including peer benchmarking data;
- realigning compensation structures based on examination of peer group compensation structures and levels and peer group financial performance; and
- strengthening the link between executive officer annual pay and shareholder value by basing incentive pay on the achievement of financial measures and additional specific objectives and modifying the mix of compensation elements to increase the allocation of compensation linked to corporate financial performance.

For each fiscal year, the Committee determines:

- base salary adjustments (which are typically retroactive to the beginning of the fiscal year if the Committee meeting occurs after the beginning of the fiscal year);
- payouts for the previous fiscal year's annual cash incentive plan and completed three-year performance period under the long-term incentive plan; and
- performance measures and levels for the prospective annual cash incentive plan and the prospective long-term incentive plan three-year performance period.

The Committee seeks to set base salaries at the median for comparable positions at companies in our peer group, but then adjusts individual executive officer base salaries based on performance and seniority. Furthermore, total compensation, including base salary, annual cash incentive compensation, and long-term equity-based incentive compensation is intended to vary with our performance in comparison to absolute financial measures and to the performance of our peers. Performance measures and target award levels are adjusted periodically based on peer compensation and financial performance data with the intent to cause percentile compensation to correlate generally to percentile performance relative to our peer group across a multi-year business cycle.

In years with outstanding performance at the maximum levels established for our annual cash incentive and long-term equity-based incentive plan, we would expect total direct compensation (base salary, annual cash incentive compensation and long-term incentive awards) to exceed the 75th percentile of our peer group. Correspondingly, in years with weak performance below the established threshold levels, we would expect total direct compensation to be as low as the 10th percentile of our peer group.

With respect to annual and long-term incentive compensation, the Committee believes selecting the appropriate performance measures is critical to our "paying for performance" philosophy. The Committee bases its awards to our executive officers each year on a number of factors, including:

- the executive officer's position with us and total compensation package;
- the executive officer's performance of his or her individual responsibilities;
- the equity participation levels of comparable executives at comparable companies; and
- the executive officer's contribution to our financial performance.

The Committee also has the authority to engage outside executive compensation consultants, to determine the scope of the consultant's services and to terminate the consultant's engagement. As described in the

Compensation Discussion and Analysis section of this proxy statement, the Committee engaged Mercer for fiscal year 2008. The compensation consultant reports directly to the Chairperson of the Committee and provides the Committee with information and analysis related to executive compensation including:

- a competitive compensation review of the actual base salary, annual incentive and long-term incentive awards our Chief Executive Officer and other executive officers receive;
- executive compensation trend data;
- observations on the design of our annual and long-term incentive programs;
- peer group financial performance review and compensation market analysis of our peer companies; and
- a comprehensive report detailing our performance relative to our peer group with respect to earnings per share growth and return on capital.

Our Chief Executive Officer and Vice President, Human Resources review Mercer's analyses and assessments, develop initial recommendations for base salary adjustments and incentive compensation for our executive officers (other than our Chief Executive Officer) for the next fiscal year, and present management's initial recommendations to the Committee. Details of the role our Chief Executive Officer and Vice President, Human Resources are found in the Compensation Discussion and Analysis section of this proxy statement under the caption "Role of Executive Officers."

The equity element of annual director compensation is determined by the Governance and Nominating Committee. The equity grants are made by the Compensation Committee pursuant to its authority under the 2004 Long-Term Performance Plan.

Governance and Nominating Committee. All members of the Governance and Nominating Committee meet the NASDAQ independence standards. The purpose of the Governance and Nominating Committee is to ensure that the Board of Directors and its committees are appropriately constituted so that the Board and each director may effectively meet their fiduciary obligations to shareholders and to us. A more detailed discussion of the purposes, duties, and responsibilities of the Governance and Nominating Committee is found in the Committee's charter which is available at *www.nordson.com/corporate/governance*.

Effective February 17, 2008, our Board of Directors dissolved the Pension and Finance Committee. The oversight responsibility for the adequacy of financial statements pertaining to our benefit plans, including reserves, statement of funding obligations and underlying economic assumptions has been transferred to the Audit Committee. Oversight of the investment policy with respect to tax-qualified pension and retirement plans funds held in trust and financial performance of the investment managers for those funds has been assumed by the Compensation Committee.

PROPOSAL NO. 1: ELECTION OF DIRECTORS WHOSE TERM EXPIRES IN 2012

NOMINEES AND OTHER DIRECTORS

Our Board of Directors is composed of eleven directors divided into three classes. The terms of these classes as of the 2009 Annual Meeting will expire in 2010, 2011, and 2012. Each of the directors serves for a term of three years and until a successor is elected. In anticipation of a director retirement in fiscal year 2010 according to the director retirement guidelines of our Governance Guidelines, the Board has determined to temporarily increase the size of the class of directors whose terms expire in 2012 from four to five and leave one vacancy in the class of 2010.

The Governance and Nominating Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at the Annual Meeting of Shareholders. The Governance and Nominating Committee has recommended to the Board, and the Board has approved, the persons named as nominees for terms expiring in 2012 and, unless otherwise marked, a proxy will be voted for such nominees. Each of the nominees currently serves as a director. Messers. Campbell, Colville, Madar and Dr. Ignat were last elected by the shareholders at the 2006 Annual Meeting.

Mr. Merriman was elected to the Board of Directors on August 19, 2008 as a member of the class of directors whose terms expire in 2009. Mr. Merriman was also appointed to serve as a member of the Compensation Committee. Under our Regulations, a director who is elected by the Board of Directors is required, if nominated, to stand for election at the next regularly scheduled Annual Meeting of Shareholders.

The name and age of each of the five nominees for election as directors for terms expiring in 2012, as well as present directors whose terms will continue after the meeting, appear below together with his or her principal occupation for at least the past five years, the year each became a director of the company and certain other information. The information is as of January 16, 2009.

Nominees For Terms Expiring in 2012

Name	Age	Present Principal Employment and Prior Business Experience	Director Since
Edward P. Campbell	59	Mr. Campbell has served as Chairman and Chief Executive Officer of Nordson since March 12, 2004. The Board of Directors elected Mr. Campbell to the additional position of President, Nordson Corporation effective January 2, 2008, the date Peter S. Hellman resigned as a member of the Board of Directors and retired as President and Chief Financial Officer of Nordson. He served as President and Chief Executive Officer of Nordson from November 1997 to March 2004 and as President and Chief Operating Officer of Nordson from August 1996 to October 1997. He is a director of KeyCorp, a financial services company, and OMNOVA Solutions, Inc., a manufacturer of specialty chemicals, emulsion polymers and decorative products.	1996
William W. Colville	74	Mr. Colville was Senior Vice President — Law, General Counsel and Secretary of Owens-Corning Fiberglas Corp. from 1984 until December 1994 and served as a legal consultant to Owens-Corning from January 1995 until October 2000. Owens-Corning manufactures glass fiber products and related materials. Mr. Colville is a director of Owens-Corning.	1988
Dr. David W. Ignat	67	Dr. Ignat was the Scientific Editor and General Manager of "Nuclear Fusion," a research journal published by the International Atomic Energy Agency, from 1996 through 2002. From 2000 through 2001, he was a consultant to the Princeton Plasma Physics Laboratory, Princeton University.	2002
William P. Madar	69	Mr. Madar served as Chairman of the Board of Nordson from October 1997 through March 2004 and was Vice Chairman and Chief Executive Officer from August 1996 to October 1997. He was President and Chief Executive Officer of Nordson from February 1986 through August 1996. Mr. Madar is a director of Brush Engineered Materials, Inc., a producer and supplier of beryllium and related products, specialty metal systems and precious metal products, and The Lubrizol Corporation, a manufacturer of specialty chemicals.	1985

Name	Age	Present Principal Employment and Prior Business Experience	Director Since
Michael J. Merriman, Jr.	52	Mr. Merriman was appointed an Operating Advisor of Resilience Capital Partners LLC in June 2008. Resilience is a private equity firm focused on principal investing in lower middle market underperforming and turnaround situations. Mr. Merriman is a business consultant for Product Launch Ventures, LLC, a company that he founded in 2004 to pursue consumer product opportunities and provide business advisory services. Mr. Merriman served as a director and as President and Chief Executive Officer of The Lamson & Sessions Co., a manufacturer of thermoplastic conduit, fittings and electrical switch and outlet boxes from November 2006 to November 2007. Mr. Merriman is a director of American Greetings Corporation, a designer, manufacturer and seller of greeting cards and other social expression products and was its Senior Vice President and Chief Financial Officer from September 2005 until November 2006. Mr. Merriman served as President and Chief Executive Officer of Royal Appliance Manufacturing Co., a developer, assembler and marketer of a full line of cleaning products for home and commercial use, from 1995 until April 2004 and a director of Royal Appliance Manufacturing Co. from October 1993 until April 2004. Mr. Merriman is a director of RC2 Corporation, a manufacturer of pre-school toys and infant products, and OMNOVA Solutions Inc., a manufacturer of specialty chemicals, emulsion polymers and decorative products.	2008

Present Directors Whose Terms Expire in 2010

Name	Age	Present Principal Employment and Prior Business Experience	Director Since
William D. Ginn	85	Mr. Ginn is a retired former partner with the law firm of Thompson Hine LLP. As a retired former partner of Thompson Hine LLP, Mr. Ginn does not receive any compensation from nor does he render any services to or on behalf of the firm. At the time the Board of Directors adopted the mandatory retirement age for directors, Mr. Ginn had already reached age 75 and was exempted from this requirement.	1959
Benedict P. Rosen	72	Mr. Rosen served as Chairman of AVX Corporation from July 1997 through July 2008, and was Chief Executive Officer of AVX Corporation from July 1997 through July 2001. AVX is an international producer of electronic components.	1999

Present Directors Whose Terms Expire in 2011

Name	Age	Present Principal Employment and Prior Business Experience	Director Since
Stephen R. Hardis	73	Mr. Hardis served as Chairman and Chief Executive Officer of Eaton Corporation from January 1996 until his retirement in July 2000. Eaton produces automation systems and equipment, capital and consumer goods components, aerospace and defense systems, and automotive components. Mr. Hardis is a director of Lexmark International, Inc., a manufacturer and seller of computer printer products; Marsh & McLennan Cos., a provider of insurance and reinsurance, consulting, and investment advisory and management services; The Progressive Corporation, an insurance holding company; and Axcelis Technologies, Inc., a producer of ion implantation equipment used in the semiconductor manufacturing industry.	1984
Joseph P. Keithley	60	Mr. Keithley is Chairman of the Board, President and Chief Executive Officer of Keithley Instruments, Inc., a provider of measurement solutions to the semiconductor, fiber optics, telecommunications and electronics industries. He has served as Chairman of the Board of Keithley Instruments since 1991, as Chief Executive Officer since 1993 and as President since 1994. Mr. Keithley is also a director of Brush Engineered Materials, Inc., a producer and supplier of beryllium and related products, specialty metal systems and precious metal products.	2001
Mary G. Puma	50	Ms. Puma is Chairman of the Board and Chief Executive Officer of Axcelis Technologies, Inc., a producer of ion implantation equipment used in the semiconductor manufacturing industry. Previous to her election as President and Chief Executive Officer of Axcelis in January 2002, Ms. Puma served as Axcelis' President and Chief Operating Officer from May 2000 to January 2002.	2001
William L. Robinson	67	For the last nine years, Mr. Robinson has been a professor of law at the University of the District of Columbia's David A. Clarke School of Law, currently in the capacity of Distinguished Professor of Law.	1995

No shareholder or group that beneficially owns 5% or more of our outstanding common shares has recommended a candidate for election as a director at the 2009 Annual Meeting of the Shareholders.

BOARD OF DIRECTORS RECOMMENDATION:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE DIRECTORS NOMINATED BY THE BOARD.

PROXIES SOLICITED BY THE BOARD WILL BE VOTED FOR ALL NOMINEES UNLESS SHAREHOLDERS SPECIFY A CONTRARY VOTE.

Director Compensation

Directors who are also our employees do not receive compensation for their services as directors. We structure director compensation to attract and retain qualified non-employee directors and to further align the interests of directors with the interests of our long-term shareholders by linking a substantial portion of their compensation to the performance of our common shares. Following is a description of our compensation program for non-employee directors in fiscal year 2008.

Determining Director Compensation. The Governance and Nominating Committee periodically reviews a competitive analysis of non-employee director compensation prepared by Mercer and makes recommendations to the Board of Directors on compensation for our non-employee directors, including their cash retainers and annual equity grants. Each component of director compensation is described below.

Board Retainer. Our non-employee directors receive an annual cash retainer of $55,000. Directors do not receive any meeting or attendance fees.

Committee Retainer. In addition to the annual cash retainer, the chairpersons of the Compensation and Governance and Nominating Committees each receive a cash retainer of $5,000 each year. The Audit Committee chairperson receives a cash retainer of $10,000 each year. The Presiding Director receives a cash retainer of $5,000 each year.

Equity Grant. For fiscal year 2008 and pursuant to the Nordson Corporation 2004 Long-Term Performance Plan, which was approved by the shareholders at the 2004 Annual Meeting, each non-employee director was granted 1,323 restricted common shares. The dollar value of the grant, made at the fair market value of $52.91 per share on the date of grant, is $70,000.

Directors may elect to defer receipt of the restricted common shares under the terms of the Directors Deferred Compensation Plan. The election to defer must be made prior to the effective date of the grant and deferral is in the form of restricted share units.

The terms of the grant are:

Restriction Period:	Two year restriction on transfer. Restriction will lapse upon the retirement, disability, or death of a director. For directors who do not defer the receipt of the restricted shares, the shares are fully transferable upon lapse of the restriction period.
Voting:	Non-deferred Shares: Recipients that do not defer receipt of the restricted shares are permitted to vote all shares during the restriction period.
	Deferred Shares: Recipients that defer receipt do not have voting rights on these restricted share units.
Dividends:	Non-deferred Shares: Dividends are payable to recipients in cash.
	Deferred Shares: Dividends are deferred as share equivalent units under the Directors Deferred Compensation Plan.

Deferred Compensation Program. Under the Directors Deferred Compensation Plan, non-employee directors may elect to defer all or a portion of their annual cash retainer and restricted share grant into a non-qualified, unfunded deferred compensation program. At the election of the director, amounts deferred under the Directors Deferred Compensation Plan will earn a return equivalent to the return on an investment in (i) an interest-bearing account, earning interest based on the 10-year Treasury bill constant maturity rate or (ii) a stock equivalent account, earning a return based on our common share price and accruing dividend equivalents. Any restricted share grant that a non-employee director elects to defer is automatically invested into a restricted stock unit account with dividends credited to the directors' stock equivalent unit account. The amounts deferred, dividend equivalents and any appreciation or accrued interest are paid in cash or in our common shares, as applicable, on dates selected by the director. We do not pay above market rates or preferential rates under this deferred compensation plan.

Group Medical and Dental Insurance Plan. Non-employee directors also may elect to participate in the company's group welfare plan, which provides medical and dental insurance coverage to our employees. Non-employee directors may obtain medical and dental coverage on the same terms as our employees. For fiscal year 2008, we paid a total of $23,482 in equivalent insurance premiums for our non-employee directors that participated in the group medical plan, Messrs. Colville, Ginn and Madar. In addition and pursuant to our agreement with Mr. Madar, Mr. Madar received $6,116 for reimbursement of Medicare premiums.

Charitable Gift's Matching Program for Non-Employee Directors. Non-employee directors may participate in our employee matching gift program involving contributions of cash or publicly-traded stock made to cultural, educational, social, medical or health-related charitable organizations that are exempt from federal income tax. Ms. Puma, Dr. Ignat and Messrs. Colville, Ginn, Hardis, Madar, Robinson and Rosen participated in this program. We made contributions totaling $50,900 during fiscal year 2008.

Director Compensation Table for Fiscal Year 2008

The following table sets forth the total compensation paid to each non-employee director for services provided as a director for fiscal year 2008.

Name (1)	Fees Earned or Paid in Cash (2),(3) $	Stock Awards (4),(5) $	All Other Compensation (6) $	Total $
W. Colville	55,000	67,076	29,209	151,285
W. Ginn	55,000	67,076	15,770	137,846
S. Hardis	65,000	67,076	35,917	167,993
D. Ignat	55,000	67,076	20,099	142,175
J. Keithley	60,000	67,076	8,384	135,460
W. Madar	62,500	67,076	40,868	170,444
M. Merriman	11,000	1,752	48	12,800
M. Puma	57,500	67,076	8,811	133,387
W. Robinson	55,000	67,076	13,744	135,820
B. Rosen	56,250	67,076	20,061	143,387

(1) Edward P. Campbell, Chairman, President and Chief Executive Officer and Peter S. Hellman, who retired as our President and Chief Financial and Administrative Officer and resigned from our Board of Directors on January 2, 2008, are not included in this table because they are named executive officers and received no additional compensation in their capacities as directors.

(2) Messrs. Hardis and Keithley received $5,000 as committee chairpersons. Mr. Madar assumed the role of chairperson of the Audit Committee on February 19, 2008 and received $7,500, representing a prorata amount of the annual Audit Committee chairperson retainer. Ms. Puma received $2,500, representing a prorata amount of the annual Audit Committee chairperson retainer corresponding with the period in fiscal year 2008 when she served as chairperson of the Audit Committee. Mr. Rosen received $1,250, representing a prorata amount of the annual Governance & Nominating Committee chairperson retainer corresponding with the period in fiscal year 2008 when he served as chairperson of the Governance and Nominating Committee. Mr. Hardis also received $5,000 as Presiding Director. Mr. Merriman received a cash payment of $11,000, representing a pro-rata portion of his non-employee director annual cash retainer of $55,000.

(3) The following table represents the fiscal year 2008 cash compensation deferred by each director under the Directors Deferred Compensation Plan:

Director	Amount of Cash Retainer Deferred to Cash Account ($)	Amount of Cash Retainer Deferred to Stock Equivalent Unit Account ($)
W. Colville	—	—
W. Ginn	—	—
S. Hardis	—	65,000
D. Ignat	55,000	—
J. Keithley	—	60,000
W. Madar	—	—
M. Merriman	—	—
M. Puma	—	—
W. Robinson	—	27,500
B. Rosen	—	56,250

(4) This column shows the dollar amount recognized for financial statement reporting purposes of restricted shares granted on November 22, 2006 and December 5, 2007 in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS No. 123(R)) for fiscal year 2008. On November 22, 2006, 1,435 restricted shares were granted to each of the directors then in office under our 2004 Long-Term Performance Plan who did not elect to defer the grant. The number of shares was determined by dividing $70,000 by the average of the high and low price of our common shares on November 22, 2006 — $48.77. On December 5, 2007, 1,323 restricted shares were granted to each of the directors then in office under our 2004 Long-Term Performance Plan who did not elect to defer the grant. The number of shares was determined by dividing $70,000 by the closing price of our common shares on December 5, 2007 — $52.91. For financial reporting purposes the dollar value of the grant is amortized straight-line over the period earned (24 months from the date of grant). Effective August 26, 2008, Mr. Merriman was granted 264 restricted shares (the equivalent of $14,000), representing his pro-rata portion of the annual equity compensation ($70,000) paid to non-employee directors for fiscal year 2008. Our closing share price on August 26, 2008 was $53.10.

(5) Messrs. Hardis, Keithley, Madar and Robinson elected to defer the fiscal year 2007 restricted share grant to their respective restricted stock unit account. Messrs. Ginn, Hardis, Keithley, Robinson and Rosen elected to defer the fiscal year 2008 restricted share grant to their respective restricted stock unit account.

(6) This column reflects the dividend equivalents credited to the directors' stock equivalent unit accounts in the Directors Deferred Compensation Plan in fiscal year 2008 for directors that deferred compensation. The amount credited to Dr. Ignat's account is attributable to interest earnings on his deferred cash account ($12,086) and dividends on his stock equivalent unit account ($2,013). Amounts also reflect the equivalent health care insurance premiums and matching gifts. All three components of the column are presented in the following table:

Director	Dividends or Interest Credited to Non-qualified Deferred Compensation Accounts	Equivalent Insurance Premium ($)	Matching Gift ($)
W. Colville	15,894	9,615	3,700
W. Ginn	2,018	4,752	9,000
S. Hardis	29,917	—	6,000
D. Ignat	14,099	—	6,000
J. Keithley	8,384	—	0
W. Madar	19,137	15,731	6,000
M. Merriman	48	—	0
M. Puma	2,811	—	6,000
W. Robinson	8,044	—	5,700
B. Rosen	11,561	—	8,500

We did not award any stock options to directors in fiscal year 2008. We do not have a non-equity incentive compensation plan for directors nor do we sponsor a defined benefit (pension plan) for directors. Mr. Madar receives a pension benefit as a company retiree.

PROPOSAL 2: RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2009

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended October 31, 2008. In addition to the engagement to audit our financial statements and internal control over financial reporting and to review the financial statements included in our quarterly reports on Form 10-Q, Ernst & Young was also engaged by us during fiscal 2008 to perform certain audit-related services.

The Audit Committee has appointed Ernst & Young to serve as our auditors for the fiscal year ending October 31, 2009. Although shareholder ratification of the appointment of Ernst & Young is not required, the Board of Directors believes that submitting the appointment to our shareholders for ratification is a matter of good corporate governance. If our shareholders do not ratify the appointment of Ernst & Young, the Audit Committee will reconsider the appointment. We expect that a representative of Ernst & Young will be present at the 2009 Annual Meeting to respond to appropriate questions from shareholders and to make a statement if he or she desires to do so.

As provided in the Audit Committee's Charter, the Audit Committee is responsible for directly appointing, retaining, terminating and overseeing our independent registered public accounting firm. While we have a long-standing relationship with Ernst & Young, the Audit Committee continuously evaluates the independence and effectiveness of Ernst & Young and its personnel, and the cost and quality of its audit and audit-related services.

Required Vote

The affirmative vote of a majority of the shares represented at the 2009 Annual Meeting of Shareholders and entitled to vote on this proposal will be required to ratify the Audit Committee's appointment of our independent registered public accounting firm. Abstentions will have the effect of a vote against ratification of the appointment of the independent registered public accounting firm.

Pre-Approval of Audit and Non-Audit Services

At the start of each fiscal year, our Audit Committee pre-approves the audit services, audit-related services and tax services, if any, together with specific details regarding such services anticipated to be required for such fiscal year including, as available, estimated fees. The Audit Committee reviews and, if it deems them appropriate, pre-approves those services. The Audit Committee reviews the services provided to date and actual fees against the estimates, and such fee amounts may be updated for presentation at the regularly scheduled meetings of the Audit Committee. Additional pre-approval is required before actual fees for any service can exceed the originally pre-approved amount. The Audit Committee may also revise the list of pre-approved services and related fees from time to time. All of the services described below under the captions "Audit Fees" and "Audit-Related Fees" with respect to fiscal year 2008 were pre-approved in accordance with this policy.

If we seek to engage our independent registered public accounting firm for other services that are not considered subject to general pre-approval as described above, then the Audit Committee must approve such specific engagement as well as the estimated fees. Such engagement will be presented to the Audit Committee for pre-approval at its next regularly scheduled meeting. If the timing of the project requires an expedited decision, then we may ask the chairperson of the Audit Committee to pre-approve such engagement. Any such pre-approval by the chairperson is then reported to the full Audit Committee for ratification at the next Audit Committee meeting. In any event, pre-approval of any engagement by the Audit Committee or the chairperson of the Audit Committee is required before our independent registered public accounting firm may commence any engagement. Additional pre-approval is required before any fees can exceed approved fees for any such specifically-approved services.

Fees Paid to Ernst & Young LLP

The following table shows the fees we paid or accrued for audit and other services provided by Ernst & Young LLP for the fiscal years ended October 31, 2008 and October 31, 2007:

	FY 2008	FY 2007
Audit Fees (1)	$1,657,361	$1,917,984
Audit-Related Fees (2)	$ 5,288	$ 35,140
Tax Fees (3)	$ —	$ —

(1) Audit services of Ernst & Young consisted of the audit of our annual consolidated financial statements, the quarterly review of interim financial statements, the audit of management's assessments of internal controls over financial reporting and statutory audits required internationally.

(2) Audit-Related Fees generally include fees for employee benefit plans, business acquisitions, accounting consultations and services related to Securities and Exchange Commission registration statements.

(3) Tax Fees generally include fees for tax planning and compliance consulting. Ernst & Young did not provide tax planning or compliance consulting services in fiscal years 2008 and 2007.

RECOMMENDATION REGARDING PROPOSAL 2:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING OCTOBER 31, 2009.

Ownership of Nordson Common Shares

The following table shows the number and percent of our common shares beneficially owned on December 26, 2008 by each of the directors, including nominees; each of the executive officers named in the Summary Compensation Table for fiscal year 2008; any persons known to us to be the beneficial owner of more than 5% of our common shares; and by all directors and executive officers as a group.

Name	Number of Shares (1)	Percent
Edward P. Campbell (2) (3)	714,918	2.1
William W. Colville	31,863	0.1
William D. Ginn (4)	501,632	1.5
Stephen R. Hardis	99,568	0.3
Dr. David W. Ignat	1,516,817	4.5
Joseph P. Keithley	16,771	*
William P. Madar	93,125	0.3
Michael J. Merriman, Jr.	2,700	*
Mary G. Puma	22,155	0.1
William L. Robinson	22,354	0.1
Benedict P. Rosen	20,764	0.1
Peter S. Hellman (2)	267,356	0.8
Michael Groos (2)	35,963	0.1
Robert A. Dunn, Jr. (2)	55,861	0.2
John J. Keane (2)	63,613	0.2
Gregory A. Thaxton (2)	10,983	*
Jane Nord (5)	2,010,202	6.0
Jennifer Savage (6)	2,028,498	6.1
Columbia Wanger Asset Management LP (7)	2,043,700	6.1
Neuberger Berman Inc. (8)	2,615,371	7.8
All directors and executive officers as a group (22 people) (9)	3,586,534	10.3

* Less than 0.1%.

(1) Except as otherwise stated in notes (2) through (4) below, beneficial ownership of the shares held by each of the directors, executive officers and affiliates consists of sole voting power and sole investment power, or of voting power and investment power that is shared with the spouse of the director, executive officer or affiliate. Beneficial ownership of the shares held by the non-employee directors includes the right to acquire shares on or before February 24, 2009 under the provisions of the 2004 Long-Term Performance Plan and the Directors Deferred Compensation Plan in the following share equivalent unit and restricted share unit amounts: Mr. Colville, 29,105 shares; Mr. Ginn, 2,436 shares; Mr. Hardis, 55,408 shares; Dr. Ignat, 16,296 shares; Mr. Keithley, 13,448 shares; Mr. Madar, 27,529 shares; Mr. Merriman, 2,436 shares; Ms. Puma, 17,397 shares; Mr. Robinson, 17,574 shares; and Mr. Rosen, 16,342 shares. Restricted share units convert to share equivalent units on a one-to-one basis two years after the grant date. The share equivalent units convert to common shares on a one-to-one basis at the time of a director's retirement, death or disability.

(2) These include the right to acquire shares through the exercise of stock options on or before February 24, 2009 and the settlement of performance units awarded by the Compensation Committee on December 4, 2008 in amounts as follows: Mr. Campbell, 375,824 shares; Mr. Hellman, 243,017, Mr. Keane, 59,094 shares; Mr. Groos, 22,425 shares; Mr. Dunn, 38,739 shares, and Mr. Thaxton, 8,252. Settlement of the performance units occurred on January 9, 2009.

(3) With respect to Mr. Campbell, the number of shares includes 22,083 share equivalent units he holds under the Nordson Corporation 2005 Deferred Compensation Plan. The share equivalent units convert to common shares on a one-to-one basis at the time of Mr. Campbell's retirement or termination of employment pursuant to the distribution provisions of the Plan.

(4) These include 12,000 shares held by the Ginn Family Fund. As a trustee of the Ginn Family Fund, Mr. Ginn has shared voting power and shared investment power with respect to these shares. The shares held by the Ginn Family Fund are pledged as security. These also include 481,340 shares held by Mr. Ginn as nominated successor trustee of The Walter Nord Trust. As of the record date, Mr. Ginn has sole voting and investment power with respect to these shares.

(5) These shares include 308,582 shares held jointly by Ms. Nord and her children as trustees of the Eric and Jane Nord Foundation and 881,268 shares held jointly by Ms. Nord and Ms. Savage as co-trustees of the Eric T. Nord Main Trust dated April 1, 2003. Ms. Nord has shared voting and investment power with respect to these shares.

(6) The shares include: (a) 132,144 shares held by the Eric Nord & Jane Nord Grandchildren Trusts dated December 9, 1993, of which Ms. Savage is the sole trustee, (b) 881,268 shares held by the Eric T. Nord Main Trust dated April 1, 2003, of which Ms. Savage is a co-trustee, (c) 15,086 shares held by the Emily Nord & TK McClintock Trust dated December 19, 2002, of which Ms. Savage is a co-trustee, and (d) 1,000,000 shares owned by the Jane B. Nord Grantor Retained Annuity Trust dated December 10, 2008, of which Ms. Savage is the sole trustee. Ms. Savage has shared voting and investment power with respect to all shares held by trusts for which she serves as a co-trustee. Ms. Savage is a partner with Thompson Hine LLP, which has in the past provided and continues to provide legal services to us.

(7) Based on most recent Form 13F filings; Columbia Wanger Asset Management LP is a registered investment advisor and is located at 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(8) Based on a Schedule 13G filed jointly on February 12, 2008 by Neuberger Berman Inc. and Neuberger Berman, LLC. These entities have sole voting power of 41,765 of these shares, shared voting power of 1,486,934 of these shares and shared investment power of all of these shares, and are located at 605 Third Avenue, New York, New York 10158.

(9) Beneficial ownership of the shares held by each of the directors and executive officers as a group consists of sole voting power with respect to 8,350 shares, sole voting and sole investment power with respect to 2,507,221 shares, shared voting power and shared investment power with respect to 12,000 shares, and the right to acquire 1,058,963 shares on or before February 24, 2009.

As of December 26, 2008, our present and former directors, officers and employees and their families beneficially owned over 10 million Nordson Common Shares, representing 31% of the outstanding shares. We are party to an agreement that, with some exceptions, gives us a right of first refusal with respect to proposed sales of our common shares by members of the Nord family and The Nord Family Foundation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than ten percent of our common shares to file reports of ownership and changes in ownership of our common shares held by them with the Securities and Exchange Commission. Copies of these reports must also be provided to us.

Based on our review of these reports, we believe that, during the fiscal year ended October 31, 2008, all reports were filed on a timely basis by reporting persons.

Share Ownership Guidelines for Directors

The Board strongly believes that the directors should have a meaningful ownership interest in the company and has implemented share ownership guidelines for directors. The ownership guidelines require directors to own a minimum of five times their annual cash retainer in common shares (shares held in the form of stock equivalent units or restricted share units qualify as shares owned under the guidelines). Newly elected directors have five years within which to achieve the share ownership requirement. All directors except Mr. Merriman have met the share ownership guidelines as of the date of this proxy statement. With his election as a director occurring on August 26, 2008, Mr. Merriman will have until August 2013 to reach his required share ownership. Our share ownership guidelines may be reviewed at *www.nordson.com/corporate/governance.*

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

We have written this Compensation Discussion and Analysis to provide you with the clearest and most concise description possible of the material factors and analysis that lie beneath our compensation policies and decisions for our most senior executive officers. We have included tables and related narratives in the Summary Compensation for Fiscal Years 2008 and 2007 section of this proxy statement that will show you the types and amounts of compensation and benefits we pay to our most senior executive officers. In this section, we discuss and analyze the reasons why we paid our most senior executive officers the types of compensation and benefits described in the tables and narratives for 2008. We also discuss and analyze how we determined the specific amounts of compensation and benefits to pay our most senior executive officers.

After you read this section, you should have a clear and complete picture of our executive compensation program and how it operates for the following executive officers, who we refer to in this proxy statement as our named executive officers for fiscal year 2008:

- Edward P. Campbell, Chairman of the Board and President and Chief Executive Officer;
- Peter S. Hellman, former President, Chief Financial and Administrative Officer;
- Gregory A. Thaxton, Vice President, Chief Financial Officer;
- Robert A. Dunn, Jr., Senior Vice President;
- John J. Keane, Senior Vice President; and
- Michael Groos, Vice President.

This Compensation Discussion and Analysis discloses future company performance targets and goals. You should read and understand these targets and goals only as they relate to our executive compensation program. We are not providing these targets and goals as guidance or as statements of management's expectations or estimates of our current or future results.

Executive Summary

We have a strong pay-for-performance philosophy, which seeks to reward the achievement of performance goals and align our executive officers' interests with those of our shareholders. Our performance in fiscal year 2008 exceeded expectations for revenue, earnings per share, operating margin and income and return on equity:

- Sales growth of 13% to a record $1.1 billion in sales;
- Diluted earnings per share grew a record 29% to $3.43 per share;
- Operating margin grew to 17% of sales;
- Operating income grew to a record $190.3 million; and
- Return on equity increased to 20%.

This record performance was reflected in the total compensation paid to the named executive officers.

Each of the named executive officers except Mr. Hellman participated in our annual cash incentive program, which had a growth in earnings per share target of 8% and return on invested capital target of 15%. Our actual earnings per share and return on invested capital both exceeded their respective maximum performance measure, resulting in a maximum award payout to the named executive officers. All of the named executive officers participated in the long-term incentive plan for the fiscal year 2006-2008 performance period, which had threshold, target and maximum goals of cumulative earnings per share of $6.82, $7.15, and $8.08 and cumulative revenue of $2,778,900,000, $2,914,500,000, and $3,290,600,000. Actual performance for the

2006-2008 performance period exceeded the maximum earnings per share measure and was between the target and maximum for the cumulative revenue measure, resulting in long-term incentive plan payouts that were 164% of target.

All named executive officers except Mr. Hellman received equity awards (non-qualified and incentive stock options) in fiscal year 2008 that were designed to contribute to our total direct compensation target of approximately the 65th percentile of our peer group. Stock options granted on November 4, 2004 and later have exercise prices that as of December 26, 2008 were below the market price of our common shares and these stock options will not provide compensation to executives until the stock price increases above the exercise prices.

We adopted the Amended and Restated 2004 Nordson Corporation Management Incentive Compensation Plan and the Amended and Restated 2004 Nordson Corporation Long-Term Performance Plan, which our shareholders approved at the 2008 Annual Meeting. These plans are intended to allow the Compensation Committee to structure executive officer incentive compensation to maximize our ability to deduct compensation payments for tax purposes. Following an independent review of the employment agreements with our executive officers that become effective upon a change-in-control and during its December 10, 2008 meeting, our compensation committee approved retention agreements for our executive officers (other than our Chief Executive Officer) that more closely aligned the benefits afforded an executive officer in the event of a change in control with those benefits offered by our peer group. The retention agreements, which replace the present employment agreements, are discussed in the "Change in Control Severance Agreements" section of this Compensation Discussion and Analysis.

SUMMARY OF FISCAL YEAR 2008 COMPENSATION ELEMENTS

The table below summarizes the elements of our fiscal year 2008 executive compensation program for our named executive officers.

Element	Description	Purpose
Base Salary	• Fixed annual cash component based on competitive market analysis; and adjustments are based on an individual's current and expected performance and pay relative to the market • Targeted at the median of peer group or salary survey data	• Foundation of total direct compensation; recognizes the level of job scope and complexity; recognizes the level of current performance and sustained performance; and helps us retain and motivate exceptional executive talent
Annual Incentive	• Annual performance-based cash opportunity; and amount earned will vary relative to the targeted level based on company, business unit and individual results • Total cash compensation (base salary plus performance-based cash compensation) targeted at the 65th percentile of peer group. Actual payout varies based on actual annual performance	• Motivates executives to achieve annual financial, operating and individual performance objectives

Element	Description	Purpose
Long-Term Incentive		
• Stock options	• Performance-based equity award with value tied to share price; amounts earned/realized will vary from grant date price based on actual share price at exercise; and generally vest in 25% annual installments over four years • Sum of long-term incentive (stock options and performance shares) targeted at the 65th percentile of peer group	• Creates a strong financial incentive for achieving or exceeding long-term performance goals; encourages a significant equity stake in the company; and aligns executive and shareholder interests
• Performance shares	• Performance-based equity award opportunity; and amounts earned/realized will vary from grant-date price based on actual financial and share price performance • Sum of long-term incentive (stock options and performance shares) targeted at the 65th percentile of peer group	• Strengthens alignment of our executive team's interests with those of our shareholders; rewards long-term achievement of specific company goals; and encourages a significant equity stake in the company
Retirement Benefits		
• 401(k) defined contribution plan	• Qualified defined contribution plan is a standard tax-qualified benefit provided to our U.S.-based employees; is subject to limitations on compensation under the Internal Revenue Code; and includes a company match element	• Provides tax-deferred vehicle for retirement income accumulation
• Deferred compensation	• Income deferral and 401(k) restoration plan; includes a company match element	• Provides tax-deferred vehicle for retirement income accumulation; and restores benefits that are limited by the Internal Revenue Code in the qualified plan for our most highly paid executives
• Defined benefit pension plan	• Qualified defined benefit plan is a standard tax-qualified benefit provided to our U.S.-based employees; and subject to limitations on benefits under the Internal Revenue Code	• Provides tax-deferred vehicle for retirement income accumulation

Element	Description	Purpose
• Non-qualified supplemental executive retirement plan (defined benefit)	• Supplemental pension restoration plan; intended to replace 55% of an executive officer's income	• Restores pension benefits that are limited by the Internal Revenue Code in the qualified plan
Health and Other Welfare Benefits	• Broad-based employee benefits program available to our U.S.-based employees, including health, life insurance and disability plans	• Provides eligible employees with a competitive fringe benefit package
Benefits Upon Termination Following Change-in-Control	• Contingent component; and only payable if an executive officer's employment is terminated following a change-in-control event	• Provides incentive and security to our executive officers in the transition following a change-in-control and helps us retain key executive talent during critical times of significant corporate risk
Perquisites	• Annual executive physical exam, supplemental long-term disability insurance, tax planning or preparation services, country and professional club expenses and automobile allowance	• Provides competitive benefits to promote the health, well-being and financial security of the executive officers; and provides a venue for business meetings or business entertainment

Mr. Groos does not participate in the 401(k) defined contribution plan, which is available to U.S.-based employees only. Mr. Groos participates in the statutory pension plan and other social and welfare (health) benefit plans sponsored by his employer, Nordson Deutschland GmbH, a wholly-owned subsidiary of the company. The benefits provided under these Nordson Deutschland GmbH plans are available to all employees of Nordson Deutschland GmbH. Mr. Groos also participates in a supplemental pension plan that is described later in this Compensation Discussion and Analysis under the caption "Supplemental Executive Retirement Plan (Defined Benefit)."

The following provides a brief overview of the topics that we discuss in detail in this Compensation Discussion and Analysis:

- the philosophy and objectives of our executive compensation program;
- the compensation process and procedures where we discuss (a) the respective roles of the Compensation Committee, the executive compensation consultant and management in establishing executive compensation and (b) the allocation of executive compensation between short-term and long-term elements, between cash and non-cash elements and between different forms of non-cash elements;
- a detailed discussion of how we set base salary and annual and long-term incentive compensation for executive officers for fiscal year 2008;
- a review of non-cash based benefits provided to our executive officers;
- a discussion of severance and other benefits our executive officers would receive upon termination of employment;
- a review of perquisites that executive officers receive;
- a statement of our equity grant policy; and
- a discussion of our share ownership policy for executive officers.

Philosophy and Objectives

Our executive compensation program philosophy is that we should pay our named executive officers for their work on our behalf in ways that align their personal financial interests with the investment interests of our shareholders, with a specific focus on "paying for performance." To us, paying for performance means that we pay our named executive officers different types and amounts of compensation based on their successful implementation of our strategic objectives and the degree to which our annual operational and financial objectives are achieved. By basing executive pay primarily on the achievement of these corporate objectives, we establish a direct link between executive compensation and the long-term interests of our shareholders.

The core objectives of our executive compensation program are to:

- encourage and reward named executive officer performance that achieves or exceeds our significant financial and operational performance goals without encouraging the taking of excessive risks that could be detrimental to the interests of our long-term shareholders;
- encourage and reward our named executive officers for their experience, expertise, level of responsibility, seniority, leadership qualities, advancement, individual accomplishment and other significant contributions that enhance shareholder value and our success;
- retain and motivate highly-talented and ethical individuals who are focused on helping us achieve long-term success; and
- provide compensation packages that are competitive when compared to pay arrangements offered by companies with which we compete to attract talented executive employees.

Compensation Process and Procedures

Role of the Compensation Committee

The Compensation Committee of our Board of Directors, which we refer to in this section of the proxy statement as the Committee, has primary responsibility for designing our executive compensation program and for making compensation decisions under the program. In fulfilling its duties and responsibilities, the Committee each year seeks input, advice and recommendations from an executive compensation consultant and other resources, including recommendations from our Chief Executive Officer, on the compensation and performance of our executive officers. The Committee is not bound by the input, advice or recommendations it receives. Instead, the Committee at all times exercises independent judgment in its executive compensation decisions. We provide more detailed information about the Committee's processes and procedures for making compensation decisions under the Corporate Governance section of this proxy statement and in the narratives to the compensation tables in the next major section of this proxy statement.

The Committee meets in executive session to determine all elements of our Chief Executive Officer's total compensation — base salary, annual incentive compensation, and long-term equity-based incentives. Our Chief Executive Officer does not offer the Committee any recommendations for his compensation.

Role of the Compensation Consultant

The Committee has engaged Mercer, an internationally recognized human resources consulting firm, as its outside executive compensation consultant for fiscal year 2008. Mercer reports directly to the Chairman of the Committee. Mercer provides relevant market data, advice, alternatives and recommendations to the Committee with regard to the compensation of executive officers. Specifically, the Committee asks Mercer to collect and analyze proxy data for our peer group, which is a term we use to describe a particular group of companies that meet certain specific criteria and are picked as companies comparable to us in terms of compensation practices. While no single company in our peer group competes with us across all of our businesses, we believe that our peer companies as a group operate in markets and compete for executive talent in a manner sufficiently similar to us. As a result, our peer group is an appropriate group of companies against which the Committee can establish performance goals, evaluate performance and establish compensation. We provide more detailed information about Mercer's instructions, responsibilities, processes and interaction with the Committee under the discussion of how the Committee determined executive compensation for fiscal year 2008 later in this Compensation Discussion and Analysis.

Role of Executive Officers

Our Chief Executive Officer and Vice President, Human Resources review Mercer's analyses and assessments, develop initial recommendations for base salary adjustments and incentive compensation for our named executive officers (other than our Chief Executive Officer) for the next fiscal year, and present management's initial recommendations to the Committee. More specifically, our Chief Executive Officer and Vice President, Human Resources have the following roles in preparing management's initial recommendations for the Committee:

• Chief Executive Officer	• Vice President, Human Resources
• provides annually to the Committee a self-assessment of his performance for the fiscal year;	• develops written background and supporting materials for review by the Committee prior to its meetings;
• attends the Committee's meetings but is not present during executive sessions;	• attends the Committee's meetings but is not present during executive sessions;
• attends an annual review by Mercer of our executive officer compensation compared to that paid by members of our peer group companies;	• attends an annual review by Mercer of our executive officer compensation compared to that paid by members of our peer group companies; and
• makes recommendations to the Committee about designs for and, if warranted, changes to our annual and long-term incentive programs;	• makes recommendations to the Committee about designs for and, if warranted, changes to our annual and long-term incentive programs.
• provides the Committee each year with an assessment of each executive officer's performance compared to pre-established performance goals; and	
• recommends annually to the Committee base salary adjustments, target award levels under the annual incentive plan, and long-term incentive awards.	

With respect to the assessment of executive officers' performance, at the beginning of each fiscal year, our executive officers provide our Chief Executive Officer with a list of their individual goals and objectives for the upcoming year. For executive officers in charge of one of our business segments, their individual goals include elements of corporate financial performance and business segment operational measures such as segment revenue growth and operating income. Our Chief Executive Officer approves these individual objectives at the beginning of the fiscal year, and then reviews them at the end of the fiscal year in order to determine whether an adjustment, if any, should be made to an individual executive officer's payout under the annual incentive compensation program.

The Committee reviews our Chief Executive Officer's recommendations regarding adjustments to payouts under the annual incentive compensation program and discusses them with Mercer. The Committee believes that this review helps ensure that our Chief Executive Officer's compensation recommendations are in line with the executive compensation program's stated philosophy and objectives, and are reasonable when compared to our competitive market.

Allocation of Executive Compensation

In line with our "paying for performance" philosophy, our executive compensation program is designed to allocate a greater proportion of our named executive officers' total compensation (as compared to that for other employees) to elements that are based on both short-term and long-term corporate performance. Each of the performance-based elements of compensation within those categories is directly tied to appreciation of our share price and/or to significant financial and operational performance goals. More than one-half of the targeted total compensation for our executive officers is, therefore, "at risk" and may significantly fluctuate from year to year based on our financial, operational and share performance.

Stock options provide a return to the recipient only if our share price increases. The annual cash incentive compensation and long-term incentive compensation elements of our executive compensation program provide a return to our executive officers only if we meet certain financial and operational performance goals.

The total compensation mix for our named executive officers is consistent with the mix of compensation elements within our peer group. Our Chief Executive Officer receives a higher proportion of his total compensation allocated to performance-based components than non-performance-based components, and more allocated to equity-based compensation than cash-based compensation compared to our other named executive officers. This compensation mix approach is consistent with that used for chief executive officers within the peer group.

The Committee structures the program in this manner because executive officers have greater responsibility and influence over the performance of our business. The Committee does not have any formal policies or guidelines with respect to the allocation of executive compensation between short-term and long-term elements, cash and non-cash elements or different forms of non-cash elements. In practice, however, the Committee has taken the following approaches:

Allocation Between Short-Term and Long-Term Compensation Elements

The Committee considered the input, advice and recommendations from Mercer for fiscal year 2008 to set each named executive officer's compensation for fiscal year 2008. For base salary, the Committee accepted Mercer's recommendation to set a target for each named executive officer at approximately the median of either his or her comparable position within our peer group or salaries for similar positions at similarly-sized companies using salary survey data. The amount of target annual incentive compensation for each named executive officer was set such that each named executive officer's base salary plus target annual bonus was approximately equal to the 65th percentile of peer group annual cash compensation for executive officers with comparable responsibilities. We chose this benchmark because our performance targets are estimated to be at the 65th percentile of the peer group performance over a business cycle. The Committee also reviewed peer group data in setting target long-term compensation, which includes both long-term incentive awards and stock options. Target long-term compensation was set for each named executive officer at approximately the 65th percentile of peer group long-term compensation.

Allocation Between Different Forms of Non-Cash Compensation Elements

Taking into account Mercer's recommendation, the Committee allocates 50% of the total target value of each named executive officer's long-term incentive compensation to stock options and 50% to long-term incentive performance shares. The Committee takes this approach to balance the allocation between performance shares, which are earned based on long-term financial, operational and strategic measures, and stock options, the value of which is based on long-term performance of our common shares. The Committee does not allocate an unbalanced percentage to stock options to avoid any appearance that the executive compensation program is a positive or negative indicator of current common share value or anticipated common share performance.

Analysis of Fiscal Year 2008 Compensation Decisions

Initial Process and Considerations

Each year, the Committee instructs the consultant to analyze the proxy statement data of our peer group of companies and other broad surveys and assess competitive market compensation data relating to salary, annual incentive and long-term incentive in the context of the purpose and objectives of the executive compensation program. The Committee provided Mercer with preliminary instructions regarding the objectives of the fiscal year 2008 executive compensation program and the parameters of the competitive review of executive total direct compensation programs to be conducted by Mercer. In particular, the Committee instructed Mercer to:

- test both the competitiveness of our executive officer compensation packages within the market and the reasonableness of the packages given our performance relative to our peer group, as measured by diluted earnings per share and return on average capital;

- benchmark all components of compensation, including base salary, total target compensation (base salary plus cash incentive compensation), total actual cash compensation and equity-based long-term incentive awards;

- assess the continued applicability of our peer group;

- assess the alignment between executive officer compensation and our financial performance; and

- analyze our internal compensation model and guidelines and compare them to our peer group and actual compensation practices. For purposes of analyzing our performance against that of our peer group, the Committee instructed Mercer to organize its analysis around our business segments and general corporate executive positions.

The Committee then discussed Mercer's assessment and its recommendations.

We established our peer group by selecting companies with revenues ranging in size from approximately one-half to two times our revenue, a significant portion of their business located or transacted internationally and a business focus on precision industrial manufacturing. Our peer group for fiscal year 2008 executive compensation decisions did not change from fiscal year 2007, and again consisted of:

- Actuant Corp.
- Albany International Corp.
- Ametek Inc.
- Barnes Group Inc.
- Donaldson Inc.
- Drew Industries Inc.
- Esterline Technologies Corp.
- Gerber Scientific Inc.
- Graco Inc.
- Idex Corp.
- Kulicke & Soffa Industries Inc.
- Milacron Inc.
- Novellus Systems Inc.
- Robbins & Myers Inc.
- Roper Industries Inc.
- Watts Water Technologies Inc.

Primary Compensation Allocation

Our total compensation program is designed to overall provide 65th percentile total compensation relative to the peer group for 65th percentile performance, but that specific elements may vary from the target positioning by individual. The consultant provides the Committee with benchmark data with respect to all elements of an executive officer's total direct compensation: base salary, annual cash incentive compensation, and long-term equity-based incentive compensation. Included as benchmark data are longer-term reviews of our performance and compensation paid to our executive officers compared to that of our peer group. The Committee's practice is to set performance levels that will be retained through a complete ten-year business cycle, not just for periods of one or three years. Therefore, it is expected that positioning of target performance levels relative to actual peer company performance will vary through a business cycle.

The following table summarizes the allocation, on a percentage basis, among the following primary elements of compensation for our named executive officers for fiscal year 2008: base salary; payouts under the annual cash incentive plan; performance share payouts for the 2006-2008 performance period under the long-term performance plan (valued using the fair market value of Nordson common shares on the date the payout is determined); and the grant date fair value of stock options granted in fiscal year 2008:

Element	Campbell	Hellman	Thaxton	Dunn	Groos	Keane
Base Salary	16.4%	25.0%	36.9%	26.3%	33.3%	22.8%
Annual Cash Incentive	32.7%	0.0%	40.5%	36.8%	33.3%	32.0%
Long-Term Incentive	50.9%	75.0%	22.6%	36.8%	33.3%	45.2%

Mr. Hellman did not participate in the annual cash incentive plan for fiscal year 2008 due to his retirement in January 2008.

Base Salary

In general, we pay base salaries each year to our named executive officers to recognize and reward their experience, expertise, level of responsibility, seniority, leadership qualities, advancement, individual accomplishment, and other significant contributions to the enhancement of shareholder value and our success. Paying competitive base salaries also helps us attract, motivate and retain highly-talented and ethical individuals.

The Committee established base salaries for fiscal year 2008 for each of the named executive officers after considering Mercer's annual review of base salaries for comparable positions within our peer group and our Chief Executive Officer's annual performance reviews of the named executive officers. For fiscal year 2008, the named executive officers received the base salaries included in the "Salary" column of the Summary Compensation Table for Fiscal Years 2008 and 2007 in this proxy statement. Those amounts reflect the following increases in base salaries compared to base salaries at the end of fiscal year 2007:

Name	% Increase from Fiscal Year 2007 Base Salary	Increase in $ from Fiscal Year 2007 Base Salary
Edward P. Campbell	3.4%	25,000
Peter S. Hellman	—	—
Gregory A. Thaxton	15.8%	30,000
Robert A. Dunn, Jr.	3.6%	12,000
Michael Groos	2.1%	10,445
John J. Keane	3.4%	10,000

Mr. Hellman retired as our President and Chief Financial and Administrative Officer on January 2, 2008 and did not receive an increase in his base salary for fiscal year 2008.

Mr. Groos' base salary increase was 7,000 €. The Euro to US dollar conversion rate for this table was €1 = US$1.4921.

The Committee met in executive session to determine Mr. Campbell's fiscal year 2008 base salary. Mr. Campbell did not offer the Committee any recommendation as to an adjustment to his base salary. The Committee's salary decisions for each named executive officer was based on both the average increase being paid to all executive officers and the amount being paid to the named executive officer's peer group counterparts, with an objective of moving each named executive officer's base salary more toward the median base salary paid to their counterparts in our peer group. When establishing fiscal year 2008 base salaries for each of the named executive officers, the Committee also took into consideration the amounts it was setting as the named executive officer's annual incentive compensation and long-term incentive compensation opportunities (as discussed further below). These actions produced the resulting proportions of base salary, annual incentive and long-term incentive opportunity shown in the table above for each of the named executive officers, and allowed the Committee to meet its general objective of setting total short-term compensation (base salary and annual incentive compensation) and long-term incentive compensation opportunities at the 65th percentile of total short-term and long-term incentive compensation paid to the peer group officers.

An additional element affecting compensation for Mr. Groos is that he operates in Europe and his cash compensation is paid in Euros. The strength of the Euro relative to the U.S. dollar has worked to increase Mr. Groos' compensation relative to executives in our peer group who are paid in U.S. dollars.

Annual Incentive Compensation

We pay annual incentive compensation to help fulfill our philosophy of paying for performance. Our named executive officers earn annual incentive compensation only when we satisfy key performance criteria that are aligned with the investment interests of our long-term shareholders. When we achieve our performance goals, our shareholders should benefit in terms of their investment, and our named executive officers benefit by receiving annual incentive compensation. By tying annual incentive compensation achievement to the achievement of performance goals, the Committee views this portion of the named executive officers' compensation as significantly "at risk," and as a way to balance our short-term and long-term objectives. The annual incentive component of our compensation program also supports our core objective of providing total compensation opportunities to our named executive officers that are competitive within our talent market and help us attract, hire and retain outstanding executive talent.

In general, target annual cash incentive compensation opportunities are established by the Committee as a percentage of each named executive officer's base salary and, in combination with base salary, are targeted at the 65th percentile of total short-term compensation paid by our peer group. For fiscal year 2008, the target annual cash incentive compensation opportunities for our named executive officers as a percentage of their base salaries were as follows: Mr. Campbell, 100%; Mr. Thaxton, 55%; Mr. Dunn, 70%; Mr. Groos, 50% and Mr. Keane, 70%. The Committee did not set a target annual cash incentive opportunity for Mr. Hellman given his pending (January 2008) retirement. Instead, under his retirement arrangement with us, Mr. Hellman was paid $66,554, representing a pro rata share of his target annual incentive compensation opportunity for fiscal year 2008 had he been employed through the end of fiscal year 2008, using his fiscal year 2007 80% of base salary target annual incentive opportunity to determine such amount.

The Committee also establishes the performance measures applicable for annual incentive compensation opportunities. The degree of achievement of annual incentive opportunities is determined based on the degree to which we achieve specific quantifiable performance targets established by the Committee for each applicable performance measure. The specific performance targets for the annual cash incentive plan reflect our annual short term operating plan objectives. In this way, the Committee directly and materially links annual cash incentive compensation to achievement in the performance measures. In the Committee's judgment, annual performance targets are set with sufficient difficulty to produce performance above the median level with the intent of our shareholders receiving an above-average return on our investment in executive compensation.

For fiscal year 2008, based on its review of Mercer's analysis and assessment, the Committee established two performance measures by which to measure annual incentive compensation achievement and payouts: return on capital and diluted earnings per share growth. The Committee considers earnings per share growth and return on capital to be performance measures critical to our financial performance and profitable growth because each of these measures offers the proper balance between growth and profitability. As a result, the Committee has weighted each performance measure evenly in terms of determining annual incentive compensation payouts. More specifically:

- Return on capital measures the amount of profitability per unit of capital invested by management to generate earnings and is also easily compared to peer group companies' performance. Under the Committee's methodology of calculating return on capital, a capital charge is applied to unamortized goodwill, and capital is net of cash, marketable securities and unamortized goodwill.

- Diluted earnings per share growth measures the rate at which management has succeeded in increasing the profits per unit of ownership by shareholders. Earnings per share growth is easily compared among peers and the measure is commonly used by the investment community to communicate performance. The formula we utilize for diluted earnings per share is net income divided by weighted average common diluted shares outstanding.

The Committee believes the choice of these performance measures aligns the interests of our named executive officers with those of our shareholders because achieving greater return on capital and earnings per share growth over time will drive improved shareholder return and foster maximum value for our assets.

For fiscal year 2008, the Committee established threshold, target and maximum quantitative performance levels for each performance measure as follows:

Measure	Threshold	Target	Maximum
Return on Capital	6%	15%	23%
Diluted Earnings Per Share Growth	0%	8%	16%

For the diluted earnings per share performance measure, the corresponding diluted earnings per share levels were: threshold — $2.76 per share; target — $2.98 per share; and maximum — $3.20 per share. Actual performance for the diluted earnings per share performance was $3.43 per share and actual performance for the return on capital performance measure was 27%.

The following table sets forth the following information for fiscal year 2008 annual incentive compensation for each of our named executive officers: potential payout for achievement of each performance measure at threshold, target and maximum levels; corporate performance against combined target levels; actual payout as a percentage of target annual incentive compensation opportunity; and actual payouts (rounded to the nearest thousand dollars):

	Potential Payout ($) for Return on Capital Performance Measure			Potential Payout ($) for Diluted Earnings per Share Performance Measure			Corporate Performance Against Target	
Name	Threshold	Target	Maximum	Threshold	Target	Maximum	(%)	Payout ($)
Edward P. Campbell	191,250	382,500	765,000	191,250	382,500	765,000	200%	1,530,000
Gregory A. Thaxton	30,250	60,500	121,000	30,250	60,500	121,000	200%	242,000
Robert A. Dunn, Jr.	60,550	121,100	242,200	60,550	121,100	242,200	200%	484,000
Michael Groos(1)	63,601	127,201	254,401	63,601	127,201	254,401	200%	509,000
John J. Keane	52,500	105,000	210,000	52,500	105,000	210,000	200%	420,000

(1) The dollar amount of Mr. Groos' payment reflects the average annual Euro — U.S. dollar exchange rate for fiscal year 2008: €1 = US$ 1.4921.

Based on our achieving performance that exceeded the specific quantitative maximum performance levels established for each performance measure, and after considering Mercer's and Mr. Campbell's analysis and assessment, the Committee determined individual payouts under the annual incentive compensation plan for Messrs. Thaxton, Dunn, Groos and Keane would be at the maximum amount. The Committee did not exercise any discretion to adjust downward the payout based on individual executive officer performance.

For Mr. Campbell, the Committee also considered Mr. Campbell's involvement in leading the company to achieve the following performance records:

- Revenue grew to a record $1.1 billion, an increase of 13 percent over fiscal year 2007 revenue;
- Operating income grew to a record $190.3 million, an increase of 25 percent over fiscal year 2007 operating income;
- Operating margin grew to 17% of sales, an increase of 2 percent over fiscal year 2007 operating margin;
- Diluted earnings per share grew to a record $3.43, an increase of 29 percent over fiscal year 2007 diluted earnings per share;
- Return on invested capital was a record 23%; and
- Total selling and administrative expenses as a percent of sales was less than 40% of sales for the first time since 1980.

The amount of cash incentive compensation paid to each named executive officer for fiscal year 2008 is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for Fiscal Years 2008 and 2007 in this proxy statement.

Long-Term Incentive Compensation

We pay long-term incentive compensation to also help fulfill our philosophy of paying for performance. As with our short-term incentive compensation, our named executive officers earn long-term incentive compensation only when we satisfy key performance criteria that are aligned with the investment interests of our long-term shareholders. Due to this "at risk" form of compensation, when we achieve our long-term performance goals, our shareholders should benefit in terms of their investment, and our named executive officers will benefit by receiving their long-term incentive compensation. The long-term incentive component of our compensation program also supports our core objective of providing total compensation opportunities to our named executive officers that are competitive within our talent market and help us attract and retain outstanding executive talent.

Our named executive officers receive long-term incentive compensation consisting of both long-term incentive awards in the form of three-year performance share opportunities and stock options. The measures we set for the three-year performance period are based on our long-term strategic objectives. Performance share awards and stock options work together to align the long-term financial interests of our executive officers with those of our long-term shareholders. In general, the Committee bases the target amount of the long-term incentive awards and the number of stock options granted to our named executive officers on similar compensation for persons holding comparable positions within our peer group, as reflected in Mercer's annual peer group analysis and assessment.

Long-Term Incentive Plan

Fiscal Year 2006-2008 Performance Period. Based upon Mercer's annual assessment and review, the Committee established the following threshold, target, and maximum cumulative earnings per share growth and cumulative revenue growth performance measures for the fiscal year 2006-2008 performance period:

Measure	Threshold	Target	Maximum
Cumulative Earnings Per Share Growth	5%	7.5%	14%
Cumulative Revenue Growth	5%	7.5%	14%

For the cumulative earnings per share growth measure, the corresponding cumulative earnings per share levels were: threshold — $6.82 per share; target — $7.15 per share; and maximum — $8.08 per share. For the cumulative revenue growth measure, the corresponding revenue levels were: threshold — $2,777,900,000; target — $2,914,500,000; and maximum — $3,290,600,000.

These measures were chosen because they offer a balance between growth and profitability. As a result, the Committee weighted each performance measure evenly in terms of determining 2006-2008 performance period payouts. More specifically,

- Cumulative earnings per share growth measures the rate at which management has succeeded in growing profits on a sustained basis over a three-year period. It is the constant percentage by which earnings per share would need to grow over a base period amount during a three-year period such that the sum of earnings per share calculated at such constant growth rate for such three years is equal to the sum of the actual earnings per share earned over the same three-year period. It is a superior measure of sustained earnings growth because it is influenced by the earnings performance during each year of the performance period rather than simply a compound growth rate that compares the final year's earnings to the base period amount.

- Cumulative revenue growth is a similar measure to cumulative earnings per share growth except that it measures the rate at which management has succeeded in growing revenue on a sustained basis over a three-year period. While the growth in profits and profitability are of primary importance, management is also expected to grow our size and scale, and cumulative revenue growth is an effective measure of their success in doing so.

The Committee believes these two measures together align the interests of our named executive officers with those of our shareholders because achieving sustained earnings per share growth and revenue growth over time will drive improved shareholder return and foster maximum value for our assets.

For the fiscal year 2006-2008 performance period, which has just come to a close, performance exceeded the maximum performance level for cumulative earnings per share growth and was between target and maximum performance level for cumulative revenue growth during the three-year period. Cumulative earnings per share for the three-year period were $8.89, which is equivalent to a constant annual growth rate of 19.3% over the three-year performance period after adjusting for the change in accounting for the expensing of stock options. Cumulative revenue for the three-year period was $3,016.6 million, which is equivalent to a constant annual growth rate of 9.3% over the three-year performance period. We included revenue from discontinued operations during the years in which we owned these operations. In calculating cumulative earnings per shares growth, we reduced both base year and fiscal year 2005 diluted earnings per share by $.08 to reflect on a consistent basis the effect of the accounting charge for stock options that began with fiscal year 2006.

In determining the actual payout of performance shares for the 2006-2008 performance period we reviewed the actual performance against the pre-established threshold, target and maximum measures for each performance element. The following table sets forth the following information for the 2006-2008 performance period for each of our named executive officers: potential payout (in number of shares) at threshold, target and maximum levels; corporate performance as a multiple of the target level; and actual payouts (rounded to the nearest whole share):

Name	Potential Payout (# Shares)			Performance as Multiple of Target	Payout (# Shares)
	Threshold	Target	Maximum		
Edward P. Campbell	13,000	26,000	52,000	1.64	42,536
Peter S. Hellman(1)	4,333	8,667	17,333	1.64	14,179
Gregory A. Thaxton(2)	300	600	1,200	1.64	982
Robert A. Dunn, Jr.	2,350	4,700	9,400	1.64	7,689
Michael Groos	2,800	5,600	11,200	1.64	9,162
John J. Keane	3,250	6,500	13,000	1.64	10,634

(1) The potential payouts for the fiscal year 2006-2008 performance period represent Mr. Hellman's proportionate share of the fiscal year 2006-2008 payout. Under the Compensation Committee Rules governing the Long Term Incentive Plan, Mr. Hellman's proportionate share of the fiscal year 2006-2008 payout is determined by multiplying the payout by a fraction, the numerator which is the number of months Mr. Hellman was employed as an executive officer during the performance period (28 months) and the denominator being 36 months.

(2) Mr. Thaxton's payout is based on an award made prior to his being elected an executive officer.

Fiscal Year 2007-2009 Performance Period. Using the same process as was used to establish the threshold, target, and maximum cumulative earnings per share growth and cumulative revenue growth performance measures for the fiscal year 2006-2008 performance period, the Committee has established the following threshold, target, and maximum cumulative earnings per share growth and cumulative revenue growth performance measures for the fiscal year 2007-2009 performance period:

Measure	Threshold	Target	Maximum
Cumulative Earnings Per Share Growth	5%	7.5%	14%
Cumulative Revenue Growth	5%	7.5%	14%

For the cumulative earnings per share growth measure, the corresponding cumulative earnings per share levels are: threshold — $8.77 per share; target — $9.20 per share; and maximum — $10.39 per share. For the cumulative revenue growth measure, the corresponding revenue levels are: threshold — $2,973,200,000; target — $3,119,400,000; and maximum — $3,522,000,000.

The following table provides information for the fiscal year 2007-2009 performance period:

	Potential Payout (# Shares)		
Name	Threshold	Target	Maximum
Edward P. Campbell	11,200	22,400	44,800
Peter S. Hellman	1,700	3,400	6,800
Gregory A. Thaxton	1,275	2,550	5,100
Robert A. Dunn, Jr.	2,800	5,600	11,200
Michael Groos	2,400	4,800	9,600
John J. Keane	2,800	5,600	11,200

The Committee anticipated Mr. Hellman's retirement by granting Mr. Hellman fewer long-term incentive plan shares at the beginning of the fiscal year 2007-2009 performance period. Consequently, no reduction in the potential payout will be required as a result of his retirement.

In February 2008, Mr. Dunn was promoted to Senior Vice President. At the time of his promotion and to bring Mr. Dunn to the target performance level established for our other Senior Vice President, John J. Keane, Mr. Dunn was awarded an additional 1,500 shares under the long-term incentive plan which shares are included in the table above.

Fiscal Year 2008-2010 Performance Period. Again, using the same process as was used to establish the threshold, target, and maximum cumulative earnings per share growth and cumulative revenue growth performance measures for the fiscal year 2007-2009 performance period, the Committee has established the following threshold, target, and maximum cumulative earnings per share growth and cumulative revenue growth performance measures for the fiscal year 2008-2010 performance period:

Measure	Threshold	Target	Maximum
Cumulative Earnings Per Share Growth	5%	7.5%	14%
Cumulative Revenue Growth	5%	7.5%	14%

For the cumulative earnings per share growth measure, the corresponding cumulative earnings per share levels are: threshold — $9.14 per share; target — $9.59 per share; and maximum — $10.82 per share. For the cumulative revenue growth measure, the corresponding revenue levels are: threshold — $3,289,000,000; target — $3,451,000,000; and maximum — $3,896,000,000.

Any payouts for the fiscal year 2008-2010 performance period will be in the form of unrestricted shares. The following table provides information for the fiscal year 2008-2010 performance period:

	Potential Payout (# Shares)		
Name	Threshold	Target	Maximum
Edward P. Campbell	9,825	19,650	39,300
Peter S. Hellman	—	—	—
Gregory A. Thaxton	1,225	2,450	4,900
Robert A. Dunn, Jr.	2,418	4,835	9,670
Michael Groos	2,075	4,150	8,300
John J. Keane	2,418	4,835	9,670

The Committee did not grant Mr. Hellman any performance shares for the 2008-2010 performance period with his pending retirement in January 2008.

Stock Options

Stock options represent the high-risk and potential high-return component of our total long-term incentive program, as the realizable value of each option can fall to zero if the share price is lower than the exercise price established on the date of grant. The size of stock option grants for our executive officers is based primarily on the target dollar value of the award translated into a number of underlying shares based on the estimated economic value on the date of grant, as determined using the Black-Scholes option pricing formula. As a result, the number of shares underlying stock option awards will typically vary from year to year, as it is dependent on the price of our common stock on the date of grant. The stock options also function as a retention incentive for executive officers as the options vest ratably over the four-year period following the date of grant.

The Committee uses Mercer's annual analysis and assessment to set the target dollar values of long-term incentives at the 65th percentile of similar compensation awarded by the peer group. The Committee sets the value of stock options to be granted at approximately 50% of the value of total long-term incentives granted to each named executive officer, with the other 50% being granted in the form of performance shares.

The following table provides the number of stock options granted to our named executive officers in fiscal year 2008:

Name	Options (# Shares)	Grant Date Fair Value ($)
Edward P. Campbell	55,750	809,490
Peter S. Hellman	—	—
Gregory A. Thaxton	6,800	98,736
Robert A. Dunn, Jr.	13,800	200,376
Michael Groos	11,700	169,884
John J. Keane	13,800	200,376

The Committee did not grant Mr. Hellman stock options for fiscal year 2008, but instead, during its December 5, 2007 meeting, awarded Mr. Hellman a cash payment of $125,000, representing the lost economic value of the stock option grant Mr. Hellman would have received for fiscal year 2007 had he retired in February 2007 as he initially intended. The lost economic value was determined using the estimated fiscal year 2007 stock option grant that Mr. Hellman would have received for fiscal year 2007 (29,335 shares); the portion of that grant that would have vested on December 5, 2007 (7,334 shares) and applying a Black-Scholes value of $17.22 per share. This payment was made concurrent with the payment of Mr. Hellman's fiscal year 2008 cash bonus on January 11, 2008. At the request of the Board of Directors, Mr. Hellman continued to serve as President and Chief Financial and Administrative Officer from February 28, 2007 through January 2, 2008.

The Committee does not grant long-term incentive awards or stock options to our executive officers in anticipation of the release of significant positive earnings announcements or other material non-public information likely to result in changes to the price of our common shares. Similarly, the Committee does not time the release of material non-public information based on stock option grant dates. Since the fiscal year 2006 stock option grant, the grants are subject to (1) profit disgorgement provisions (commonly known as a "clawback") when an executive officer acts inconsistently with the non-compete provision of his employee agreement following termination of employment, or (2) forfeiture in the event an executive officer's employment is terminated due to a criminal act, fraud or other such behavior inconsistent with our Code of Business and Ethical Conduct. The invoking of the clawback or forfeiture provision is solely at the Committee's discretion. To date, the Committee has not had the need to exercise its discretion in seeking profit disgorgement or forfeiture from any former executive officer.

Fiscal Year 2009 Compensation Actions

At the Committee's December 4, 2008 meeting, the Committee also established 2009 fiscal year base salaries and incentive compensation targets. The base salary increases for the named executive officers ranged from 2.1% to 20%. Subsequent to this action, and in response to management's recommendation that all employee merit increases for 2009 be deferred in response to global financial and economic conditions, the Committee rescinded the merit portion of the base salary increases for the named executive officers, effective December 12, 2008. The Committee did maintain a 15% increase to Mr. Thaxton's base salary in consideration of Mr. Thaxton's current base salary being in the lower quartile compared to his peer group.

Performance targets for the annual incentive plan were established using the process discussed above under the caption "Annual Incentive Compensation." As was the case in fiscal year 2008, the measures are earning per share growth and return on capital:

Measure	Threshold	Target	Maximum
Return on Capital	6%	15%	23%
Diluted Earnings Per Share Growth	0%	10%	20%

For the diluted earnings per share performance measure, the corresponding diluted earnings per share levels were: threshold — $3.43 per share; target — $3.77 per share; and maximum — $4.12 per share.

For fiscal year 2009, the specific performance levels that the Committee established for the earnings per share growth and return on capital performance measures are substantially uncertain to be achieved. The threshold-level goals are generally established to be stretch but attainable goals. To us, this means that, in light of our historical performance, although attainment of this performance level is uncertain, it can reasonably be anticipated that threshold performance may be achieved for fiscal year 2009, while the target and maximum levels represent increasingly challenging and aggressive levels of performance. To provide further context, we achieved the following annual incentive compensation results during the past three years: for earnings per share growth, threshold performance in 2005, maximum performance in 2006, slightly above target performance in 2007 and maximum performance in 2008; and for return on capital, threshold performance in 2005, just below maximum performance in 2006, target performance in 2007 and maximum performance in 2008.

The Committee also established the following threshold, target, and maximum cumulative earnings per share growth and cumulative revenue growth performance measures for the fiscal year 2009-2011 Long-Term Incentive Plan performance period:

Measure	Threshold	Target	Maximum
Cumulative Earnings Per Share Growth	4%	8%	14%
Cumulative Revenue Growth	5%	7.5%	14%

For the cumulative earnings per share growth measure, the corresponding cumulative earnings per share levels were: threshold — $11.14 per share; target — $12.03 per share; and maximum — $13.45 per share. For the cumulative revenue growth measure, the corresponding revenue levels were: threshold — $3,723,000,000; target — $3,906,000,000; and maximum — $4,411,000,000.

The Committee has generally reviewed, analyzed and discussed our executive compensation incentive programs in the context of how the current global economic and financial situation might affect the program and concluded that no modifications to the executive compensation programs need to be made at this time. Furthermore, the Committee does not believe that any aspects of the incentive compensation program encourage the named executive officers to take unnecessary and excessive risks.

Other Benefits and Compensation

For fiscal year 2008, our named executive officers also participated in the non-cash benefit and compensation programs discussed below. We offer these programs to our named executive officers to provide competitive fringe benefits, to help us attract, hire and retain talented executive employees and to provide an incentive for our employees to save for their retirement income needs.

Medical, Disability and Life Insurance Benefits (Welfare Benefits)

We sponsor a health care plan for U.S.-based employees that provides medical, vision and dental insurance and prescription drug coverage. We also offer group life insurance and short- and long-term disability plans that cover all U.S. non-union employees. Mr. Groos' welfare benefits are mandated by German social law and include health insurance and participation in statutory social security and pension plans, as further discussed above.

Retirement Benefits

401(k) Plan. We sponsor a 401(k) tax-qualified retirement savings plan for U.S.-based employees. All of our employees who work a minimum of 1,000 hours in a calendar year are eligible to participate in the 401(k) plan immediately upon employment. Our named executive officers participate in the 401(k) plan on the same basis as other employees.

We match employee contributions $0.50 on the dollar for the first 6% of contributed compensation. We believe the matching contribution helps us compete effectively for management talent because many other companies offer a similar match. Employee contributions to the 401(k) plan vest immediately, while matching contributions vest in increments based on years of service, with participants being fully vested after three years of service.

For fiscal year 2008, our match for each named executive officer was as follows:

Name	401(k) Match ($)
Edward P. Campbell	5,718
Peter S. Hellman	7,419
Gregory A. Thaxton	6,753
Robert A. Dunn, Jr.	6,900
Michael Groos	—
John J. Keane	6,900

As an employee of Nordson Deutschland GmbH, Mr. Groos does not participate in the 401(k) plan. Instead, Mr. Groos participates in a Nordson Deutschland GmbH pension plan that is described in the narrative to the Pension Benefits for Fiscal Year 2008 table in this proxy statement. The amounts of our matching contributions to the 401(k) accounts of our named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table for Fiscal Years 2008 and 2007 in this proxy statement.

Deferred Compensation Plan. We sponsor a non-qualified unfunded and unsecured deferred compensation plan for U.S.-based executive officers. We believe this type of plan helps us compete effectively for executive talent because many other companies offer this type of plan.

The primary benefit to participants of the deferred compensation plan is that most taxes are deferred on deferred amounts until the plan account balance is distributed, so savings accumulate on a pre-tax basis. Prior to the beginning of each fiscal year, our named executive officers may elect to defer up to 100% of their base salary and cash incentive compensation, including their long-term incentive payout. There is no maximum dollar limit on the amount that may be deferred each year. Participants can select from a number of investment alternatives, including equity and fixed income alternatives. For interest earning investments, the deferred cash amounts earn interest that is compounded quarterly on the last day of each fiscal quarter. The applicable interest rate, which is not considered to be an "above market" interest rate, is determined as of the beginning of each fiscal year. Distributions are made in either a lump sum or installments based upon the participant's election.

The Internal Revenue Service places limits on amounts that "highly compensated employees," such as our named executive officers, may contribute to 401(k) plans. Correspondingly, because of these limits, matching contributions to the 401(k) plan accounts of highly compensated employees in fiscal year 2008 were limited. In order to restore any matching contribution amount that may have been forgone by our named executive officers because of this limitation, we provide named executive officers the opportunity to capture this potentially lost match. This restoration match is made to the named executive officers who defer all or a portion of their base salary under our deferred compensation plan.

During fiscal year 2008, the amounts deferred by each named executive officer and our matching contribution on those amounts were as follows:

Name	Amount Deferred ($)	Company Match ($)
Edward P. Campbell	2,971,424	58,471
Peter S. Hellman	50,091	32,700
Gregory A. Thaxton	21,061	1,388
Robert A. Dunn, Jr.	301,116	16,197
Michael Groos	—	—
John J. Keane	165,750	12,498

Mr. Groos' participates in a deferred compensation arrangement with Nordson Deutschland GmbH. Nordson Deutschland GmbH does not provide a match under this arrangement. A detailed description of our current and historical deferred compensation plans and information regarding contributions to those plans is provided in the Non-Qualified Deferred Compensation for Fiscal Year 2008 table and the accompanying narrative and footnotes in this proxy statement.

Defined Benefit Pension Plan. We sponsor a tax-qualified pension plan for U.S.-based salaried employees — the Nordson Corporation Salaried Employees Pension Plan. The pension plan is designed to work together with social security benefits to provide employees with 30 years of service with retirement income that is approximately 55% of eligible compensation, subject to the Internal Revenue Service maximum monthly benefit.

For employees of our international subsidiaries, we provide pension or retirement benefits in accordance with local statutory requirements or practice. A detailed description of our pension plans for U.S.-based employees is provided in the narrative and footnotes to the Pension Benefits for Fiscal Year 2008 table in this proxy statement.

Supplemental Executive Retirement Plan (Defined Benefit). The Supplemental Executive Retirement Plan (Defined Benefit) is an unfunded, non-qualified plan that provides benefits similar to the qualified defined benefit pension plan, but without the Internal Revenue Code earnings limitations. This plan is designed to provide retirement benefits to U.S.-based eligible participants as a replacement for those retirement benefits reduced by regulations under the Internal Revenue Code. Together, the pension plan and supplemental executive retirement plan are intended to provide the executive officers with retirement income equivalent to that provided to all other employees under the pension plan.

As part of the incentive for Mr. Campbell to leave his former employer, we agreed to provide him with supplemental pension benefits in order to restore some of the benefits he would have received if he had remained with his former employer. Mr. Campbell is a participant in the pension plan, but his benefits will be supplemented to recognize his prior service with his former employer. His "average annual compensation" will be determined as the average of his compensation during his 36 consecutive highest paid months (instead of 60), and he will be eligible for the full pension benefit at age 60. He may retire prior to age 60, commencing at age 55, but his benefit will be reduced 5% per year for retirement before age 60. His benefit will also be reduced by the amount of any pension benefit payment he receives from the pension plan of his former employer. Mr. Campbell had eleven years of employment with his former employer. The value of this benefit is included in the Pension Benefits for Fiscal Year 2008 table of this proxy statement. On December 10, 2008, the Committee approved a letter agreement with Mr. Campbell incorporating the agreement to provide Mr. Campbell with this supplemental pension benefit as well as the incorporation of provisions designed to bring the supplemental pension benefit arrangement into compliance with Section 409A of the Internal Revenue Code.

Mr. Groos participates in a supplemental pension plan sponsored by Nordson Deutschland GmbH, our wholly-owned subsidiary, as part of his employment agreement with Nordson Deutschland GmbH. Under the terms of the plan, Nordson Deutschland GmbH has agreed to accelerate Mr. Groos' age 65 normal retirement date by one-half year, for each year Mr. Groos remains employed beyond age 50. Therefore, at age 60,

Mr. Groos would be entitled to retire with an age 65 pension benefit. Mr. Groos does not receive any benefits under this supplemental plan if he retires prior to attaining age 60. The Committee approved the plan in order to retain Mr. Groos' services through age 60. Mr. Groos is age 57 as of the date of this proxy statement.

Change-in-Control Severance Agreements

The Committee believes that the occurrence, or potential occurrence, of a change-in-control transaction in which we are the target could create substantial uncertainty regarding the continued employment of our named executive officers. In order to attract and retain top executive talent, the Committee believes that we must agree to provide certain benefits and compensation if an executive officer's employment or service is terminated without cause in connection with a change-in-control. Equity awards granted to executives provide for accelerated vesting, or lapse of restrictions, upon a change-in-control. The Committee believes that accelerating these equity awards upon a change-in-control is appropriate to minimize the risk that executive officers might favor a transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the executives will remain with us after becoming aware of a pending or threatened change-in-control, and due to the increased likelihood that executives may be terminated by a successor through no fault of their own.

In addition, we believe that a termination by the executive for good reason may be conceptually the same as a termination by us without cause in certain circumstances. Recognizing that, in the context of a change-in-control, potential acquirers would otherwise have an incentive to constructively terminate our named executive officers' employment to avoid paying severance, we believe it is appropriate to provide severance benefits in these circumstances as well.

In fiscal year 2008, the Compensation Committee initiated a review of our change-in-control employment agreements with our executive officers to (1) determine if the benefits afforded to executive officers upon a change-in-control were competitive with respect to the peer group and (2) to ensure the employment agreements conformed to the rules and guidance under Internal Revenue Code Section 409A with respect to deferred compensation payments. Based on the results of the review and the recommendations of Mercer with respect to the competitiveness of our post-change-in-control executive compensation and severance benefits, the Compensation Committee, on December 10, 2008, approved Change in Control Retention Agreements for our executive officers other than Mr. Campbell. These retention agreements replaced the employment agreements previously entered into with executive officers. The retention agreements define the total compensation opportunity for executive officers for the two-year period following a change-in-control and severance benefits that would be made in the event that the executive was to be terminated within the two-year retention period without cause or for good reason, each as defined in the retention agreement. With respect to Mr. Campbell, the Committee did not replace the employment agreement entered into between Mr. Campbell and us on October 30, 1998 as the severance payments due upon a post-change-in-control termination without cause or for good reason were consistent with that of the Change in Control Retention Agreement. However, Mr. Campbell's agreement was amended on December 10, 2008 to ensure his agreement conformed to the rules and guidance under Internal Revenue Code Section 409A with respect to deferred compensation payments and, consistent with Change in Control Retention Agreements, to remove the obligation to mitigate (seek other employment and offset the severance payment with compensation from new employment) in the event of a severance qualifying termination of employment.

We believe our change-in-control policy is consistent with that of companies disclosing such provisions as reported in public filings and as periodically reported in various surveys. The Committee considers the salary and incentive compensation amounts offered under the retention agreements to be reasonable and appropriate for executive officers who may not be in a position to obtain readily comparable employment. We do not believe that named executive officers should be entitled to receive cash severance benefits merely because a change-in-control transaction occurs. The payment of cash severance benefits is only triggered by an actual or constructive termination of employment.

Mr. Campbell's Severance Arrangement

With respect to Mr. Campbell, at the time he was elected our chief executive officer, the Committee provided Mr. Campbell with an assurance that he would receive severance equal to two times his base salary and annual cash incentive in the event his employment was involuntarily terminated. These payments will be grossed-up in the event excise taxes are levied on the payments. The Committee provided this benefit based on the benefit afforded Mr. Campbell's predecessor and for purposes of retaining Mr. Campbell's services as chief executive officer. On December 12, 2007, the Committee clarified its assurance, providing that the severance payment would be made only for a termination without cause. "Cause" for this purpose is defined as committing an act of fraud, embezzlement, theft or other similar criminal act constituting a felony and involving company business. In addition, the Committee clarified that the severance arrangement does not apply in the event of a termination of Mr. Campbell's employment following a change-in-control. In that case, the severance provision of Mr. Campbell's employment agreement would be operative. On December 10, 2008, the Committee approved a letter agreement with Mr. Campbell reflecting the Committee's December 12, 2007 clarifications, as well as the incorporation of provisions designed to bring the severance arrangement into compliance with Section 409A of the Internal Revenue Code.

For a more detailed description of the severance and other benefits payable upon termination or a change-in-control, refer to the narrative and footnotes accompanying the Potential Payments Upon Termination or Change-in-Control tables of this proxy statement.

EXECUTIVE PERQUISITES

During fiscal year 2008, we provided various executive perquisites to each of our named executive officers. We provided these perquisites to promote the business objectives facilitated by each perquisite described below and to reward our named executive officers for their experience, expertise, level of responsibility, seniority, leadership qualities and advancement. We also use these perquisites to help ensure that our executive compensation program remains competitive to help us attract and retain top executive talent. Attributed costs of these perquisites for our named executive officers during fiscal year 2008 are included in the "All Other Compensation" column of the Summary Compensation Table for Fiscal Years 2008 and 2007 in the next major section of this proxy statement.

Private Clubs. We reimburse Messrs. Campbell and Keane for expenses associated with private club memberships. In addition, we provide all named executive officers with memberships to airline travel clubs. We provide these memberships to encourage entertainment of business colleagues and customers, engaging in social interaction with peers from other companies, local leadership and the community and holding business meetings at offsite locations.

Financial Planning, Tax Preparation and Estate Planning. We pay or reimburse our executive officers for financial, estate and tax planning and tax preparation fees and expenses. Beginning in fiscal year 2008, the maximum reimbursement is $5,000 per calendar year. We provide this perquisite to assist our named executive officers in obtaining high-quality financial counseling enabling them to concentrate on business matters rather than on personal financial planning.

Executive Physicals. We pay for annual physicals for U.S.-based named executive officers. Mr. Groos does not receive a corresponding benefit. We provide this perquisite as part of the overall preventive medicine program to help promptly identify and address medical issues and to preserve our investment in the named executive officers by encouraging them to maintain healthy lifestyles and be proactive in addressing actual or potential health issues.

Automobiles. We do not provide company cars to executive officers, except for Mr. Groos, and do not reimburse for business mileage driven by executive officers. Instead, we provide executive officers a car allowance. For Mr. Campbell, the allowance was $16,000 for fiscal year 2008. For other executive officers, the allowance for fiscal year 2008 was $12,000. Mr. Groos is provided a company car, as that benefit is typically provided in Germany to senior executives at Mr. Groos' level. The value of Mr. Groos use of a company car in fiscal year 2008 was $28,889.

EQUITY GRANT POLICY

Our Board of Directors has delegated to the Committee the authority to grant equity awards to executive officers under our current equity plan. It is the Committee's policy that neither the Committee nor members of our management shall backdate or manipulate any equity awards, or manipulate the timing of public releases of material information or equity awards with the intent of benefiting any award recipient. The Committee believes establishing fixed dates for equity grants is an important measure to ensure the integrity of the equity grant process.

We grant equity-based awards under the shareholder-approved 2004 Nordson Corporation Long-Term Performance Plan. Awards are effective on the date that the Committee approves the award. The Committee has delegated limited authority to our Chief Executive Officer to approve equity awards, excluding grants made to executive officers. Equity grants approved by our Chief Executive Officer in any quarter will be effective the first day of the month following public disclosure of quarterly earnings for that quarter. In the event the effective date of the grant is a Saturday, Sunday or holiday, the effective date of grant will be the first subsequent day our common shares are traded. Such grants will be reported to the Committee at the Committee's next regularly scheduled meeting. In fiscal year 2008, Mr. Campbell did not approve any stock option or restricted share grants.

There were 843,000 Nordson common shares available for grant under the Long-term Performance Plan as of October 31, 2008. All outstanding and unvested options become fully exercisable, and restrictions on any granted shares lapse, upon a change-in-control. Outstanding option awards are forfeited if a named executive officer is terminated for a violation of our Code of Business and Ethical Conduct or competes with us within one year of departure.

SHARE OWNERSHIP GUIDELINES

Effective October 7, 2005, and after a thorough review of survey data of equity ownership practices of those companies in the peer group provided by Mercer and other national surveys, we set share ownership requirements for our executive officers to emphasize our executive compensation program's objective of aligning the individual financial interests of our executive officers with the investment interests of our long-term shareholders. We require our executive officers to own the following amount of our common shares:

Chief Executive Officer	5 times base salary
President (if other than the CEO)	3 times base salary
Other Executive Officers	2 times base salary

Newly elected or promoted executive officers will have up to five years to meet the ownership requirements after their election or promotion, or in the case of executive officers in office at the time we adopted the ownership requirements, within five years of the date of adoption. The share ownership requirements are available for review at *www.nordson.com/corporate/governance.*

Executive officers who have not satisfied the share ownership requirements by the end of the five-year period or who have not shown progress (as subjectively determined by the Committee) toward the required ownership level prior to the end of such five-year period will be expected to retain 100% of the shares acquired through exercise of options, lapse of transfer restrictions on restricted shares or long term incentive share awards, net of shares tendered to cover the exercise price of the options or taxes due on the exercise of the options or the lapse of a restriction period until the share ownership requirement is achieved or there is progress towards the ownership requirement. The Committee reviews annually the actual stock ownership of each executive officer compared to the applicable stock ownership guideline, including the number of vested stock options, deferred stock equivalent units in deferred compensation plans and stock ownership in the Nordson Corporation Employee Stock Ownership Plan, each of which count as valid forms of stock ownership under the ownership guidelines.

The Committee expects the executive officers in office at the time the Guidelines were established to achieve their respective share ownership requirements by the end of fiscal year 2010. The Committee has concluded that executive officers that have been elected since the adoption of the Guidelines are making progress toward fulfillment of their respective ownership requirements by taking actions such as deferring long-term performance plan share grants, exercising and holding net stock option grants and increasing account balances in the 401(k) Nordson Stock Fund.

ACCOUNTING AND TAX CONSIDERATIONS

The Committee continuously reviews and evaluates the impact of tax laws, accounting changes and similar factors affecting our executive compensation program. For example, our recent adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment," which results in recognition of compensation expense for stock incentives, and the recent enactment of Section 409A of the Internal Revenue Code, which impacts deferred compensation arrangements, are considered as we contemplate future changes to the program.

In addition, the Committee attempts to structure the program to maximize its ability to deduct compensation payments for tax purposes. The Committee takes into account whether particular elements are "performance-based" compensation under Section 162(m) of the Internal Revenue Code. Section 162(m) sets a limit of $1,000,000 on the amount we can deduct for compensation paid to each of the chief executive officer and the three other most highly compensated executive officers other than the chief financial officer. This limit does not apply to compensation that qualifies as "performance-based" compensation under Section 162(m). Base salary does not qualify as "performance-based" compensation under Section 162(m). The Committee attempts to ensure that incentive compensation qualifies as fully deductible "performance-based" compensation. The Committee has established a requirement that executive officers will defer base salary and payouts under the annual cash incentive plan and long-term incentive plan to avoid the loss of deductibility by us to the extent that non-performance-based compensation under Section 162(m) exceeds $1,000,000.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that appears in this proxy statement. Based on such review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's definitive proxy statement on Schedule 14A and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008, each as filed with the Securities and Exchange Commission.

Compensation Committee

Stephen R. Hardis, Chairman
Joseph P. Keithley
Michael J. Merriman, Jr.
William L. Robinson
Benedict P. Rosen

January 16, 2009

SUMMARY COMPENSATION FOR FISCAL YEARS 2008 AND 2007

The following narratives, tables, footnotes and supplemental tables present the components of total compensation for our named executive officers for the fiscal years ended October 31, 2008 and October 31, 2007. Also described below are the contracts, plans, and arrangements providing for payments to our named executive officers in connection with a termination of their employment with us, including in connection with a change-in-control of the company. The value realized by the named executive officers in fiscal year 2008 from exercised stock options and vested restricted shares presented in the Option Exercises and Stock Vested During Fiscal Year 2008 table in this proxy statement. Target annual and long-term incentive awards for fiscal year 2008 are presented in the Grants of Plan-Based Awards During Fiscal Year 2008 table of this proxy statement.

The individual components of the total compensation reflected in the Summary Compensation Table are:

- Salary. Base salary earned by a named executive officer during fiscal years 2008 and 2007. Any amount of base salary deferred by a named executive officer is identified in footnote 1 to the table below.

- Bonus. Other than the cash payment to Mr. Hellman as described in the Compensation Discussion and Analysis and in footnote 2 accompanying the table below, we did not award any annual non-performance-based discretionary cash incentives to our named executive officers for fiscal years 2008 and 2007. The payouts under our annual incentive compensation plan are included in the amounts presented in the "Non-equity Incentive Plan Compensation" column of the table below.

- Stock Awards. The awards disclosed in the "Stock Awards" column consist of restricted share grants and performance share grants under our 2004 Long-Term Performance Plan for the fiscal year 2006-2008, 2007-2009 and 2008-2010 performance periods. The dollar amounts for the awards represent the grant-date fair value-based compensation expense recognized in fiscal years 2008 or 2007 under SFAS No. 123(R) for each named executive officer, as reported in our audited financial statements contained in our Annual Report on Form 10-K. Details about the Long-Term Performance Plan awards are included in the narrative accompanying the Grant of Plan-Based Awards During Fiscal Year 2008 table below.

- Option Awards. The awards disclosed in the "Option Awards" column consist of option grants in fiscal years 2008 and 2007 (to the extent such awards remained unvested in whole or in part at the beginning of fiscal year 2008 or 2007). The dollar amounts for the awards represent the grant-date fair value-based compensation expense recognized in fiscal years 2008 and 2007 under SFAS No. 123(R) for each named executive officer, as reported in our audited financial statements contained in our Annual Report on Form 10-K for fiscal years 2008 and 2007. Details about the option awards made during fiscal year 2008 are included in the narrative accompanying the Grants of Plan-Based Awards During Fiscal Year 2008 table.

- Non-Equity Incentive Plan Compensation. The amounts disclosed under the "Non-Equity Incentive Plan Compensation" column represent compensation earned during fiscal year 2008 under the annual cash incentive plan and during fiscal year 2007 under the annual cash incentive and fiscal year 2005-2007 long term incentive plan. Further information concerning the annual incentive plan may be reviewed in the Compensation Discussion and Analysis section of this proxy statement under the caption "Annual Incentive Compensation."

- Change in Pension Value. The amounts disclosed in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column represent solely any actuarial increase during fiscal years 2008 and 2007 in the pension value provided under our qualified pension plan, non-qualified supplemental executive retirement (defined benefit) plan and 2005 Deferred Compensation Plan. We do not pay above-market or preferential rates on the non-qualified deferred compensation of our named executive officers. A narrative discussion about our pension plans and non-qualified deferred compensation plan, our contributions to the qualified and non-qualified supplemental executive retirement pension plans and the estimated actuarial increase in the value of the plans accompanies the Pension

Benefits for Fiscal Year 2008 table and the Non-qualified Deferred Compensation for Fiscal Year 2008 table below.

- **All Other Compensation.** The amounts disclosed in the "All Other Compensation" column represent the combined value of the named executive officer's perquisites and our matching contributions to the qualified deferred compensation 401(k) plan and non-qualified deferred compensation plan for fiscal years 2008 and 2007. These perquisites include payments for tax preparation services, executive physicals, club memberships, and car allowances.

Summary Compensation Table For Fiscal Years 2008 and 2007

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal years ended October 31, 2008 and October 31, 2007, as applicable. For additional information regarding compensation of the named executive officers, see the "Compensation Discussion and Analysis" section of this proxy statement. Mr. Thaxton was not a named executive officer in fiscal year 2007, and therefore information on his fiscal year 2007 compensation is not included:

Name and Principal Position	Year	Salary(1) $	Bonus(2) $	Stock Awards (3) $	Option Awards (4) $	Non-Equity Incentive Plan Compensation (5) $	Change in Pension Value & Non-Qualified Deferred Compensation Earnings (6) $	All Other Compensation (7) $	Total $
Edward P. Campbell	2008	765,000	—	1,840,859	855,569	1,530,000	—	56,146	5,047,574
Chairman and Chief Executive Officer	2007	740,000	—	1,270,619	853,478	1,723,816	2,954,096	65,130	7,607,139
Peter S. Hellman	2008	174,308	191,554	84,813	32,537	—	200,809	18,360	702,381
Former President, Chief Financial and Administrative Officer	2007	515,000		586,357	267,799	906,729	666,265	55,099	2,997,249
Gregory A. Thaxton Vice President and Chief Financial Officer	2008	220,000	—	154,226	60,293	242,000	29,340	24,869	730,728
Robert A. Dunn, Jr.	2008	346,000	—	426,291	183,148	484,000	87,879	28,192	1,555,510
Senior Vice President	2007	329,157	—	237,571	158,760	440,079	990,406	30,443	2,186,416
Michael Groos (8)	2008	508,803	—	395,816	178,277	508,803	—	31,152	1,622,851
Vice President	2007	448,729	—	278,153	173,512	441,149	1,058,529	28,675	2,428,747
John J. Keane	2008	300,000	—	452,840	194,310	420,000	—	35,589	1,402,739
Senior Vice President	2007	290,000	—	307,370	179,847	388,079	198,331	35,613	1,399,240

(1) This column includes amounts of base salary each named executive officer deferred into the 2005 Deferred Compensation Plan in fiscal years 2008 and 2007: Mr. Campbell — $683,902 and $14,163; Mr. Hellman — $10,458 and $103,865; Mr. Thaxton — $21,061; Mr. Dunn — $29,276 and $18,265; and Mr. Keane — $23,975 and $21,722. Mr. Groos did not defer any base salary in fiscal years 2008 or 2007. Mr. Hellman's base salary reflects his fiscal year 2007 base salary prorated based on the number of days in fiscal year 2008 during which he was employed and payout for the unused portion of his calendar year 2008 paid time off (35 days).

(2) The cash payment to Mr. Hellman that is reported in this column is the sum of two non-performance-based discretionary payments awarded to Mr. Hellman by the Compensation Committee on December 5, 2007. The first payment, in the amount of $66,554,was paid to Mr. Hellman in recognition of his service with us as President and Chief Financial and Administrative Officer from November 1, 2007 through January 2, 2008 and represents a pro rata share of his target annual incentive compensation opportunity for fiscal year 2008 had he been employed through the end of fiscal year 2008, using his fiscal year 2007 80% of base salary target annual incentive opportunity to determine this payment. The second payment in the amount of $125,000 is the equivalent of the vested portion of a stock option grant that Mr. Hellman would have received in December 2006 had he not announced his intention to retire in February 2007. At

the Board of Directors' request, Mr. Hellman continued in his role of President and Chief Financial and Administrative Officer from February 2007 through January 2008.

(3) This column represents the dollar amount we recognized for financial statement reporting purposes for the fiscal years ended October 31, 2008 and October 31, 2007, in accordance with SFAS No. 123(R), for stock awards granted under the 2004 Long-Term Performance Plan for fiscal year 2006-2008, 2007-2009 and 2008-2010 for fiscal year 2008 and the fiscal year 2006-2008 and 2007-2009 performance periods for fiscal year 2007. Amortization of the fiscal year 2004 restricted share grant is considered in the amounts for fiscal year 2008 and 2007. The amounts reported have been adjusted to eliminate service-based forfeiture assumptions used for financial reporting purposes.

The other assumptions used in calculating these amounts are set forth in Note 13, Stock-based compensation, to the consolidated financial statements included in our Annual Reports on Form 10-K for the fiscal years ended October 31, 2008 and October 31, 2007. With respect to Mr. Hellman, the amount reported for fiscal year 2008 represents the dollar amount we recognized for financial statement reporting purposes for the fiscal year ended October 31, 2008, in accordance with SFAS No. 123(R), for stock awards granted under the 2004 Long-Term Performance Plan for fiscal year 2006-2008 and 2007-2009 performance periods and amortization of the fiscal year 2004 restricted share grant covering the service period through Mr. Hellman's retirement date .

(4) This column represents the dollar amount we recognized for financial statement reporting purposes for the fiscal years ended October 31, 2008 and 2007, in accordance with SFAS No. 123(R), for stock options granted in fiscal years 2008 and 2007 and includes amounts from awards granted prior to fiscal years 2008 and 2007 that had not vested in whole or in part at the beginning of the respective fiscal year.

Mr. Hellman was not granted any stock options for fiscal year 2008.

The table below lists the assumptions used in fiscal 2008 to estimate the values of the options granted to the named executive officers and included in this column as of October 31, 2008:

Fiscal Year	Number of Shares Granted	Exercise Price	Expected Life (in years)	Dividend Yield	Volatility	Risk-Free Rate
2004	164,200	$27.71	7.0	2.19%	0.298	3.88%
2005	120,900	$37.16	7.0	1.70%	0.297	3.88%
2006	156,800	$38.98	7.6	1.94%	0.279	4.58%
2007	116,400	$49.03	8.0	1.63%	0.285	4.57%
2008	101,850	$52.91	6.1	1.41%	0.261	3.62%

The assumptions listed in this table slightly differ from those presented in the table to footnote 3 to the Summary Compensation Table in our 2008 proxy statement due to the inclusion of Mr. Thaxton as a named executive officer for fiscal year 2008. The differences result from the difference in the vesting period for stock option grants awarded to Mr. Thaxton prior to his election as an executive officer (five year vesting period) in February 2006 and those awarded to him since February 2006 (four year vesting period).

See "Grants of Plan-Based Awards in Fiscal Year 2008" for information with respect to the stock options granted in fiscal year 2008 and "Outstanding Equity Awards at 2008 Fiscal Year End" for information with respect to the stock options granted prior to fiscal year 2008. Amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by our named executive officers.

(5) The amounts in this column for fiscal year 2008 represent the total non-equity incentive plan compensation we recognized during fiscal year 2008 under our annual cash incentive plan only. Commencing with the fiscal year 2006-2008 performance period, payouts are in performance shares.

Mr. Hellman did not participate in our non-equity incentive compensation plan in fiscal year 2008.

The amounts in this column for fiscal year 2007 represent the total non-equity incentive plan compensation we recognized during fiscal year 2007 under our annual cash incentive plan and the fiscal year 2005-2007 long-term incentive plan. The components of the column amount for fiscal year 2007 for our named executive officers are:

FY2007 Name	Fiscal Year 2007 Annual Incentive Plan ($)	Fiscal Year 2005-2007 Long-Term Incentive Plan ($)	Total Non-Equity Incentive Plan Compensation ($)
Edward P. Campbell	1,100,000	623,816	1,723,816
Peter S. Hellman	594,000	312,729	906,729
Robert A. Dunn, Jr.	316,000	124,079	440,079
Michael Groos	291,550	149,599	441,149
John J. Keane	264,000	124,079	388,079

(6) The amounts entered in this column were determined using interest rate and mortality rate assumptions consistent with those used in our financial statements and include amounts that the named executive officer may not currently be entitled to receive because such amounts are not vested.

The following tables provide further details to the increases or decreases by plan during fiscal years 2008 and 2007:

FY2008 Name	Change in Pension Plan Value ($)	Change in Supplemental Pension Plan Value ($)	Deferred Compensation Plan Earnings ($)	Total ($)
Edward P. Campbell	(41,128)	456,504	(5,790,742)	(5,375,366)
Peter S. Hellman	(9,162)	—	209,971	200,809
Gregory A. Thaxton	7,221	29,181	(7,062)	29,340
Robert A. Dunn, Jr.	(56,515)	31,826	112,568	87,879
Michael Groos	(198,931)	—	—	(198,931)
John J. Keane	(34,260)	(22,435)	(115,175)	(171,870)

FY2007 Name	Change in Pension Plan Value ($)	Change in Supplemental Pension Plan Value ($)	Deferred Compensation Plan Earnings ($)	Total ($)
Edward P. Campbell	60,314	1,268,297	1,625,485	2,954,096
Peter S. Hellman	24,825	390,522	250,918	666,265
Robert A. Dunn, Jr.	28,509	714,650	247,247	990,406
Michael Groos	185,254	873,275	—	1,058,529
John J. Keane	13,671	154,389	30,271	198,331

We are presenting the change in deferred compensation plan earnings in the above tables even though we do not provide guaranteed, above-market or preferential earnings on compensation deferred under our deferred compensation plan for U.S.-based named executive officers. We did not pay or accrue any expense for earnings on Mr. Groos' deferred compensation since Mr. Groos' deferred compensation arrangement does not require us to pay earnings on the balance of Mr. Groos' deferred compensation account. The fiscal year 2008 change for Mr. Campbell is (5,375,366), for Mr. Groos (198,931), and for Mr. Keane (171,870) but are not included in the table as they are negative amounts.

For more information regarding our deferred compensation plans, see the "Non-qualified Deferred Compensation for Fiscal Year 2008" section of this proxy statement. For more information regarding accrued benefits under our defined benefit pension plans, see the "Pension Benefits for Fiscal Year 2008" section of this proxy statement.

(7) The following tables describes each component of the "All Other Compensation" column in the Summary Compensation Table for fiscal year 2008:

Name	Total Perquisites (a) $	Company Contributions to Tax Qualified Plans $	Dividends Related to Share-Based Plans (b) $	Company Match of Charitable Contributions (c) $	Total All Other Compensation $
Edward P. Campbell	33,845	5,718	9,636	6,947	56,146
Peter S. Hellman	3,800	7,419	1,141	6,000	18,360
Gregory A. Thaxton	18,061	6,753	—	55	24,869
Robert A. Dunn, Jr.	19,184	6,900	2,008	100	28,192
Michael Groos	28,889	—	2,263	—	31,152
John J. Keane	23,181	6,900	2,008	3,500	35,589

(a) Perquisites for fiscal year 2008:

Name	Financial Planning $	Club Dues $	Executive Physicals $	Car Allowance $	Total Perquisites
Edward P. Campbell	3,800	14,045	—	16,000	33,845
Peter S. Hellman	3,800	—	—	—	3,800
Gregory A. Thaxton	3,500	325	2,236	12,000	18,061
Robert A. Dunn, Jr.	4,500	300	2,384	12,000	19,184
Michael Groos	—	—	—	28,889	28,889
John J. Keane	4,700	6,481	—	12,000	23,181

(b) Dividends paid for restricted share awards in fiscal year 2007 to the named executive officers were: Mr. Campbell: $21,840; Mr. Hellman: $10,325; Mr. Dunn: $4,550; Mr. Groos: $5,145; and Mr. Keane: $4,550. Dividends paid on the restricted share awards in fiscal year 2008 to the named executive officers were: Mr. Campbell: $9,636; Mr. Hellman: $1,141; Mr. Dunn: $2,008; Mr. Groos: $2,263; and Mr. Keane: $2,008. Mr. Thaxton was not granted restricted shares in fiscal year 2005. These amounts are included in the "All Other Compensation" column in the Summary Compensation Table for Fiscal Year 2008.

(c) The amounts in this columns represent matching contributions to the named executive officers under our employee matching gift program during fiscal year 2008. This program allows employees to contribute to qualified charitable organizations and we provide a matching contribution in an equal amount, up to an aggregate maximum amount of $6,000 per calendar year, for contributions made by each employee during the calendar year.

(8) Mr. Groos' compensation is based in Euros. The conversion rate used for purposes of converting the Euros earned by Mr. Groos into U.S. dollars for purposes of his base salary and cash incentive payout for fiscal year 2008 in this table was: €1 = $1.4921. For fiscal year 2007, the conversion rate was €1 = $1.3435.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL YEAR 2008

We granted annual performance-based cash awards to the named executive officers under our shareholder-approved 2004 Management Incentive Compensation Plan (referred to in the following table as the "MICP"). We also granted stock options and multi-year equity-based incentive awards to our named executive officers under our shareholder-approved 2004 Long-Term Performance Plan. These awards are referred to in the following table as "Options" and "LTIP", respectively.

Annual Performance-Based Cash Awards. The Compensation Committee establishes threshold, target, and maximum performance measures at the beginning of a fiscal year. Payouts are determined by actual fiscal year performance against the pre-established measures and individual named executive officer performance.

Stock Options. Our 2004 Long Term Performance Plan allows for grants of incentive and non-qualified statutory stock options. Stock options have a term of ten years, become exercisable over a four year period at the rate of 25% per year, beginning one year from the grant date and may not have an exercise price lower than the closing price of our common shares on the grant date. Each option permits the optionee to (i) pay for the exercise price with previously owned common shares and (ii) satisfy tax-withholding obligations with shares acquired upon exercise.

Information with respect to each of these awards on a grant-by-grant basis is set forth in the table. Stock options are granted with an exercise price equal to the fair market value of our common shares on the date of grant.

Multi-Year Equity-Based Performance Awards. The Compensation Committee may approve long-term incentive awards for executive officers based on three-year cumulative performance measures as selected by the Compensation Committee. If the target measure is achieved, the executive officers receive a payout of 100% of the award. For the fiscal year 2006-2008 performance period and thereafter, awards are paid in our common shares. The payout will vary based upon the actual three-year performance. However, the three-year performance threshold must be achieved before any payout is made.

Grants of Plan-Based Awards During Fiscal Year 2008 Table

The following table, footnotes, and narrative present the components of the plan-based grants made to our named executive officers during fiscal year 2008. Mr. Hellman did not receive any grants in fiscal year 2008.

			Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					
Name	Plan	Grant Date	Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #	All Other Option Awards: Number of Securities Underlying Options(3) #	Exercise or Base Price of Option Awards $/sh	Grant Date FV of Stock and Option Awards(4) $
Edward P. Campbell	MICP	Dec. 5, 2007	382,500	765,000	1,530,000	–	–	–	–	–	–
	LTIP	Dec. 5, 2007	–	–	–	9,825	19,650	39,300	–	–	997,041
	Options	Dec. 5, 2007	–	–	–	–	–	–	55,750	52.91	809,490
Gregory A. Thaxton	MICP	Dec. 5, 2007	60,500	121,000	242,000	–	–	–	–	–	–
	LTIP	Dec. 5, 2007	–	–	–	1,225	2,450	4,900	–	–	124,313
	Options	Dec. 5, 2007	–	–	–	–	–	–	6,800	52.91	98,736
Robert A. Dunn, Jr.	MICP	Dec. 5, 2007	121,100	242,200	484,400	–	–	–	–	–	–
	LTIP	Dec. 5, 2007	–	–	–	2,418	4,835	9,670	–	–	245,328
	Options	Dec. 5, 2007	–	–	–	–	–	–	13,800	52.91	200,376
Michael Groos	MICP	Dec. 5, 2007	127,201	254,402	508,803	–	–	–	–	–	–
	LTIP	Dec. 5, 2007	–	–	–	2,075	4,150	8,300	–	–	210,571
	Options	Dec. 5, 2007	–	–	–	–	–	–	11,700	52.91	169,884
John J. Keane	MICP	Dec. 5, 2007	105,000	210,000	420,000	–	–	–	–	–	–
	LTIP	Dec. 5, 2007	–	–	–	2,418	4,835	9,670	–	–	245,328
	Options	Dec. 5, 2007	–	–	–	–	–	–	13,800	52.91	200,376

(1) These columns show the dollar value of the potential payout for our named executive officers under the MICP at threshold, target or maximum performance. The measures and potential payouts are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement under the caption "Annual Incentive Compensation."

(2) These columns show the potential number of shares to be paid out for our named executive officers under the LTIP at threshold, target or maximum performance. The measures and potential payouts are described in more detail in the Compensation Discussion and Analysis section of this proxy statement under the caption "Long Term Incentive Compensation." The dollar amount recognized for financial reporting purposes in fiscal year 2008 for these performance awards is included in the "Stock Awards" column of the Summary Compensation Table for Fiscal Year 2008.

(3) The amounts in this column reflect the aggregate value of the award on the grant date determined in accordance with SFAS No. 123(R).

(4) For FAS 123R purposes, we use the Black-Scholes option pricing model to calculate the fair value of stock options. The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, the risk-free interest rate, dividend yield and exercise price. The exercise price of stock options granted under our Long Term Performance Plan is the fair market value of our

common shares on the date of grant. The following table sets forth the FAS 123R assumptions used in the calculation of the amounts for stock option awards presented in the table:

a. Expected Volatility: 26.1%
b. Risk-Free Interest Rate: The rate available at the time the grant was made on zero-coupon U.S. Government issues with a remaining term equal to the expected life: 3.62%.
c. Dividend Yield: 1.41% based on the historical dividend yield.
d. Expected Life: 6.1 years.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR-END

The following table, footnotes and narrative describe equity awards granted to our named executive officers under our 2004 Long Term Performance Plan that were outstanding as of the end of fiscal year 2008:

- **Non-Qualified Stock Options (disclosed under the "Option Awards" columns).** Consist of annual stock option grants made to our named executive officers. Stock options have a term of ten years and become exercisable over a four year period at the rate of 25% per year, beginning one year from the grant date.

- **Restricted Share Awards (disclosed under the "Stock Awards" columns).** Consists of restricted share grants made to our named executive officers for fiscal year 2005. The restrictions on transfer of these common shares expired four years from the date of grant, November 9, 2008.

- **Fiscal Year 2007-2009 Performance Incentive Awards (disclosed as "LTIP" awards under the "Stock Awards" columns).** The fiscal year 2007-2009 performance period began on November 1, 2007 and concludes on October 31, 2009. The payout of these awards will be in the form of our unrestricted common shares. The ultimate value of the awards will depend on the number of shares earned and the price of our common shares at the time payouts are made.

- **Fiscal Year 2008-2010 Performance Incentive Awards (disclosed as "LTIP" awards under the "Stock Awards" columns).** The fiscal year 2008-2010 performance period began on November 1, 2008 and concludes on October 31, 2010. The payout of these awards will be in the form of our unrestricted common shares. The ultimate value of the awards will depend on the number of shares earned and the price of our common shares at the time payouts are made.

Outstanding Equity Awards At Fiscal 2008 Year-End Table

The following table sets forth information with respect to option awards, restricted share awards and performance share awards held by our named executive officers as of October 31, 2008.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options - Exercisable(1) #	Number of Securities Underlying Unexercised Options - Unexercisable #	Option Exercise Price $/sh	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested (2) $	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested #	Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested $
Edward P. Campbell								
2007 LTIP(3)	—	—	—	—	—	—	44,800	1,654,464
2008 LTIP(3)	—	—	—	—	—	—	39,300	1,451,349
Restricted Shares:								
9-Nov-04(4)	—	—	—	—	13,200	487,476	—	—

Name	Option Awards: Number of Securities Underlying Unexercised Options - Exercisable(1) #	Option Awards: Number of Securities Underlying Unexercised Options - Unexercisable #	Option Awards: Option Exercise Price $/sh	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested #	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested (2) $	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested #	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested $
Stock Options:								
9-Dec-02	85,000	—	27.78	9-Dec-2012	—	—	—	—
3-Nov-03	85,000	—	27.71	3-Nov-2013	—	—	—	—
9-Nov-04[5]	46,800	15,600	37.16	9-Nov-2014	—	—	—	—
14-Nov-05[6]	36,800	36,800	38.99	14-Nov-2015	—	—	—	—
22-Nov-06[7]	15,875	47,625	48.77	22-Nov-2016	—	—	—	—
5-Dec-07[8]	—	55,750	52.91	5-Dec-2017	—	—	—	—
Peter S. Hellman								
2007 LTIP[3]	—	—	—	—	—	—	6,800	251,124
Stock Options:								
6-Nov-00	40,000	—	28.50	6-Nov-2010	—	—	—	—
5-Nov-01	80,000	—	23.07	5-Nov-2011	—	—	—	—
9-Dec-02	36,000	—	27.78	9-Dec-2012	—	—	—	—
3-Nov-03	36,000	—	27.71	3-Nov-2013	—	—	—	—
9-Nov-04[5]	19,837	—	37.16	9-Nov-2014	—	—	—	—
14-Nov-05[6]	17,000	—	38.99	14-Nov-2015	—	—	—	—
Gregory A. Thaxton								
2007 LTIP[3]	—	—	—	—	—	—	5,100	188,343
2008 LTIP[3]	—	—	—	—	—	—	4,900	180,957
Stock Options:								
4-Nov-02[9]	240	—	26.27	4-Nov-2012	—	—	—	—
3-Nov-03[9]	240	240	27.71	3-Nov-2013	—	—	—	—
9-Dec-04[9]	240	480	36.91	9-Dec-2014	—	—	—	—
7-Dec-05[9]	360	1,080	38.50	7-Dec-2015	—	—	—	—
22-Nov-06[7]	1,825	5,475	48.77	22-Nov-2016	—	—	—	—
5-Dec-07[8]	—	6,800	52.91	5-Dec-2017	—	—	—	—
Robert A. Dunn, Jr.								
2007 LTIP#1[3]	—	—	—	—	—	—	8,200	302,826
2007 LTIP#2[10]	—	—	—	—	—	—	3,000	110,790
2008 LTIP[3]	—	—	—	—	—	—	9,670	357,113
Restricted Shares:								
9-Nov-04[4]	—	—	—	—	2,750	101,558	—	—
Stock Options:								
9-Nov-04[5]	7,162	2,388	37.16	9-Nov-2014	—	—	—	—
14-Nov-05[6]	6,700	6,700	38.99	14-Nov-2015	—	—	—	—
22-Nov-06[7]	2,875	8,625	48.77	22-Nov-2016	—	—	—	—
20-Feb-07[9]	1,125	3,375	55.62	20-Feb-2017	—	—	—	—
5-Dec-07[8]	—	13,800	52.91	5-Dec-2017	—	—	—	—
Michael Groos								
2007 LTIP[3]	—	—	—	—	—	—	9,600	354,528
2008 LTIP[3]	—	—	—	—	—	—	8,300	306,519
Restricted Shares:								
9-Nov-04[4]	—	—	—	—	3,100	114,483	—	—
Stock Options:								
9-Nov-04[5]	—	2,938	37.16	9-Nov-2014	—	—	—	—
14-Nov-05[6]	—	8,000	38.99	14-Nov-2015	—	—	—	—
22-Nov-06[7]	—	10,200	48.77	22-Nov-2016	—	—	—	—
5-Dec-07[8]	—	11,700	52.91	5-Dec-2017	—	—	—	—
John J. Keane								
2007 LTIP[3]	—	—	—	—	—	—	11,200	413,616
2008 LTIP[3]	—	—	—	—	—	—	9,670	357,113
Restricted Shares:								
9-Nov-04[4]	—	—	—	—	2,750	101,558	—	—

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexer-cised Options - Exercis-able(1) #	Number of Securities Underlying Unexer-cised Options - Unexercis-able #	Option Exercise Price $/sh	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested (2) $	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested #	Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested $
Stock Options:								
4-Nov-02[11]	960	—	26.27	4-Nov-2012	—	—	—	—
3-Nov-03	13,000	—	27.71	3-Nov-2013	—	—	—	—
9-Nov-04[5]	7,162	2,388	37.16	9-Nov-2014	—	—	—	—
14-Nov-05[6]	9,000	9,000	38.99	14-Nov-2015	—	—	—	—
22-Nov-06[7]	4,000	12,000	48.77	22-Nov-2016	—	—	—	—
5-Dec-07[8]	—	13,800	52.91	5-Dec-2017	—	—	—	—

(1) Represents vested stock options granted to our named executive officers for fiscal years 2000-2008. As of October 31, 2008, none of the options granted to any of our named executive officers during fiscal year 2008 had vested.

(2) Based on the closing price of our common shares on October 31, 2008 — $36.93 per share.

(3) These performance shares were granted in November 22, 2006 and December 5, 2007, respectively, and are earned upon achievement of performance goals over the fiscal year 2007-2009 and 2008-2010 performance periods. The award granted on December 5, 2007 is reported in the Grants of Plan-Based Awards During Fiscal Year 2008 table.

(4) Consist of restricted shares from the November 9, 2004 grant. These shares vested on November 9, 2008. With respect to Mr. Hellman, under the terms of the 2004 Long Term Performance Plan, at the time of his retirement, restrictions lapsed on 4,948 shares representing the number of months (38) in the total service period covering the grant (48 months) that Mr. Hellman provided services to us. We recognized the compensation expense for the two months in fiscal year 2008 that Mr. Hellman was employed prior to his retirement.

(5) The options are exercisable in four equal annual installments (25% of grant per year), commencing November 9, 2005.

(6) The options are exercisable in four equal annual installments (25% of grant per year), commencing November 14, 2006.

(7) The options are exercisable in four equal annual installments (25% of grant per year), commencing November 22, 2007.

(8) The options are exercisable in four equal annual installments (25% of grant per year), commencing December 5, 2008.

(9) Consist of stock options granted November 4, 2002, November 3, 2003, December 9, 2004 and December 7, 2005 under the Key Employee Stock Option Program. Under this program, the Compensation Committee may grant stock options to key employees other than executive officers. Mr. Thaxton was not an executive officer on the date these options were granted. The options became exercisable in five equal annual installments (20% of grant per year), commencing November 4, 2003, November 3, 2004, December 9, 2005 and December 7, 2006, respectively.

(10) Consist of an additional long term incentive award for the fiscal year 2007-2009 performance period and stock options granted February 20, 2007, the date Mr. Dunn was promoted to Senior Vice President.

(11) Consist of stock options granted November 4, 2002 under the Key Employee Stock Option Program. Under this program, the Compensation Committee may grant stock options to key employees other than executive officers. Mr. Keane was not an executive officer on the date these options were granted. The options became exercisable in five equal annual installments (20% of grant per year), commencing November 4, 2003.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2008

The following table sets forth information with respect to the stock options exercised by our named executive officers and restricted shares that vested during fiscal year 2008:

	Option Awards		Stock Awards	
Name	Acquired on Exercise #	Value Realized on Exercise (1) $	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
Edward P. Campbell	192,000	8,975,040	18,000	955,620
Peter S. Hellman	67,500	3,046,636	8,500	451,265
Gregory A. Thaxton	—	—	—	—
Robert A. Dunn, Jr.	26,000	1,131,070	3,750	199,088
Michael Groos	24,212	818,154	4,250	225,633
John J. Keane	—	—	3,750	199,088

(1) The Value Realized on Exercise is the difference between the market price of our common shares on date of exercise and the exercise price of the option.

(2) The fair market value of the restricted share grant that lapsed on November 3, 2007 was $53.09 per share.

PENSION BENEFITS FOR FISCAL YEAR 2008

The following table and narrative set forth the actuarial present value of, and other information about, the benefits accumulated by each of our named executive officers for fiscal year 2008.

Name	Plan Name	Number of Years Credited Service #	Present Value of Accumulated Benefit (1) $	Payments During Last Fiscal Year $
Edward P. Campbell	Salaried Employees Pension Plan	20.5	388,479	—
	Supplemental Executive Retirement Plan (Defined Benefit) (2),(3)	31.5	13,277,729	—
Peter S. Hellman	Salaried Employees Pension Plan	8.8	144,144	—
	Supplemental Executive Retirement Plan (Defined Benefit) (4)	8.8	—	1,365,267
Gregory A. Thaxton	Salaried Employees Pension Plan	19.0	133,507	—
	Supplemental Executive Retirement Plan (Defined Benefit)	19.0	29,181	—
Robert A. Dunn, Jr.	Salaried Employees Pension Plan	37.0	633,437	—
	Supplemental Executive Retirement Plan (Defined Benefit)	37.0	2,413,127	—
Michael Groos	Statutory Pension Plan (5)	29.3	2,349,361	—
John J. Keane	Salaried Employees Pension Plan	16.0	125,634	—
	Supplemental Executive Retirement Plan (Defined Benefit)	16.0	246,319	—

(1) The actuarial assumptions used to determine the present value of the accumulated benefit at October 31, 2008 are:

- measurement date of October 31;
- retirement at age 65;
- discount rate of 8.0%;

- rate of compensation increases are 4.5% (before age 30); 3.5% (ages 30-45) and 2.51% (age 46 and above) for the qualified pension plan and the non-qualified excess defined benefit plans; and the RP 2000 Mortality Table for both males and females (post-retirement only).

(2) Under the arrangement described in the Compensation Discussion and Analysis section of this proxy statement under the caption "Supplemental Executive Retirement Plan (Defined Benefit)," and in the narrative following these footnotes, Mr. Campbell is credited with 30 years of service as of October 31, 2007, the maximum number of years of credit available under this plan.

(3) Of the present value of accumulated benefit amount, $9,139,350 represents the benefit to Mr. Campbell of the agreement to provide him a supplemental benefit discussed in the Compensation Discussion and Analysis section of this proxy statement under the caption "Supplemental Executive Retirement Plan (Defined Benefit)" and in the narrative following these footnotes.

(4) Following his retirement and in accordance with the provisions of the Supplemental Executive Retirement Plan (Defined Benefit), Mr. Hellman received a distribution of $1,365,267 from the Supplemental Executive Retirement Plan (Defined Benefit). This distribution was made in accordance with the rules governing distributions to "covered persons" under Section 409A of the Internal Revenue Code.

(5) The present value of Mr. Groos' statutory pension plan is based on an age 60 retirement including the value of the supplemental pension arrangement with Mr. Groos. Specifics of the arrangement are discussed in the Compensation Discussion and Analysis section of this proxy statement under the caption "Supplemental Executive Retirement Plan (Defined Benefit)" and in the narrative following these footnotes.

We sponsor the Nordson Corporation Salaried Employees Pension Plan, a qualified defined benefit pension plan for our U.S.-based salaried employees, including our U.S.-based named executive officers. Benefits under the pension plan are based on a "final average pay," which means the monthly average of the highest aggregate compensation (base salary and annual incentive cash payment) for 60 months of the 120 most recent consecutive months prior to retirement.

Normal retirement age under the pension plan is age 65. Employees who retire on or after age 55 may begin receiving their benefit immediately with a 6% reduction in the benefit for every year prior to age 65 that the benefit begins. Employees become 100% vested in their benefit at the earlier of age 55, or after five years of service.

If the employee dies prior to receiving the vested benefit, the surviving spouse, if any, will receive a 50% survivor annuity for the rest of the surviving spouse's life. Benefits under the pension plan become payable on the first of the month following retirement, normally at age 65, absent any election by a participant to commence the payment of benefits at a different time. Benefits are payable in one of the following ways:

- **Life Only Annuity.** If a participant is not married or has been married less than 12 months when payments begin and does not elect an optional payment method, he or she will receive the full amount of his or her benefit in equal monthly installments for the rest of his or her life. Payments begin on the first of the month following the retirement date. After death, no additional payments are made.

- **50% Joint & Survivor Annuity.** If a participant is married for at least 12 months when payments begin, he or she will receive his or her benefit as a 50% Joint & Survivor Annuity, absent election of (and spousal consent for) an optional payment form. Under this option, a participant will receive a reduced monthly benefit during his or her lifetime. After the participant's death, his or her spouse receives a benefit equal to 50% of the monthly benefit the participant was receiving. If the spouse dies before the participant, but after the participant begins receiving payments, the participant will continue to receive the same benefit amount during his or her lifetime and no additional payments are made after death.

- **100% (or 75%) Joint & Survivor Annuity.** A participant will receive a reduced lifetime benefit under this option. The participant names a beneficiary and chooses the percentage of his or her benefit to continue to that individual after the participant's death. After death, the beneficiary receives the percentage of benefit elected (100% or 75%) for the remainder of his or her life. The participant's age at the date the benefit commences, the beneficiary's age and the percentage elected to continue after death affect the amount of the benefit received during the participant's lifetime.

- **10 Year Certain Annuity.** A participant will receive a reduced lifetime benefit in equal monthly installments with payments guaranteed for at least ten years under this option. Payments continue for the rest of the participant's life even if he or she lives longer than the period of time elected. However, if the participant receives less than 120 payments before death, the same monthly benefit continues to the beneficiary until the combined total number of installment payments are made.

- **Level Income Option.** This option allows a participant to receive an increased monthly payment from the pension plan initially if a participant retires early and begins receiving payments from the pension plan before he or she is eligible for social security benefits. After social security benefits begin, the monthly payment from the pension plan is reduced. This option does not provide any survivor benefit and, therefore, no benefit is payable after death.

Mr. Groos is a participant in the Alter Pensionplan, the defined benefit pension plan sponsored by Nordson Deutschland GmbH. The benefit is 0.5% of base salary under the German social security contribution ceiling and 1.5% of base salary above the ceiling. There is a reduction if benefits are received prior to normal retirement age (age 65). Mr. Groos' supplemental pension arrangement with Nordson Deutschland GmbH will provide benefits that are reduced for retirement at age 60. This plan has been closed to new participants since fiscal year 2005.

Supplemental Executive Retirement Plan (Defined Benefit)

We also provide a supplemental executive retirement defined (pension) benefit for our U.S.-based named executive officers through the Nordson Corporation Supplemental Executive Retirement Plan (Defined Benefit), which is a non-qualified excess pension plan.

This supplemental plan is designed to work in conjunction with our qualified pension plan. The pension benefit outlined above for our qualified pension plan is calculated as if there were no compensation limits under the Internal Revenue Code. Then, the maximum benefit allowable is paid out under our qualified pension plan and the balance is paid out under the supplemental plan.

In addition to the benefit payout alternatives listed above, under the supplemental plan, our named executive officers may elect their benefit to be paid in a lump sum following termination of employment.

Benefits under the supplemental plan are unsecured and are payable from our general assets. Payments will be delayed if and to the extent payment within six months of the termination of employment will result in the imposition of additional taxes on the named executive officer pursuant to Section 409A of the Internal Revenue Code. Payments delayed due to Section 409A rules will accrue interest during the deferral period at the 10-year Treasury bill rate in effect on the first business day of the supplemental plan year in which the delayed payment period commences.

We have agreed to provide Mr. Campbell with an additional non-qualified pension benefit under the supplemental plan in order to restore some of the benefit he would have received if he had remained with his former employer. Mr. Campbell is a participant in the qualified pension plan, but his benefit will be modified to recognize his prior service with his former employer. His "average annual compensation" under the supplemental plan will be determined as the average of his compensation during his 36 consecutive highest paid months (instead of 60), and he will be eligible for the full pension benefit at age 60. He may retire prior to age 60 commencing at age 55, but his benefit will be reduced 5% per year for retirement before age 60. His benefit will also be reduced by the amount of any pension benefit payment he receives from the pension plan of his former employer. Mr. Campbell had eleven years of employment with his former employer.

For the purpose of retaining Mr. Groos' services as the senior manager for our European operations, we agreed to provide Mr. Groos' with a supplemental pension arrangement with Nordson Deutschland GmbH. This arrangement permits Mr. Groos to accelerate his retirement age (65) under the Alter Pensionplan described above by one-half year for each year Mr. Groos remains employed with Nordson Deutschland GmbH after reaching age 50.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

The following table sets forth the contributions, earnings, withdrawals or distributions and aggregate balances for the named executive officers participating in our deferred compensation plans for fiscal year 2008.

Name	Plan Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate With-drawals / Distributions(2) ($)	Aggregate Balance at Last Fiscal Year End ($)
Edward P. Campbell	Deferred Compensation Plan	—	—	(2,553,733)	—	4,681,722
	2005 Deferred Compensation Plan	2,971,424	58,471	(3,237,009)	—	6,275,273
Peter S. Hellman	Deferred Compensation Plan	—	—	102,025	610,546	2,520,071
	2005 Deferred Compensation Plan	50,091	32,700	107,946	3,995,233	—
Gregory A. Thaxton	Deferred Compensation Plan	—	—	—	—	—
	2005 Deferred Compensation Plan	21,061	1,388	(7,062)	—	23,023
Robert A. Dunn, Jr.	Deferred Compensation Plan	—	—	45,514	—	1,342,804
	2005 Deferred Compensation Plan	301,116	16,197	67,054	—	1,818,520
Michael Groos	Nordson Deutschland Deferred Compensation Arrangement (3)	—	—	—	—	2,454,659
John J. Keane	Deferred Compensation Plan	—	—	—	—	—
	2005 Deferred Compensation Plan	165,750	12,498	(115,175)	—	414,031

(1) This column includes amounts of base salary each named executive officer deferred in fiscal year 2008: Mr. Campbell — $683,902; Mr. Hellman — $10,458; Mr. Thaxton — $21,061; Mr. Dunn — $29,276; Mr. Groos — $0; and Mr. Keane — $23,975. These amounts deferred are included in the "Salary" column of the Summary Compensation Table for Fiscal Year 2008 and also noted in footnote number 1 to that table.

(2) Mr. Hellman elected to have his balances in his deferred compensation accounts distributed in fiscal year 2008 under the distribution provisions of the respective plans.

(3) The conversion rate used for purposes of converting Euros contributed by Mr. Groos to his deferred compensation arrangement account to U.S. dollars is the Euro to US dollar exchange rate on October 31, 2008: €1 = $1.2744.

Deferred Compensation Plans

Under the 2005 Deferred Compensation Plan, our named executive officers may elect to defer up to 100% of their base pay, annual cash incentive and long term incentive payout each year. A named executive officer may elect to invest in a number of investment accounts designated by the Compensation Committee including an account comprised of units of our common shares. The cash investment accounts mirror the investment funds and investment returns provided under the qualified defined contribution 401(k) plan, although the plans are not linked. A named executive officer may elect to transfer investment funds each 30 days, the same as under the 401(k) plan.

The number of units credited to the share unit account is based on the closing price of our common shares on the day the share units are credited to the account and includes additional share units credited for quarterly dividends paid on our common shares.

A named executive officer can elect to receive payment in the form of a single lump sum payment or periodic payments over a period of 5, 10 or 15 years. At least 12 months prior to a distribution, a named executive officer may make an election to change the payment date or form of payment, provided that the distribution occurs at least five years after the original date of distribution.

The Compensation Committee may accelerate the distribution of part or all of one or more of a participant's accounts for reasons of a severe financial hardship that cannot be met using other financial resources. If a participant dies, payment will be made to the participant's beneficiary. For all distributions, cash will be paid with respect to the cash accounts and our common shares will be issued equal to the number of share units in the participant's share unit account.

Deferrals to the Deferred Compensation Plan, the predecessor plan to the 2005 Deferred Compensation Plan, were not permitted after December 31, 2004. In order to permit deferrals and payouts that complied with Section 409A of the Internal Revenue Code, we adopted the 2005 Deferred Compensation Plan effective for deferrals by the named executive officers after January 1, 2005. On December 10, 2008, the Compensation Committee adopted the Amended and Restated 2005 Deferred Compensation Plan to bring the plan into compliance with final rules issued under Section 409A.

The investment options under the Deferred Compensation Plan and the 2005 Deferred Compensation were identical for fiscal year 2007 and 2008. There were seven investment funds that a named executive officer could choose with annual rates of return for the year ended October 31, 2008 ranging from (49.0044) to 3.72%.

Investment Funds	2007 Return %	2008 Return %
Investment Contract	4.00%	3.72
Money Market	4.95%	2.6526
Large Cap Value	12.72%	(35.6132)
Large Cap Blend	14.35%	(25.572)
Large Cap Growth	22.09%	(35.9894)
International Equity Index	33.52%	(49.0044)
Nordson Stock (includes dividends)	17.845%	(29.03)

Mr. Groos' Deferred Compensation Plan

Nordson Deutschland GmbH has a deferred compensation arrangement with Mr. Groos. Under the terms of the arrangement, which was effective October 1, 1998, Mr. Groos is permitted annually to renounce (refuse to receive) all or a portion of the payouts under the annual incentive compensation plan and long term incentive compensation plan prior to the payouts being made. The renounced amount is applied to the purchase of a life insurance policy. The face value of the policy is equal to the amount renounced by Mr. Groos. Nordson Deutschland GmbH is the named insured of this policy. Coincidental with the procurement of the insurance policy, Nordson Deutschland GmbH issues a contractual commitment (in other words, a lien) in favor of Mr. Groos for the proceeds of the insurance policy. The proceeds of the insurance policy will be distributed to Mr. Groos upon his retirement or his estate in the event of his death prior to retirement.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The following narrative describes payments to each named executive officer or his or her beneficiaries that would be triggered by the occurrence of a loss of employment in each of the following situations: death, disability, retirement, termination without cause or for good reason, and termination in connection with a change-in-control.

Payments Made Upon All Terminations

A named executive officer will receive the following payments upon a termination of employment due to death, disability, retirement, termination without cause or for good reason or termination in connection with a change-in-control:

- base salary earned but not yet paid as of the date of termination;
- annual cash incentive payout earned but not yet paid as of the date of termination; and
- long term incentive payouts for the most recently completed three-year performance period not yet paid as of the date of termination.

Payouts of account balances of the qualified defined benefit pension plan and the 401(k) plan would be made under the payout provisions of those plans.

Payments Upon Death

Upon loss of employment due to the death of a named executive officer, in addition to the payments described above, the estate of a named executive officer would receive the following:

- a payout of the named executive officer's entire deferred compensation account balance; and
- pro-rated payouts for the fiscal year 2007-2009 and fiscal year 2008-2010 long-term incentive plan performance periods. Payouts would be determined at the conclusion of the respective performance period. However, for purposes of determining the payouts for the table, we have assumed expected performance.

Payments Upon Long-Term Disability

Upon incurring a long-term disability resulting in a loss of employment with us, our U.S.-based named executive officers will receive all the payments described above in the "Payments Made Upon All Terminations" and the following:

- monthly benefits under the long-term disability plan;
- 24 months of health care coverage based on the applicable COBRA rates for the named executive officer;
- a payout of the named executive officer's entire deferred compensation account balance; and
- pro-rated payouts for the fiscal year 2007-2009 and fiscal year 2008-2010 long-term incentive plan performance periods. Payouts would be determined at the conclusion of the respective performance period. However, for purposes of determining the payouts for the table, we have assumed expected performance.

The disability benefit payable under the long-term disability plan is funded through a group life insurance policy. Any amounts due to a named executive officer above the maximum annual disability payment provided by the long-term disability policy ($25,000 per month) would be paid from our general assets.

Mr. Groos receives a long-term disability benefit under the pension plan sponsored by Nordson Deutschland GmbH.

Payments Upon Retirement

Upon a loss of employment due to retirement, our named executive officers will receive the payments described above under "Payments Made Upon All Terminations" and the following:

- payout of the named executive officer's deferred compensation account balances in accordance with the named executive officer's distribution election; and
- pro-rated payouts for the fiscal year 2007-2009 and fiscal year 2008-2010 long-term incentive plan performance periods. Payouts would be determined at the conclusion of the respective performance period. However, for purposes of determining the payouts for the table, we have assumed expected performance.

Payments Upon Termination for Cause or Good Reason or Voluntary Termination

Upon a termination for cause or for good reason or a voluntary termination, the named executive officer receives the payments described above under "Payments Made Upon All Terminations." No additional or enhanced payments would be made to a named executive officer.

On December 12, 2007, the Compensation Committee of the Board of Directors clarified the assurance made to Mr. Campbell upon his election as chief executive officer by providing that the payment of two times base salary and annual cash incentive applies only in the instance of an involuntary termination other than for cause. "Cause" is defined as committing an act of fraud, embezzlement, theft or other similar criminal act constituting a felony and involving our business.

Payments Upon Termination Without Cause or for Good Reason

Upon a termination without cause or for good reason of a named executive officer, the named executive officer will receive the payments described above under "Payments Made Upon All Terminations." We have no contractual obligation to provide severance payments or benefits to a named executive officer whose employment is terminated without cause or for good reason, other than with respect to Mr. Campbell under his severance arrangement and for all named executive officers, in the instance of a termination without cause or for good reason following a change-in-control. If any negotiated severance arrangement were entered into between us and a named executive officer, we would require the named executive officer to sign a general release and waiver of claims against us and would typically require compliance with confidentiality and non-compete restrictions. Any agreed-upon severance payment will generally be made in equal installments over regular payroll periods subject to delay in the commencement of payments required by Section 409A of the Internal Revenue Code.

Payments in Connection with a Change-in-Control

A change-in-control occurs if and when:

- subject to certain exceptions, any "person" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934) is or becomes a beneficial owner, directly or indirectly, of securities representing 25% or more of the combined voting power of our then outstanding securities eligible to vote for the election of the board of directors;
- during any period of 24 consecutive months, individuals who at the beginning of such 24-month period were our directors, which we refer to as the incumbent board, cease to constitute at least a majority of the board of directors, unless the election, or nomination for election, of any person becoming a director subsequent to the beginning of such 24-month period was approved by a vote of at least two-thirds of the incumbent board;
- our shareholders approve a plan of complete liquidation or dissolution;
- all or substantially all of our assets are sold in a single transaction or a series of related transactions to a single purchaser or a group of affiliated purchasers; or
- we are merged with another corporation and, as a result, securities representing less than 50% of the combined voting power of the surviving or resulting corporation's securities (or of the securities of a parent corporation in case of a merger in which the surviving or resulting corporation becomes a wholly-owned subsidiary of the parent corporation) are owned in the aggregate by holders of our securities immediately prior to such merger or consolidation.

A change-in-control results in has the following effects under our various executive compensation plans:

- any outstanding unvested stock options held by a named executive officer vest and become exercisable immediately upon a change-in-control; and
- any outstanding long term performance plan performance units vest immediately in the event of a change-in-control.

Payments Upon a Qualifying Termination Following a Change-in-Control

Each of the change-in-control employment agreements in effect on October 31, 2008 and discussed in the Compensation Discussion and Analysis section of this proxy statement under the caption "Change in Control Severance Agreements" requires two triggering events before any severance payments are made to the named executive officers:

- change-in-control (as defined above); and
- subsequent termination of the employment of the named executive officer without cause or for good reason.

Each change-in-control employment agreement provides that, if the employment of the named executive officer is terminated during the two years following a change-in-control by us without "cause" (as defined in the agreements) or by the named executive officer for "good reason" (as described below), the named executive officer would receive the following:

- severance pay of up to two times the named executive officer's annual base salary and annual cash incentive compensation;
- cash payment equal to the Black-Scholes value of up to two years of stock option grants;
- continuation of welfare benefits (e.g., medical, life insurance, disability coverage) for up to two years;
- car allowance for up to two years;
- up to two years of financial planning, country, professional and travel club expense reimbursement; and
- if applicable, a "gross up" payment to offset the effect, if any, of the excise tax imposed by Section 4999 of the Internal Revenue Code on such severance payments.

In addition, each named executive officer would receive five additional years of age and two additional years of service credit under the defined benefit pension plan and excess defined benefit pension plan.

"Good reason" for termination of employment by the named executive officer includes, without limitation, a reduction in duties, compensation, or benefits, relocation, or termination of employment by the executive for any or no reason during the 180-day period beginning on the 91st day after the change-in-control.

Potential Payments Upon Termination Or Change-In-Control Tables

The following tables present additional or enhanced payments to each named executive officer in the event of a loss of employment due to death, disability, retirement, termination without cause or for good reason or a qualifying termination following a change-in-control. The tables also identify the additional or enhanced benefits that would be received upon a change-in-control. There is no table depicting additional or enhanced payments to Mr. Hellman in the event of a change-of-control or a termination of employment due to death, long-term disability, retirement, involuntary termination without cause or following a change-in-control since Mr. Hellman was not employed on the last day of the fiscal year.

In determining the amounts reflected in the following tables, we used the following general assumptions and principles:

- each of the triggering events occurred on October 31, 2008 (including the change-in-control and the qualifying termination following a change-in-control);
- no amounts for base salaries, annual cash incentives or the fiscal year 2006-2008 long-term performance plan payout are included in the following tables because the amounts are already earned as of October 31, 2008 and are not affected or enhanced by any of the triggering events;
- amounts were calculated based on each named executive officer's age, compensation and years of service as of October 31, 2008;
- the value of our common shares on October 31, 2008 was $36.93 per share;
- no amounts were included for account balances in our qualified defined contribution 401(k) plan because this plan is available to all U.S.-based salaried employees who have worked the minimum amount of hours required to receive this benefit; and
- no amounts were included for account balances under our deferred compensation plans because these amounts, which are reported under the "Aggregate Balance at Last Fiscal Year End" column in the Non-qualified Deferred Compensation for Fiscal Year 2008 table of this proxy statement, would not be enhanced in connection with any triggering event.

- accelerated stock options were valued at an amount per share equal to the difference between $36.93 and the grant price per share for each of the accelerated stock options. The exercise price of all outstanding and unvested stock options were below the closing price of our common shares on October 31, 2008; and
- the value of the long term incentive plan payout was determined using an expected performance payout at $36.93 per share.

Not included in the tables are payments each named executive officer earned or accrued prior to termination, such as the balances under the deferred compensation plans, accrued retirement benefits, previously vested options and restricted shares. For information about these previously earned and accrued amounts, see the following tables located elsewhere in this proxy statement:

- Summary Compensation Table for Fiscal Year 2008;
- Outstanding Equity Awards at Fiscal 2008 Year-End table;
- Option Exercises and Stock Vested During Fiscal Year 2008 table; and
- Pension Benefits for Fiscal Year 2008 table.

We would not be required to make any excise or related income tax gross up payments on account of the additional or enhanced payments presented in the tables.

	Death, Disability and Retirement ($)	Termination (without Cause or for Good Reason) ($)	Change-in-Control ($)	Qualifying Termination Following Change-in-Control ($)
Edward P. Campbell				
Severance (Cash)	—	4,590,000	—	6,208,980
Restricted Shares	487,476	—	487,476	—
Long-Term Performance Plan Awards FY 2007-2009 & FY 2008-2010	1,275,519	—	1,275,519	—
Excess Defined Pension Benefit	—	—	—	1,216,004
Health Care Benefits	—	—	—	9,012
Outplacement Services	—	—	—	10,000
Perquisites	—	—	—	70,090
Gregory A. Thaxton				
Severance (Cash)	—	—	—	1,121,472
Stock Options	—	—	2,222	—
Long-Term Performance Plan Awards FY 2007-2009 & FY 2008-2010	149,751	—	149,751	—
Excess Defined Pension Benefit	—	—	—	115,996
Health Care Benefits	—	—	—	19,462
Outplacement Services	—	—	—	10,000
Perquisites	—	—	—	34,650
Robert A. Dunn, Jr.				
Severance (Cash)	—	—	—	2,060,752
Restricted Shares	101,558	—	101,558	—
Long-Term Performance Plan Awards FY 2007-2009 & FY 2008-2010	314,016	—	314,016	—
Excess Defined Pension Benefit	—	—	—	1,151,621
Health Care Benefits	—	—	—	26,812
Outplacement Services	—	—	—	10,000
Perquisites	—	—	—	34,600
Michael Groos				
Severance (Cash)	—	—	—	2,371,768
Restricted Shares	114,483	—	114,483	—
Long-Term Performance Plan Awards FY 2007-2009 & FY 2008-2010	272,063	—	272,063	—
Excess Defined Pension Benefit	—	—	—	391,290
Outplacement Services	—	—	—	10,000
Perquisites	—	—	—	57,778

	Death, Disability and Retirement ($)	Termination (without Cause or for Good Reason) ($)	Change-in-Control ($)	Qualifying Termination Following Change-in-Control ($)
John J. Keane				
Severance (Cash)	—	—	—	1,840,752
Restricted Stock	101,558	—	101,558	—
Long-Term Performance Plan Awards FY 2007-2009 & FY 2008-2010	317,265	—	317,265	—
Excess Defined Pension Benefit	—	—	—	243,887
Health Care Benefits	—	—	—	12,754
Outplacement Services	—	—	—	10,000
Perquisites	—	—	—	46,962

APPENDIX A

AUDIT COMMITTEE REPORT

January 16, 2009

To: The Board of Directors of Nordson Corporation

Our Committee has reviewed and discussed the audited financial statements of the company for the year ended October 31, 2008 (the "Audited Financial Statements"). In addition, we have discussed with Ernst & Young LLP ("E&Y"), the principal independent registered public accounting firm for the Company, the matters required by Codification of Statements on Auditing Standards No. 61, as amended, as adopted by Public Accounting Oversight Board in PCAOB Rule 3526 .

The Committee also has received the written disclosures and the letter from E&Y required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. We have discussed with E&Y its independence from management and the Company, including the compatibility of non-audit services with E&Y's independence.

Based on the foregoing review and discussions and relying thereon, we have recommended to our Board of Directors the inclusion of the Audited Financial Statements in our Annual Report on Form 10-K for the year ended October 31, 2008.

Audit Committee

William P. Madar, Chairman
William W. Colville
William D. Ginn
Dr. David W. Ignat
Mary G. Puma

APPENDIX B

NORDSON CORPORATION
GOVERNANCE GUIDELINES

The following Governance Guidelines ("Guidelines"), along with the charters of the Committees of the Board of Directors, provide the framework for the governance of Nordson Corporation.

1. ***Composition***

The Board of Directors is classified, with two classes of four Directors and one class of three Directors. The number of Directors may be changed by the shareholders or by a vote of the majority of Directors then in office. Directors are elected for three-year terms and the terms of each of the classes expire in consecutive years. Directors may be added to a class and in such case, will hold office for the remainder of the term in office of that class. In the event of a vacancy in the Board of Directors, the Directors then in office may elect a Director to serve the remainder of the term of a Director whose resignation, removal, or death resulted in the vacancy. A majority of the Directors must meet the NASDAQ Stock Market LLC Rules for director independence. The Chief Executive Officer of the company who serves as a member of the Board of Directors is expected to retire from the Board of Directors upon his or her leaving the employ of the company. A former Chief Executive Officer may be eligible to serve as a member of the Board of Directors upon expiration of three years from the date the former Chief Executive Officer leaves the employ of the company.

The Board should represent a broad spectrum of individuals with experience who are able to contribute to the success of the Company. To that end, the Board should seek candidates having (a) deep concern for society and a view of the role of a corporation in society which is consistent with the traditional values of the Company, (b) senior operating experience with industrial corporations, and (c) a broad understanding of and direct experience in international business. Consideration of potential new members should include the issues of independence, diversity, and skills necessary to the perceived needs of the Board at a particular time. At its December 6, 2006 meeting, the Board of Directors adopted Director Recruitment and Performance Guidelines embodying and expanding upon the criteria noted above for use in identifying and recruiting directors for the Board of Directors. The Director Recruitment and Performance Guidelines are attached as Attachment A to these Governance Guidelines.

The Governance and Nominating Committee of the Board of Directors will arrange for orientation for new directors and Directors will engage in continuing education programs as deemed necessary by the Committee.

2. ***Meetings***

The Board holds an organizational meeting after each Annual Meeting of Shareholders at which time officers are elected. The Annual Meeting and the Organizational Meeting of the Board are held between February 15 and March 15 of each year. Otherwise, the Board may establish regular meetings at such times and places as it may decide. Board of Directors meetings are generally held five times each year. Dates are determined in advance. A majority of Directors then in office constitutes a quorum for Board of Directors meetings.

The Chairman of the Board and the Chief Executive Officer (if the Chairperson is not the Chief Executive Officer) will establish the agenda for each Board meeting. Each Director is free to suggest the inclusion of item(s) on the agenda.

Information and data that is important to the Board's understanding of the Company's business will be distributed in writing to the Board before each Board of Directors meeting.

3. ***Meeting Attendance***

Directors are expected to attend the Annual Meeting of Shareholders and all Board of Directors meetings and meetings of Committees on which the Director serves. If a Director determines that it is not possible to attend a meeting, the Director is expected to give notice of that fact as early as practicable. If a Director cannot attend a Board meeting due to an inability to be at the site of that meeting but is otherwise able to participate, it may be possible for the Director to participate by telephone if advance arrangements are made. Proxy rules require the Company to identify in the Proxy those Directors who did not attend 75% of the scheduled Directors' meetings and any meetings of Committees on which the Director serves.

4. ***Committees***

The Board may establish an Executive Committee, a Finance Committee, or other committees each consisting of not less than three Directors. Directors are expected to serve on one or more committees and where feasible, to rotate such service among the various committees as members and Chairpersons on a periodic basis.

During the Organizational Meeting of the Directors, the Board of Directors, acting on the recommendation of the Governance and Nominating Committee, will:

(a) elect a Chairman of the Board;

(b) elect a Chief Executive Officer;

(c) elect executive and non-executive officers of the company;

(d) establish Committees of the Board of Directors; and

(e) appoint Committee members and Chairpersons.

The Chairman of the Board's responsibilities are described in Attachment B to these Governance Guidelines, *Role of the Chairman of the Board.* In the event that the Chairman of the Board is not an independent director under the NASDAQ Stock Market LLC Rules for director independence, the Committee will recommend to the Board of Directors an independent director to be elected and assume the role of Presiding Director. The Presiding Director responsibilities are described in Attachment C to these Governance Guidelines, *Role of the Presiding Director.*

The Board of Directors presently has established three standing committees:

A. Audit Committee: The Audit Committee reviews the proposed audit program (including both independent and internal audits) for each fiscal year, the results of these audits, and the adequacy of Nordson's systems of internal accounting control. The Committee also is responsible for (i) the appointment, compensation, and oversight of the independent auditors for each fiscal year, (ii) the approval of all permissible non-audit services to be performed by the independent auditors, (iii) the establishment of procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, (iv) the approval of all related-party transactions and (v) oversight and review of financial statements pertaining to the Company's benefit plans, including reserves, statement of funding obligations and underlying assumptions.

All members of the Audit Committee must meet the NASDAQ Stock Market LLC Rules for director independence. Committee members must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. The Audit Committee will have at least one member who meets the definition of "audit committee financial expert" as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The role of the audit committee financial expert will be that of assisting the Audit Committee in overseeing the audit process, not auditing the Company.

No member of the Audit Committee may receive any payment from the Company other than payment for services as a Director or member of a Committee of the Board of Directors or be an affiliated person of the Company or any of its subsidiaries. Audit Committee members will inform the Chairman of the Committee and Chief Executive Officer prior to or upon accepting an audit committee appointment of another board of directors.

B. Compensation Committee: The Compensation Committee of the Board of Directors is responsible for (i) setting executive officer compensation, (ii) administering the incentive and equity participation plans which make up the variable compensation paid to executive officers, (iii) administering equity based compensation plans for key employees, and (iv) reviewing and discussing with management the annual report of the Compensation Committee and, based on such review and discussion, recommending to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement and Annual Report on Form 10-K. All members of the Compensation Committee must meet the NASDAQ Stock Market LLC Rules for director independence.

C. Governance and Nominating Committee: The purpose of the Governance and Nominating Committee is to ensure that the Board of Directors and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to shareholders and the Company. To accomplish this purpose, the Governance and Nominating Committee shall:

(a) Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders and candidates to fill vacancies in the Board;

(b) The Committee shall recommend to the Board a Chairman of the Board and when the Chairman of the Board is not an independent director under the NASDAQ Stock Market LLC Rules for director independence, an independent director to be elected and assume the role of Presiding Director;

(b) The Committee shall recommend to the Board the establishment of committees of the Board of Directors, chairpersons for those committees and membership qualifications for committee members in compliance with any regulatory requirements. The Committee shall also recommend directors to serve as committee members.

(c) Annually review and, when warranted, adjust Director and Committee member compensation;

(d) Monitor and evaluate annually how effectively the Board and the Company have implemented the policies and principles of these Guidelines; and

(e) Adopt revisions to the Guidelines where revisions are warranted based upon the annual evaluation and recommend revisions to the Board of Directors for approval.

All members of the Governance and Nominating Committee must meet the NASDAQ Stock Market LLC Rules for director independence.

In addition to these Standing Committees, the Executive Committee acts to make necessary decisions between periodic Directors' meetings. This Committee may exercise all powers of the Board in managing and controlling the business of the Company except declaring dividends, electing officers or filling vacancies among the Directors or in any committee of the Directors. The Executive Committee shall report on all of its activities to the Board at the next Board meeting where its actions are subject to revision or alteration. Directors who do not serve as members of the Executive Committee and who are able to attend meetings of the Executive Committee are welcome to attend and are entitled to vote.

Each Committee of the Board of Directors is authorized to retain its own counsel and other advisors, at Company expense, if and to the extent necessary to carry out its responsibilities.

5. ***Retirement***

Those Directors who were age 75 as of August 19, 2008 are expected to retire from the Board of Directors at the conclusion of their present term. Directors who are ages 72-74 as of August 19, 2008 are expected to retire from the Board of Directors at the conclusion of the Board of Directors meeting immediately prior to a Director's 75th birthday. Commencing with the 2011 Annual Meeting of the Shareholders, a Director is expected to retire at the conclusion of the Board of Directors meeting immediately prior to a Director's 72nd birthday.

6. *Change in Status*

The Board of Directors has determined that a change in employment status should not affect a Director's status as a member of the Board unless the change in employment status creates a conflict of interest or prevents a Director from performing his or her duties as a Director. A Director whose employment status has changed is to inform the Chairperson of the Governance and Nominating Committee and the Chief Executive Officer of the change in status.

7. *Membership on Other Boards*

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and avoid actual or potential conflicts of interest that may arise from serving on other boards of directors. To that end, effective December 2006, the Board of Directors has adopted a policy that a Director who is not an executive officer of a public company may serve as a director on up to five other boards of public companies. For Directors who are also serving as an executive officer of a public company, the maximum number of public company boards on which the Director may serve is two in addition to serving as a director on the board of his or her company. Each Director has the responsibility to inform the Chairperson of the Governance and Nominating Committee and the Chief Executive Officer prior to accepting invitations to serve as a director on other boards of directors. Directors who served on public company boards in excess of these limits prior to December 6, 2006 may continue to serve on such boards, but may not serve on any additional public company boards if such service would cause the total to exceed this Guideline.

8. *Executive Sessions of Independent Directors*

The independent Directors of the Board will meet in Executive Session at each meeting of the Board of Directors. The Chairman of the Board will preside at the executive sessions of the Independent Directors. The Presiding Director will preside at the executive sessions of the Independent Directors when the Chairman of the Board is not an independent director under the NASDAQ Stock Market LLC Rules for director independence.

9. *Assessing Board of Directors and Committee Performance*

Under the auspices of the Governance and Nominating Committee, the Board of Directors will conduct the following annual assessments:

- Board of Directors Self-Assessment;
- Committee Self-Assessments (Committee members' self-assessment of the Committee's performance.); and
- Independent Directors' Peer Assessment (assessment by the each independent director of other independent directors using the criteria set forth in the "Director Recruitment and Performance Guidelines" as the benchmark for assessment of performance).

In addition to the Director Recruitment and Performance Guidelines, the annual Board of Directors Self-Assessment process considers, among other criteria, meeting agenda items and presentations, advance distribution of meeting materials, interim communication to Directors, access to and communications with senior management, and the Board's and each Committee's contribution as a whole.

10. *Evaluation of the Chief Executive Officer*

The Independent Directors, led by the Chairman (or the Presiding Director where the Chairman of the Board is not an independent director under the NASDAQ Stock Market LLC Rules for director independence), will conduct an annual evaluation of the Chief Executive Officer, which evaluation should be communicated to the Chief Executive Officer by the Chairman or Presiding Director, as the case may be.

To facilitate the evaluation, the Chief Executive Officer will prepare a listing of a few of the priorities that need attention during the fiscal year. The evaluation should consider aspects of corporate performance such as progress toward meeting goals and the capacity of the Company to do so in the future. The evaluation should use a combination of objective and subjective criteria.

The evaluation will be considered by the Compensation Committee in the course of its deliberations when establishing the Chief Executive Officer's compensation.

11. *Succession Planning/Management Development*

At least every other year, the Chief Executive Officer shall report to the Board on succession planning and the Company's program for management development. The entire Board of Directors will be fully engaged in the succession planning process.

There should also be available, on a continuing basis, the Chief Executive Officer's recommendation as to his/her successor should he/she be unexpectedly disabled and be unable to carry on his/her duties as Chief Executive Officer.

12. *Board Access to Senior Management and Independent Advisors*

Directors have complete access to Nordson's management and will inform the Chief Executive Officer of substantive communications of a non-routine nature with management.

The Board encourages management to bring managers into Board meetings who (a) can provide additional insight into the items being discussed because of personal involvement in these areas and/or (b) represent managers with future potential that management believes should be given exposure to the Board.

The Board, at its discretion, may engage and consult with independent advisors to assist the Board in carrying out its oversight responsibilities.

13. *Board Interaction with Institutional Investors*

The Board believes that the management speaks for Nordson and it is inappropriate for individual Directors to communicate separately to investors except with the full knowledge and at the request of management. Directors who receive inquiries should direct the investor to the Chief Financial Officer.

14. *Director Compensation*

The Governance and Nominating Committee is authorized to establish reasonable compensation for Directors. A Director who is a full-time employee of the Company does not receive compensation for his or her services as a Director.

The Chairman of the Board of Directors, if independent under the NASDAQ Stock Market LLC Rules for director independence and non-employee Directors receive an annual retainer. The independent Chairman (or Presiding Director if the Chairman is not independent) and Committee Chairpersons receive an additional annual retainer. Each non-employee Director also receives a grant of restricted Nordson Corporation Common Shares under the Company's Amended and Restated 2004 Long-Term Performance Plan.

Travel expenses incurred in attending all meetings are reimbursed. Air travel is based on round-trip actual airfare from the Director's home to meeting locations. A Director is encouraged to select the class of travel commensurate with the situation, such as first class for long trips. Other expenses, such as hotels, meals, local transportation and similar expenses are also reimbursed. Independent Directors may elect coverage under the Company's (a) health care (medical, dental and prescription drug) plan with coverage being secondary to any health care plan under which a Director is also covered, (b) life insurance plan; and (c) business travel and accident insurance plan.

The Company maintains a Deferred Compensation Plan under which a Director may elect to defer all or a portion of his/her director compensation until retirement. Cash compensation may be deferred as cash or translated into stock equivalent units. Grants of restricted Nordson Corporation Common Shares are deferrable into stock equivalent units upon expiration of restrictions.

Directors are eligible to participate in The Nordson Corporation Foundation Matching Gift Program.

15. ***Share Ownership***

To reinforce the importance of aligning the financial interests of Nordson's Directors, executives and shareholders, Nordson Directors and executive officers are required to hold a minimum number of shares of Nordson Common Stock.

Directors are required to hold shares of Nordson Common Stock with a value equal to five (5) times the amount of the annual cash retainer paid to Directors. The Company's Chief Executive Officer is required to hold Nordson Common Stock having a dollar value at least equal to five (5) times base salary. Nordson's President (if the President is not also the CEO) or Chief Operating Officer is required to hold Nordson Common Stock having a dollar value at least equal to three (3) times base salary, while other Nordson executive officers are required to hold Nordson Common Stock having a dollar value at least equal to two (2) times base salary.

Directors are required to achieve the share ownership requirement within five years of election to the Board, or, in the case of Directors serving at the time the ownership requirements were adopted, within five years of the date of adoption. Likewise, newly elected or promoted executive officers will have up to five years to meet the applicable ownership requirements after their election or promotion, or in the case of executive officers in office at the time the ownership requirements were adopted, within five years of the date of adoption.

Equity interests that count toward satisfaction of the ownership requirement include:

Directors: Shares owned outright by the Director, or his or her spouse and dependent children; shares held in trust for the benefit of the Director or his or her family; shares of restricted stock; restricted stock units and stock equivalent units held in deferred compensation accounts which may be distributed only in the form of Common Shares; or other individual retirement accounts.

Executive Officers: Shares owned outright by the Executive Officer, or his or her spouse and dependent children; shares held in trust for the benefit of the Executive Officer or his or her family; shares of restricted stock; shares held in deferred compensation accounts; and shares held in the NEST (Nordson ESOP Fund and Nordson Stock Fund) or other individual retirement accounts.

Directors and executive officers who have not satisfied the share ownership requirements by the end of the five-year period or who have not exhibited progress towards the required ownership level prior to the end of such five-year period will be expected to retain 100% of the shares acquired through exercise of stock options, lapse of transfer restrictions on restricted stock or long term incentive share awards received pursuant to the 2004 Nordson Corporation Long Term Performance Plan, net of shares tendered to cover the exercise price of the option or taxes due on the exercise of stock option, the lapse of a restriction period or award of shares until the share ownership required, or progress therewith as applicable, is achieved.

Directors or executive officers who will be unable to achieve the required share ownership after taking any or all of the actions listed above will meet with the Chairman of the Governance and Nominating Committee (for Directors) or Compensation Committee (for executive officers) who will consult with the Chief Executive Officer to develop a plan to permit the Director or executive officer to achieve the required share ownership.

[rev 10 December 2008]

ATTACHMENT A

DIRECTOR RECRUITMENT AND PERFORMANCE GUIDELINES

The following Director Recruitment and Performance Guidelines, approved by the Governance and Nominating Committee and adopted by the Board of Directors, are for use in identifying and recruiting directors for the Board of Directors and in the annual Independent Director Peer Assessment process:

1. A director should have a record of demonstrated integrity, honesty, fairness, responsibility, good judgment and high ethical standards.

2. The director should have a deep concern for society and a view of the role of a corporation in society which is consistent with the traditional values of the Company.

3. In the case of outside directors, the director should meet the "independence" criteria set forth in the Company's Standards for Determining Independence of Directors.

4. A director should not be serving as a director of more than five other public companies, provided however, that any director serving on the board of more than five other public companies at the time these Guidelines are adopted shall not be required to resign from any such boards to achieve this Guideline.

5. A director who is employed as an executive officer of another public company should not be serving as a director of more than two other companies including their own.

6. The director should have a high level of expertise in areas of importance to the Company (such as technology, international business, finance, management, etc.) and should have senior operating experience with industrial corporations.

7. A director should have demonstrated the business acumen, experience and ability to use sound judgment and to contribute to the effective oversight of the business and financial affairs of a large, multifaceted, global organization.

8. A director should be committed to understanding the Company and its industry and to spending the time necessary to function effectively as a Director, including regularly attending and participating in meetings of the Board and its committees.

9. A director should neither have, nor appear to have, a conflict of interest that would impair the director's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a Director.

10. A director should be able to work well with other Directors and executive management with a view to a long-term relationship with the Company as a Director.

11. A director should have independent opinions and be willing to state them in a constructive manner.

12. A director should be willing to comply with the share ownership guidelines adopted by the Board.

13. Additional factors in evaluating the above skills would be a preference for directors that improve the diversity of the Board in terms of gender, race, religion and/or geography.

The above criteria are not rigid rules that must be satisfied in each case, but are flexible guidelines to assist in evaluating and focusing the search for director candidates and in the annual Director Peer Assessment process.

The nomination of a present director should be based on continuing qualification under these Guidelines and other criteria established by the Board of Directors.

The Governance and Nominating Committee has sole authority to retain and terminate any search firm used to identify director candidates, including sole authority to approve the search firm fees and other retention terms. Board members are encouraged to submit to the Chairman of the Governance and Nominating Committee candidates for appointment or nomination to the Board of Directors.

ATTACHMENT B

ROLE OF THE CHAIRMAN OF THE BOARD

The Chairman of the Board shall preside at all meetings of the Board of Directors and the shareholders, preside at the executive sessions of the independent directors and act as the principal communicator on behalf of the Board of Directors with the Chief Executive Officer.

In this role, the Chairman of the Board will:

- Approve the agenda for each meeting, including content and the proposed time devoted to each topic to be discussed at the board meeting, following consultation with the Chief Executive Officer;
- Convene and chair regular executive sessions of the independent directors. Provide feedback to the Chief Executive Officer after each session, reflecting the input of the independent directors as a whole;
- Provide timely feedback to the Chief Executive Officer as to the quality and quantity of the information provided by management to the board (incorporating whatever suggestions the independent directors may wish to put forward);
- Lead the annual Chief Executive Officer performance evaluation process. This responsibility includes gathering input from all independent directors while in executive session, and individually if necessary, and providing a thorough and timely briefing for the chairperson of the Compensation Committee;
- Once the Compensation Committee has established the Chief Executive Officer's compensation, the Chairman will then meet with the Chief Executive Officer for a formal performance review covering the year just ending. At another time they will mutually agree on the objectives for the coming fiscal year. At all times during this process the Chairman will keep the chairperson of the Compensation Committee informed on the outcome of these discussions;
- Lead the Chief Executive Officer succession planning activity where it is apparent that the Chief Executive Officer will leave or retire in the determinant future; and
- In the unlikely event it becomes necessary to respond to shareholder concerns that are best communicated directly to the independent directors rather than to management, the Chairman will be designated as the spokesperson for such communications. In this role the Chairman will keep the other directors, and management as required, fully informed as to the timing and content of such discussions, if any.

ATTACHMENT C

ROLE OF THE PRESIDING DIRECTOR

Where the Board of Directors has elected a Presiding Director and in addition to other duties as a director, the Presiding Director, in collaboration with other independent directors, is responsible for coordinating the activities of the independent directors, presiding at the executive sessions of the independent directors and acting as the principal communicator on behalf of the Board of Directors with the Chief Executive Officer.

In this role, the Presiding Director will:

- Make recommendations to the Chief Executive Officer regarding the timing and content of the board meetings as spokesperson for the independent directors
- Consult with the Chairman of the Board on the agenda for each meeting, including content and the proposed time devoted to each topic;
- In coordination and consultation with the Chairman of the Board, schedule regular executive sessions of the independent directors and chair those sessions. Provide feedback to the Chief Executive Officer after each session, reflecting the input of the independent directors as a whole;
- Provide timely feedback to the Chief Executive Officer as to the quality and quantity of the information provided by management to the board (incorporating whatever suggestions the independent directors may wish to put forward);
- Lead the annual Chief Executive Officer performance evaluation process. This responsibility includes gathering input from all independent directors while in executive session, and individually if necessary, and providing a thorough and timely briefing for the chairperson of the Compensation Committee;.
- Once the Compensation Committee has established the Chief Executive Officer's compensation for the coming period the Presiding Director will then meet with the Chief Executive Officer for a formal performance review covering the year just ending. At another time they will mutually agree on the objectives for the coming fiscal year. At all times during this process the Presiding Director will keep the chairperson of the Compensation Committee informed on the outcome of these discussions;
- Lead the Chief Executive Officer succession planning activity where it is apparent that the Chief Executive Officer will leave or retire in the determinant future; and

Finally, in the unlikely event it becomes necessary to respond to shareholder concerns that are best communicated directly to the independent directors rather than to management, the Presiding Director will be designated as the spokesperson for such communications. In this role the Presiding Director will keep the other directors, and management as required, fully informed as to the timing and content of such discussions, if any.

YOUR VOTE IS IMPORTANT.
PLEASE VOTE YOUR PROXY
ACCORDING TO THE INSTRUCTIONS
ON THE PROXY CARD.

Board of Directors



Left to right: William Madar, Mary Puma, Joseph Keithley, David Ignat, William Robinson, William Colville, Edward Campbell, William Ginn, Stephen Hardis, Benedict Rosen, Michael Merriman

Edward P. Campbell
Chairman, President
and Chief Executive Officer
Nordson Corporation

William W. Colville
Legal Consultant

William D. Ginn
Retired Partner,
Thompson Hine LLP

Stephen R. Hardis
Retired Chairman
and Chief Executive Officer,
Eaton Corporation

David W. Ignat
Consulting Physicist

Joseph P. Keithley
Chairman, President
and Chief Executive Officer
Keithley Instruments, Inc.

William P. Madar
Retired Chairman
and Chief Executive Officer,
Nordson Corporation

Michael J. Merriman
Operating Advisor
Res…ence C…tal Partners LLC

Mary G. Puma
Chairman
and Chief Executive Officer
Axcelis Technologies, Inc.

William L. Robinson
Distinguished Professor of Law
University of the District
of Columbia's David A. Clarke
School of Law

Benedict P. Rosen
Retired Chairman,
AVX Corporation

Executive Officers



Edward P. Campbell
Chairman, President
and Chief Executive
Officer



Gregory A. Thaxton
Vice President,
Chief Financial Officer



Robert A. Dunn Jr.
Senior Vice President,
Advanced Technology
Systems



John J. Keane
Senior Vice President,
Adhesive Dispensing
Systems



Douglas C. Bloomfield
Vice President,
Industrial Coating and
Automotive Systems



Peter G. Lambert
Vice President,
Advanced Technology
Systems



Michael Groos
Vice President,
Adhesive Dispensing
Systems



Gregory P. Merk
Vice President,
Pacific South Division



Bruce H. Fields
Vice President,
Human Resources



Shelly M. Peet
Vice President,
Chief Information
Officer



Robert E. Veillette
Vice President,
General Counsel and
Secretary

Media and Investor Relations Contact
James R. Jaye, Director of Communications and Investor Relations
jjaye@nordson.com; 440.414.5639

This report was bound using Nordson adhesive dispensing equipment.

END

Nordson Corporation 28601 Clemens Road Westlake, Ohio 44145-4551 440.892.1580 www.nordson.com